SKYWORKS®

2023 Annual Report

Notice of 2024 Annual Meeting
and Proxy Statement

Connecting Everyone and Everything, All the Time.


AV/EV


Connected Home


Wearables


Emergency Response


Industrial Automation


Location-Based Services


Infrastructure


Telemedicine


Artificial Intelligence


Smart Cities

Executive Management Team



Liam K. Griffin
*Chairman, Chief Executive Officer
and President*



Carlos S. Bori
*Senior Vice President,
Sales and Marketing*



Kari Durham
*Senior Vice President,
Human Resources*



Yusuf Jamal
*Senior Vice President
and General Manager,
Diversified Analog Solutions*



Reza Kasnavi
*Senior Vice President,
Technology and Manufacturing*



Joel R. King
*Senior Vice President
and General Manager,
Mobile Solutions*



Brian Mirkin
*Senior Vice President
and General Manager,
Mixed Signal Solutions*



Kris Sennesael
*Senior Vice President and
Chief Financial Officer*



Robert J. Terry
*Senior Vice President,
General Counsel
and Secretary*

Fiscal 2023 Overview



~9,750 employees



17 countries in which Skyworks has employees



7-year average employee tenure



13-year average executive tenure



>8,000 customers



~8,500 unique products



~4,900 patents



Increased sourcing of renewable energy



March 28, 2024

Dear Stockholder:

I am pleased to invite you to attend the 2024 Annual Meeting of Stockholders (the "Annual Meeting") of Skyworks Solutions, Inc., to be held at:

Time:	11:00 a.m. PDT
Date:	Tuesday, May 14, 2024
Website:	www.virtualshareholdermeeting.com/SWKS2024

You will be able to attend and participate in the Annual Meeting online at the website address above, where you will be able to listen to the meeting live, submit questions, and vote. We look forward to your participation online or by proxy. The attached Notice of 2024 Annual Meeting of Stockholders and Proxy Statement describe the matters that we expect to be acted upon at the Annual Meeting.

Whether or not you plan to attend the Annual Meeting online, and regardless of how many shares you own, it is important that your shares be represented at the Annual Meeting. Accordingly, if you are a stockholder of record, we urge you to complete the proxy and return it to us promptly in the postage prepaid envelope provided, or to complete and submit your proxy by telephone or via the internet in accordance with the instructions on the proxy card. If your shares are held in "street name," that is, held for your account by a broker or other nominee, you will receive instructions from the holder of record that you must follow for your shares to be voted. If you do attend the Annual Meeting online and wish to vote at that time, you may revoke a previously submitted proxy by voting at the meeting.

Sincerely yours,

Liam K. Griffin
Chairman, Chief Executive Officer and President

Letter from Lead Independent Director

Dear Fellow Stockholder:

On behalf of the entire Board of Directors, I thank you for your continued support of Skyworks. Despite macroeconomic headwinds, our resilient business model and operational excellence allowed us to deliver solid results in fiscal year 2023, including generating annual operating cash flow of $1.856 billion, up 30% year-over-year. In addition, the Company continued making investments in strategic growth areas, expanding our customer base and diversifying the reach of our business.

The Board remains committed to providing robust oversight of the Company's strategy, including key risks and opportunities. As we head toward our 2024 Annual Meeting, I would like to share some important focus areas from the past year:

- **Board Oversight of Risk:** Our Board is responsible for risk oversight and treats that role with the utmost importance. While the management team is responsible for day-to-day risk management and for bringing to our attention any significant risks, the Board regularly engages in both the processes management utilizes to identify, assess and manage risk and ongoing plans to address any identified risks. Additionally, we regularly consider business risk in connection with our evaluation of corporate strategy, including in our annual review of the Company's strategic plan. Our Board is comprised of experienced and qualified directors who are well-positioned to oversee long-term corporate strategy and operational execution, and their diverse qualifications and viewpoints add significant contributions to our overall risk oversight function.

- **Regular Engagement with Stockholders:** Our Board believes that stockholder engagement is a fundamental element of sound corporate governance. In 2023, we continued a high level of engagement with stockholders. The Company proactively reached out to stockholders representing approximately 51% of our outstanding stock and spoke with every such stockholder that wanted to engage. Topics of discussion varied and included executive compensation, corporate governance and sustainability efforts. Notably, coming out of our discussions with stockholders, we made changes to our compensation program by returning the short-term incentive performance period for fiscal year 2024 from two semi-annual periods to one annual period. Dialogue with stockholders throughout the year is critical to providing the Board with important feedback needed to better understand our stockholders' priorities on a wide range of topics. I look forward to continued engagement with our stockholders.

- **Corporate Responsibility and Sustainability:** The Board, and in particular our Nominating and Corporate Governance Committee, oversees corporate responsibility and sustainability. As part of our commitment, we disclose key initiatives and progress toward our sustainability goals. Last year, we published our 2022 Sustainability Report, where we provided key updates on many topics, including environmental responsibility, cybersecurity, supply chain management, health and safety, human rights, ethics, and human capital management. On environmental topics in particular, we were pleased to share improvements in water use efficiency, hazardous waste generation rates, and year-over-year emissions rate reductions in scope 1 and 2 CO_2e emissions. We are also excited about our continued improvements in emissions and water use reductions in 2023 and our focus on driving further emission and water use reductions throughout 2024 and in the future. During our stockholder engagement in the fall and winter of 2023, many of our stockholders provided feedback in support of our sustainability journey and encouraged us to continue on our path.

Thank you for your investment in Skyworks and continued confidence in the Board. We look forward to continuing our dialogue with you in the year to come.

With appreciation,

Christine King

Christine King
Lead Independent Director
Chairman, Compensation Committee
Member, Audit Committee



NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS



Date and Time
May 14, 2024
11:00 a.m. PDT



Location
www.virtualshareholdermeeting.com/
SWKS2024



Record Date
March 20, 2024

Items of Business

1. To elect nine individuals nominated to serve as directors of the Company with terms expiring at the 2025 Annual Meeting of Stockholders and named in the Proxy Statement;

2. To ratify the selection by the Company's Audit Committee of KPMG LLP as the independent registered public accounting firm for the Company for fiscal year 2024;

3. To approve, on an advisory basis, the compensation of the Company's named executive officers;

4 – 7. To approve four separate amendments to the Company's Restated Certificate of Incorporation to eliminate the supermajority vote provisions relating to (a) stockholder approval of a merger or consolidation, disposition of all or substantially all of the Company's assets, or issuance of a substantial amount of the Company's securities; (b) stockholder approval of a business combination with any related person; (c) stockholder amendment of charter provisions governing directors; and (d) stockholder amendment of the charter provision governing action by stockholders;

8. To approve the Company's Second Amended and Restated 2015 Long-Term Incentive Plan;

9. To approve an amendment to the Company's 2002 Employee Stock Purchase Plan, as amended;

10. To consider two stockholder proposals, if properly presented at the Annual Meeting; and

11. To transact such other business as may properly come before the Annual Meeting.

Your Vote Is Important.

To ensure your representation at the Annual Meeting, please submit your proxy or voting instructions as soon as possible by using any of the following methods, as described in greater detail on your proxy card or voter instruction form.



Internet   **Phone**   **Mail**

The accompanying Proxy Statement includes further information about how to attend the Annual Meeting online, vote your shares online during the Annual Meeting, and submit questions online during the Annual Meeting.

By Order of the Board of Directors,

Robert J. Terry

Robert J. Terry
Senior Vice President, General Counsel and Secretary
Irvine, California • March 28, 2024

PROXY STATEMENT 2024

Table of Contents





PROXY STATEMENT SUMMARY

This summary highlights financial and other accomplishments during fiscal year 2023, as well as information generally contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider in advance of the 2024 Annual Meeting of Stockholders, and we encourage you to read the entire Proxy Statement before voting your shares.

2024 Annual Meeting of Stockholders



Date and Time
May 14, 2024
11:00 a.m. PDT



Location
www.virtualshareholdermeeting.com/
SWKS2024



Record Date
March 20, 2024

Matters to be Voted Upon

Your vote is very important to us. Please cast your vote on all of the proposals to ensure that your shares are represented.

Proposal		Required Vote for Approval	Board Recommendation		See Page
1.	Election of Directors	For each director, majority of votes cast	FOR Each Nominee	✓	8
2.	Ratification of Appointment of KPMG LLP	Majority of votes present and entitled to vote	FOR	✓	28
3.	Advisory Vote to Approve Compensation of Named Executive Officers	Majority of votes present and entitled to vote	FOR	✓	31
4 – 7.	Approve Amendments to Restated Certificate of Incorporation to Eliminate Supermajority Vote Provisions	80% (or 90% in case of Proposal 5) of shares outstanding	FOR	✓	65
8.	Approve Second Amended and Restated 2015 Long-Term Incentive Plan	Majority of votes present and entitled to vote	FOR	✓	71
9.	Approve Amendment to 2002 Employee Stock Purchase Plan, as Amended	Majority of votes present and entitled to vote	FOR	✓	86
10 – 11.	Two Stockholder Proposals, if Properly Presented at the Annual Meeting	Majority of votes present and entitled to vote	AGAINST	✗	92

Financial Highlights from Fiscal Year 2023

During the fiscal year ended September 29, 2023 ("fiscal year 2023"), the Company delivered solid results despite ongoing macroeconomic volatility, reflecting our resilient business model and operational excellence. We continued making strategic investments in growth areas, expanded our customer base and diversified the reach of our business, positioning us to capture new opportunities across a range of markets benefitting from secular trends.

- Delivered net revenue of **$4.8 billion**
- Achieved operating margin of **23.6%** on a GAAP basis (**33.6%** on a non-GAAP basis)[1]
- Posted diluted earnings per share of **$6.13** on a GAAP basis (**$8.52** on a non-GAAP basis)[1]
- Generated annual operating cash flow of **$1.856 billion, up 30% year-over-year** and free cash flow of **$1.646 billion, up 76% year-over-year**
- Raised our quarterly dividend from **$0.62** per share to **$0.68** per share
- Returned approximately **$580 million** to stockholders through repurchasing **1.9 million** shares of our common stock for **$175 million** and through payments of **$405 million** in cash dividends
- Repaid **$900 million** of debt
- Total stockholder return over the last 10 years was **360%**, compared to 208% for the companies in the S&P 500 Index[2]



**Quarterly Dividends:
Fiscal Years 2015 – 2023**

---

(1) *Please see table on page 110 for a full reconciliation of non-GAAP results to GAAP results.*
(2) *Source: FactSet. Represents TSR for the ten-year period ended September 29, 2023.*

Other Accomplishments from Fiscal Year 2023

Throughout fiscal year 2023, our connectivity and analog mixed-signal solutions enabled a broad set of applications across mobile, IoT, automotive, industrial, data center and 5G wireless infrastructure, providing essential technologies and products to industry-leading customers throughout the world. Highlights from the year include:

- Secured high-performance 5G content for premium Android smartphones
- Supported launches of Wi-Fi 6E and 7 platforms for network communication, consumer electronics and infrastructure applications
- Achieved design wins for onboard chargers, battery management systems and in-vehicle infotainment systems across leading automotive OEMs
- Ramped timing solutions for AI-enabled data centers at a leading cloud provider
- Delivered 5G small cell deployments with leading global operators
- Enabled next-generation IoT solutions supporting smart energy and factory automation



Non-GAAP Free Cash Flow[3]

(3)   Please see table on page 110 for a full reconciliation of non-GAAP results to GAAP results.

Our Director Nominees

Nine nominees, each of whom currently serves as a director, have been nominated for election to our Board of Directors (the "Board") to serve until the 2025 Annual Meeting of Stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Additional information on each nominee may be found below under "*Election of Directors*." The following table lists the nine nominees, their age, the year such nominees were first elected as directors of the Company, their principal occupation, their independence status, their Board committee membership(s) as of March 1, 2024, and the number of other public company boards on which they serve.

Name	Age	Director Since	Principal Occupation	Independent	Committee Memberships	Other Public Company Boards
Liam K. Griffin *Chairman of the Board*	57	2016	Chairman, CEO and President, Skyworks Solutions		–	–
Christine King *Lead Independent Director*	74	2014	Retired Executive Chairman, QLogic	•	AC, CC (C)	–
Alan S. Batey	61	2019	Retired EVP and President of North America, General Motors	•	CC	–
Kevin L. Beebe	65	2004	President and CEO, 2BPartners	•	NCGC (C)	2
Eric J. Guerin	52	2022	CFO, RB Global, Inc.	•	AC	–
Suzanne E. McBride	55	2022	COO, Iridium Communications	•	NCGC	1
David P. McGlade	63	2005	Retired Executive Chairman, Intelsat	•	AC (C), NCGC	–
Robert A. Schriesheim	63	2006	Chairman, Truax Partners	•	AC, CC	1
Maryann Turcke	58	2023	Former Chief Operating Officer, National Football League	•	NCGC	2

"AC" indicates Audit Committee, "CC" indicates Compensation Committee, "NCGC" indicates Nominating and Corporate Governance Committee, and "(C)" indicates Committee Chair

The nine director nominees standing for reelection to the Board have diverse backgrounds, skills, and experiences. We believe their varied backgrounds contribute to an effective and well-balanced Board that is able to provide valuable insight to, and effective oversight of, our senior management team.



Director Independence

88.8% Independent

Director Tenure

< 5 Years   **9.4** Years Average Tenure   > 10 Years

5-10 Years

Director Diversity (Gender and Race/Ethnicity)

44.4% Diverse

Corporate Governance Highlights

The Company has a proven track record of sound and effective corporate governance practices and policies, including those highlighted below.

Corporate Governance Best Practices	
Annually Elected Directors	All of our directors are elected annually
Majority Vote Standard	In uncontested elections, directors are elected by a majority of votes cast
Lead Independent Director	Our Lead Independent Director role has a robust set of duties set forth in our corporate governance guidelines
Executive Sessions	Our independent directors regularly meet in executive sessions without management, with the Lead Independent Director presiding
Independent Board Committees	All members of the Board's three standing committees are independent directors
Board Refreshment	Our Board regularly takes steps to refresh its membership, including adding three new directors since 2022
Risk Assessment	Our Board and its committees regularly review management's processes for identifying, assessing, and managing risks
Annual Board Assessment	The Nominating and Corporate Governance Committee oversees an annual evaluation of the effectiveness of the Board, each committee, and individual directors
Executive Succession Plan	The Board periodically reviews and approves the executive succession plan in consultation with the Compensation Committee and the Chief Executive Officer
No "Poison Pill"	The Board has not adopted a "poison pill"
Stock Ownership Requirements	All directors and executive officers are subject to robust stock ownership requirements
Prohibition on Pledging	We prohibit our directors and employees from pledging Company securities
Special Meeting Right	Our stockholders have the right to call a special meeting of the Company's stockholders
Proxy Access	Eligible stockholders may nominate their own director nominees to be included in the Company's proxy materials
Regular Stockholder Engagement	We regularly conduct outreach to our stockholders to understand their perspectives on governance matters
Director Commitments	All directors are subject to our policy on director public company board commitments and annual review by the Nominating and Corporate Governance Committee regarding those commitments

Compensation Highlights

Under our pay-for-performance philosophy, we believe that executive compensation should be strongly aligned with the interests of our long-term stockholders. As a result, a substantial portion of each Named Executive Officer's annual compensation is tied to Company performance and stock price performance. The charts below show the target total direct compensation mix for fiscal year 2023 for our Chief Executive Officer and the average for the other Named Executive Officers, in each case reflecting actual salary, target short-term incentive award, and the grant date fair value of long-term stock-based compensation awards.



Stockholder Engagement

Engagement with the Company's stockholders is a critical part of our commitment to good corporate governance, and we regularly conduct outreach to our stockholders to understand their perspectives on governance matters. Most recently, we engaged in formal stockholder outreach following the 2023 Annual Meeting and through December 2023. We initiated outreach to more than twenty of our largest institutional stockholders representing approximately 51% of the Company's shares outstanding. Stockholders representing approximately 36% of the Company's shares outstanding responded to the outreach, and we held engagement meetings with those stockholders who wanted to meet. Our Lead Independent Director also participated in select engagement.



Topics of conversation in the engagement meetings included executive compensation, our corporate governance practices, our sustainability accomplishments and progress, our efforts to eliminate the supermajority vote provisions from our Restated Certificate of Incorporation, and other topics, with many stockholders expressing approval of the Company's strategy, performance and management. In addition, stockholders broadly shared support for the Company's demonstrated history of robust disclosure and stockholder responsiveness, including relating to compensation policies and plan designs. In some cases, investors asked for, and we provided, more information on the rationale behind our metrics and performance periods.

ELECTION OF DIRECTORS

Under this Proposal 1, you are being asked to consider nine nominees for election to our Board of Directors to serve until the 2025 Annual Meeting of Stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Each nominee for election has agreed to serve if elected, and the Board knows of no reason why any nominee should be unable or unwilling to serve. If a nominee is unable or unwilling to serve, the attorneys-in-fact named in this Proxy Statement will vote any shares represented at the meeting by proxy for the election of another individual nominated by the Board, if any. No nominee or executive officer is related by blood, marriage, or adoption to any other director, nominee, or executive officer. No arrangements or understandings exist between

any director or person nominated for election as a director and any other person pursuant to which such person is to be selected as a director or nominee for election as a director.

Proxies cannot be voted for a greater number of individuals than the number of nominees named in this Proxy Statement.

The following table lists the nine nominees for election as directors, the year such nominees were first elected as directors of the Company, and their Board committee memberships as of March 1, 2024. The table also lists the number of meetings held by each committee during fiscal year 2023.

Name	Director Since	Independent	Committee Memberships		
			AC	CC	NCGC
Liam K. Griffin, Chairman of the Board	2016				
Christine King, Lead Independent Director	2014	•	•	C	
Alan S. Batey	2019	•		•	
Kevin L. Beebe	2004	•			C
Eric J. Guerin	2022	•	•		
Suzanne E. McBride	2022	•			•
David P. McGlade	2005	•	C		•
Robert A. Schriesheim	2006	•	•	•	
Maryann Turcke	2023	•			•
Number of Meetings in FY2023			**8**	**3**	**3**

"AC" indicates Audit Committee, "CC" indicates Compensation Committee, "NCGC" indicates Nominating and Corporate Governance Committee, and "C" indicates Committee Chair

Immediately below this proposal is biographical information about each of the director nominees, including information regarding each nominee's business experience for the past five years, and the names of other public companies for which each nominee has served as a director during the past five years. In addition to the information presented below regarding each nominee's specific experience, qualifications, attributes, and skills that led our Nominating and Corporate Governance Committee and our Board to conclude that he or she should serve as a director, we also believe that each of our directors has a reputation for integrity, honesty, and adherence to high ethical standards. They have each demonstrated business acumen, an ability to exercise sound judgment, knowledge of our business and industry, and the willingness to devote the time needed to be an effective director.

Majority Vote Standard for Election of Directors

A nominee for election as a director in an uncontested election (an election where the number of nominees for election as directors is equal to or less than the number of directors to be elected) will be elected if the number of votes cast "**FOR**" such nominee's election exceeds the number of votes cast "**AGAINST**" the nominee's election. In a contested election (in which the number of nominees for election as directors exceeds the number of directors to be elected at such meeting), directors are elected by a plurality of all votes cast in such election. The election of directors at this Annual Meeting is uncontested. As a result, each nominee for election as a director at the Annual Meeting will only be elected if the votes cast "**FOR**" such nominee exceed the number of votes cast "**AGAINST**" such nominee. As required by our corporate governance guidelines, which are available on the Investor Relations portion of the Company's website at www.skyworksinc.com, each incumbent director who is a nominee for election as a director at the Annual Meeting submitted to the Board an irrevocable resignation that would

become effective if the votes cast "**FOR**" such nominee's election do not exceed the votes cast "**AGAINST**" such nominee's election and our Board determines to accept his or her resignation. Upon such resignation by a nominee and pursuant to the procedures set forth in the corporate governance guidelines, the Nominating and Corporate Governance Committee will evaluate the best interests of our Company and stockholders and will recommend to our Board the action to be taken with respect to the resignation. The Board will then decide whether to accept, reject, or modify the Nominating and Corporate Governance Committee's recommendation, and the Company will publicly disclose such decision by the Board with respect to the director nominee.

Shares represented by all proxies received by the Board that are properly completed, but do not specify a choice as to the election of directors, will be voted "**FOR**" the election of all nine of the nominees.



THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NINE NOMINEES IN PROPOSAL 1

Nominees for Election

Liam K. Griffin, *Chairman, Chief Executive Officer and President*
Director since: 2016 • Age: 57

Prior to his appointment as Chairman of the Board in May 2021, Mr. Griffin had served as Chief Executive Officer and a director since May 2016 and as President since May 2014. He served as Executive Vice President and Corporate General Manager from November 2012 to May 2014, Executive Vice President and General Manager, High Performance Analog from May 2011 to November 2012, and Senior Vice President, Sales and Marketing from August 2001 to May 2011. Previously, Mr. Griffin was employed by Vectron International, a division of Dover Corp., as Vice President of Worldwide Sales from 1997 to 2001 and as Vice President of North American Sales from 1995 to 1997.

Qualifications: We believe that Mr. Griffin's qualifications to serve as a director include his strong relationships with Skyworks' key customers, investors, employees, and other stakeholders, as well as his deep understanding of the semiconductor industry and its competitive landscape gained through serving in several different executive positions at Skyworks over the past two decades.

Committee(s)
• None

Other Public Company Boards

Current
• None

Past 5 Years
• National Instruments Corporation (until 2023)
• Vicor Corporation (until 2019)

Christine King, *Lead Independent Director*
Director since: 2014 • Age: 74

Ms. King has been Lead Independent Director since 2019. She served as Executive Chairman of QLogic Corporation (a publicly traded developer of high-performance server and storage networking connectivity products) from August 2015 until August 2016, when it was acquired by Cavium, Inc. Previously, she served as Chief Executive Officer of Standard Microsystems Corporation (a publicly traded developer of silicon-based integrated circuits utilizing analog and mixed-signal technologies) from 2008 until the company's acquisition in 2012 by Microchip Technology, Inc. Prior to Standard Microsystems, Ms. King was Chief Executive Officer of AMI Semiconductor, Inc., a publicly traded company, from 2001 until it was acquired by ON Semiconductor Corp. in 2008.

Qualifications: We believe that Ms. King's qualifications to serve as a director include her extensive management and operational experience in the high-tech and semiconductor industries as well as her significant strategic and financial expertise.

Committee(s)
• Audit
• Compensation (Chair)

Other Public Company Boards

Current
• None

Past 5 Years
• Allegro MicroSystems, Inc. (until 2021)
• IDACORP, Inc. (until 2021)

Alan S. Batey

Director since: 2019 • Age: 61

Mr. Batey served as Executive Vice President and President of North America for General Motors Company (a publicly traded automotive manufacturer), as well as the Global Brand Chief for Chevrolet, a division of General Motors Company, from 2014 until 2019. His career spans more than 39 years with General Motors where he held various senior management positions in operations, marketing, and sales around the world.

Qualifications: We believe that Mr. Batey's qualifications to serve as a director include his extensive senior management experience at General Motors, where he developed expertise on a broad set of complex strategic, operational, and technological matters involving the automotive industry, an industry that is expected to be a growth market for the Company.

Committee(s)
• Compensation

Other Public Company Boards

Current
• None

Past 5 Years
• None

Kevin L. Beebe

Director since: 2004 • Age: 65

Mr. Beebe has been President and Chief Executive Officer of 2BPartners, LLC (a partnership that provides strategic, financial, and operational advice to private equity investors and management) since 2007. In 2014, Mr. Beebe became a founding partner of Astra Capital Management (a private equity firm based in Washington, D.C.). Previously, beginning in 1998, he was Group President of Operations at ALLTEL Corporation (a telecommunications services company).

Qualifications: We believe that Mr. Beebe's qualifications to serve as a director include his two decades of experience as an operating executive in the wireless telecommunications industry as well as his experience and relationships gained from advising leading private equity firms that are transacting business in the global capital markets.

Committee(s)
• Nominating and Corporate Governance (Chair)

Other Public Company Boards

Current
• SBA Communications Corporation
• Frontier Communications Parent, Inc. (formerly Frontier Communications Corporation)

Past 5 Years
• Altimar Acquisition Corporation (until 2021)
• Altimar Acquisition Corp. II (until 2021)
• NII Holdings, Inc. (until 2019)

Eric J. Guerin
Director since: 2022 • Age: 52

Mr. Guerin serves as Chief Financial Officer of RB Global (a publicly traded provider of insights, services and transaction solutions for commercial assets and vehicles), a role he has held since January 2024. Previously, Mr. Guerin served as Senior Vice President and Chief Financial Officer of Veritiv Corporation (a formerly publicly traded provider of packaging and hygiene products), from March 2023 to December 2023 and as its Senior Vice President-Finance from January 2023 to March 2023. Prior to that, he served as Executive Vice President and Chief Financial Officer of CDK Global (a formerly publicly traded provider of integrated technology solutions to the automotive industry) from 2021 to 2022. From 2016 to 2021, he served as Division Vice President and sector Chief Financial Officer at Corning Glass Technologies, a division of Corning Inc. (a publicly traded innovator in materials science). Previously, he served in financial leadership roles at Flowserve Corporation, Novartis Corporation, Johnson & Johnson Services Inc., and AstraZeneca PLC, each a publicly traded company or subsidiary thereof.

Qualifications: We believe that Mr. Guerin's qualifications to serve as a director include his financial and operational expertise, together with his extensive engagements within Asia-Pacific markets.

Committee(s)
- Audit

Other Public Company Boards

Current
- None

Past 5 Years
- Natus Medical Incorporated (until 2022)

Suzanne E. McBride
Director since: 2022 • Age: 55

Ms. McBride serves as Chief Operations Officer for Iridium Communications, Inc. (a publicly traded operator of a satellite-based global communications network). Prior to rejoining Iridium in February 2019, where she had previously served from 2007 to 2016 in various leadership roles, Ms. McBride served from June 2016 to January 2019 as Senior Vice President and Chief Operations Officer for OneWeb (a privately held company building a space-based global communications network that filed a voluntary petition for Chapter 11 bankruptcy protection on March 27, 2020). Earlier in her career, she held a series of increasingly senior positions in technology and operations with Motorola Solutions, Inc. (a publicly traded telecommunications company), and General Dynamics Corporation (a publicly traded aerospace and defense company).

Qualifications: We believe that Ms. McBride's qualifications to serve as a director include her extensive strategy and operations expertise developed through twenty-five years of experience within the wireless technology industry.

Committee(s)
- Nominating and Corporate Governance

Other Public Company Boards

Current
- Iridium Communications, Inc.

Past 5 Years
- None

David P. McGlade

Director since: 2005 • Age: 63

Mr. McGlade served as Chairman of the Board of Intelsat S.A. (a publicly traded worldwide provider of satellite communication services) from April 2013 to February 2022. He served as Executive Chairman of Intelsat from April 2015 to March 2018, prior to which he served as Chairman and Chief Executive Officer. Previously, Mr. McGlade served as an Executive Director of mmO2 PLC and as the Chief Executive Officer of O2 UK (a subsidiary of mmO2), a position he held from October 2000 until March 2005.

Qualifications: We believe that Mr. McGlade's qualifications to serve as a director include his significant operational, strategic, and financial acumen, as well as his knowledge about global capital markets, developed over approximately four decades of experience in the telecommunications industry.

Committee(s)
- Audit (Chair)
- Nominating and Corporate Governance

Other Public Company Boards

Current
- None

Past 5 Years
- Intelsat S.A. (until 2022)

Robert A. Schriesheim

Director since: 2006 • Age: 63

Mr. Schriesheim has been Chairman of Truax Partners LLC (a consulting firm) since 2018 and has served as Adjunct Associate Professor of Finance at the University of Chicago Booth School of Business since September 2023. He served as Executive Vice President and Chief Financial Officer of Sears Holdings Corporation (a publicly traded nationwide retailer) from August 2011 to October 2016. From January 2010 to October 2010, Mr. Schriesheim was Chief Financial Officer of Hewitt Associates, Inc. (a global human resources consulting and outsourcing company that was acquired by Aon Corporation). From October 2006 until December 2009, he was the Executive Vice President and Chief Financial Officer of Lawson Software, Inc. (a publicly traded ERP software provider).

Qualifications: We believe that Mr. Schriesheim's qualifications to serve as a director include his extensive knowledge of the capital markets and corporate financial capital structures, his expertise evaluating and structuring merger and acquisition transactions within the technology sector, and his experience gained through leading companies through major strategic and financial corporate transformations.

Committee(s)
- Audit
- Compensation

Other Public Company Boards

Current
- Houlihan Lokey, Inc., Lead Independent Director

Past 5 Years
- Frontier Communications Corporation (until 2021)
- NII Holdings, Inc. (until 2019)

SKYWORKS®

Maryann Turcke

Ms. Turcke most recently served as a senior advisor at Brookfield Asset Management from September 2020 to September 2022. Previously, Ms. Turcke served as Chief Operating Officer of the National Football League (NFL) from January 2018 to September 2020 and as a Senior Advisor for the NFL from September 2020 to May 2021. She joined the league as President of NFL Network, Digital Media, NFL Films and IT in April 2017. Prior to the NFL, Ms. Turcke served for more than a decade in various leadership roles within BCE Inc. (a publicly traded communications company formerly known as Bell Canada Enterprises), including serving from April 2015 to February 2017 as president of Bell Media, a division of BCE.

Qualifications: We believe that Ms. Turcke's qualifications to serve as a director include her significant operational, management and financial experience, including in the telecommunications industry.

Committee(s)
- Nominating and Corporate Governance

Other Public Company Boards

Current
- Frontier Communications Parent, Inc.
- Royal Bank of Canada

Past 5 Years
- Northern Star Investment Corp. II (until 2023)

The table below summarizes the key qualifications and attributes relied upon by the Board in nominating nine of our current directors for election. Marks indicate specific areas of focus or expertise relied on by the Board. The lack of a mark in a particular area does not necessarily signify a director's lack of qualification or experience in such area.

Skills and Experience	Batey	Beebe	Griffin	Guerin	King	McBride	McGlade	Schriesheim	Turcke
Other Public Company Boards									
Current		2				1		1	2
Past 5 Years		3	2	1	2		1	2	1
Executive Leadership	●	●	●	●	●	●	●	●	●
Public Company CEO Experience			●		●		●		
Public Company CFO Experience				●				●	
Other Public Company Executive Officer Experience[1]	●	●				●			
International Business	●	●	●	●	●	●	●	●	●
Finance	●	●	●	●	●	●	●	●	●
Public Financial Reporting			●	●	●		●	●	●
Audit Committee Financial Expert[2]				●	●		●	●	
Manufacturing / Operations	●		●	●	●	●[3]	●		●
Technology	●	●	●	●	●	●	●	●	●
Semiconductors			●		●				
Wireless Communication		●	●		●	●	●		●
Sales / Marketing	●	●	●		●		●		●
Mergers and Acquisitions	●	●	●	●	●		●	●	●
Age	61	65	57	52	74	55	63	63	58

1. Current or Former Section 16 Officer under applicable SEC rules

2. Per designation by Skyworks' Board of Directors

3. In her role as Chief Operations Officer of Iridium Communications, Inc., Ms. McBride has had management responsibility for cybersecurity as of the fourth calendar quarter of 2023

Board Diversity Matrix

The following matrix includes all directors serving as of March 1, 2024.

Board Diversity Matrix (As of March 1, 2024)				
Total Number of Directors	9			
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Part I: Gender Identity				
Directors	3	6		
Part II: Demographic Background				
African American or Black		1		
Alaskan Native or Native American				
Asian				
Hispanic or Latinx				
Native Hawaiian or Pacific Islander				
White	3	5		
Two or More Races or Ethnicities				
LGBTQ+				
Did Not Disclose Demographic Background				

Corporate Governance

Stockholder Engagement

Engagement with the Company's stockholders is a critical part of our commitment to good corporate governance, and we regularly conduct outreach to our stockholders to better understand their perspectives on governance matters. Most recently, we engaged in formal stockholder outreach following the 2023 Annual Meeting. We initiated outreach to more than twenty of our largest institutional stockholders representing approximately 51% of the Company's shares outstanding. Stockholders representing approximately 36% of the Company's shares outstanding responded to the outreach, and we held engagement meetings with those stockholders who wanted to meet. Our Lead Independent Director also participated in select engagement.

We solicited and received feedback from institutional stockholders on various key governance and disclosure topics, including the following:

- *Executive Compensation:* Overall, our institutional stockholders broadly shared support for the Company's demonstrated history of disclosure and stockholder responsiveness, including relating to compensation policies and plan designs. In some cases, investors asked for, and we provided, more information on the rationale behind our metrics and performance periods.The Compensation Committee's decision to return the short-term incentive program for the fiscal year ending September 27, 2024 ("fiscal year 2024") from two semi-annual performance periods to one annual performance period took into account feedback from our stockholders.

- *Board Refreshment and Diversity:* Our institutional stockholders generally agreed with the Company's approach to Board refreshment, including our prior phased retirement of long-tenured directors and appointment of new directors that would add to the diversity of skills and backgrounds on our Board while maintaining a balance of tenure on the Board. In addition, several large stockholders expressed support for the level of diversity on our Board.

- *Sustainability Disclosure:* Our institutional stockholders generally expressed support for our sustainability journey and appreciated the additional disclosure contained in our sustainability report released in 2023, as well as our overall progress on environmental, social, and governance ("ESG") matters, such as specific short and long-term environmental targets on greenhouse gas emissions, hazardous waste and water usage efficiency improvements.

- *Human Capital Management: Our institutional stockholders expressed the importance of human capital management topics, and many were pleased with the disclosures we made in our 2022 Sustainability Report. A few stockholders had questions about employee engagement and turnover trends, and we responded in line with the disclosures we have made in our 2022 Sustainability Report.*

Our Board values the opinions expressed by our stockholders and will continue to consider voting results our stockholder meetings, as well as feedback obtained through our regular stockholder engagement efforts, when making future decisions regarding corporate governance matters.

Board of Director Meetings

The Board met six (6) times during fiscal year 2023. During fiscal year 2023, each director attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by all committees of the Board on which he or she served. The Company's policy with respect to directors' attendance at the Annual Meeting is included in our corporate governance guidelines, which are available on the Investor Relations portion of

the Company's website at www.skyworksinc.com. At the 2023 Annual Meeting, each director then in office was in attendance.

Director Independence

Each year, the Board reviews the relationships that each director has with the Company and with other parties. Only those directors who do not have any of the categorical relationships that preclude them from being independent within the meaning of the applicable Listing Rules of the Nasdaq Stock Market LLC (the "Nasdaq Rules") and who the Board affirmatively determines have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director are considered to be independent directors. The Board has reviewed a number of factors to evaluate the independence of each of its members. These factors include its members' current and historic relationships with the Company and its competitors, suppliers, and customers; their relationships with management and other directors; the relationships their current and former employers have with the Company; and the relationships between the Company and other companies of which a member of the Company's Board of Directors is a director or executive officer. After evaluating these factors, the Board has determined that eight of the nine members of the Board, namely, Alan S. Batey, Kevin L. Beebe, Eric J. Guerin, Suzanne E. McBride, Christine King, David P. McGlade, Robert A. Schriesheim, and Maryann Turcke, do not have any relationships that would interfere with the exercise of independent judgment in carrying out their responsibilities as directors and that each such director is an independent director of the Company within the meaning of applicable Nasdaq Rules.

Corporate Governance Guidelines

The Board has adopted corporate governance practices to help fulfill its responsibilities to the stockholders in overseeing the work of management and the Company's business results. These guidelines are intended to ensure that the Board has the necessary authority and practices in place to review and evaluate the

Company's business operations, as needed, and to make decisions that are independent of the Company's management. In addition, the guidelines are intended to align the interests of directors and management with those of the Company's stockholders. A copy of the Company's corporate governance guidelines is available on the Investor Relations portion of the Company's website at www.skyworksinc.com.

In accordance with these corporate governance guidelines, independent members of the Board met in executive session without management present four (4) times during fiscal year 2023. The Lead Independent Director served as presiding director for these meetings.

Additional Board Service

Directors are expected to commit sufficient time and attention to the activities of the Board. We recently amended our corporate governance guidelines to include a public company board commitment policy. In accordance with this policy, except as otherwise approved by the Board:

- an executive officer of the Company who serves as a director of the Company should not serve on more than one other public company board;
- a director of the Company who serves as an executive officer of another public company should not serve on more than two total public company boards (including the Company); and
- a director of the Company who does not serve as an executive officer of any public company should not serve on more than four total public company boards (including the Company).

For purposes of this policy, the term "public company" means a company with a class of securities registered pursuant to section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or subject to the requirements of section 15(d) of the Exchange Act.

In addition, the corporate governance guidelines provide that the Nominating and Corporate Governance Committee must conduct an annual review of director commitments to public company

skyworks®

board service (including any committee chair role) and any executive officer role (if applicable) in connection with its recommendation of directors for election to the Board at the annual meeting of stockholders. The Nominating and Corporate Governance Committee conducted a review of director commitments for our 2024 director nominees and affirms that all our 2024 director nominees comply with our public company board commitment policy.

Code of Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We make available our code of business conduct and ethics free of charge through our website at www.skyworksinc.com. We intend to disclose any amendments to, or waivers from, our code of business conduct and ethics that are required to be publicly disclosed by posting any such amendment or waivers on our website pursuant to requirements of the Securities and Exchange Commission (the "SEC") and Nasdaq Rules.

Executive Officer and Director Stock Ownership Requirements

As described in detail below under *"Compensation Discussion and Analysis," we have adopted executive officer and director stock ownership guidelines that require our executive officers (including those Named Executive Officers who are still currently serving as executive officers) and non-employee directors to hold a significant equity interest in Skyworks with the objective of more closely aligning the interests of our executive officers and directors with those of our stockholders. All of our Named Executive Officers and directors have met the stock ownership guidelines as of the date hereof (with the exception of Mr. Guerin, Ms. McBride and Ms. Turcke, who are not required to comply with the guidelines until the fifth anniversary of their appointments to the Board).*

Board Leadership Structure

Our Board selects the Company's Chairman of the Board and Chief Executive Officer in the manner it determines to be in the best interests of the Company at the time. Our current Chairman and Chief Executive Officer, Mr. Griffin, was appointed by our Board in May 2016 to serve as Chief Executive Officer and also as a director, and was appointed by our Board in May 2021 to be Chairman of the Board. The Board believes that this leadership structure, coupled with a strong emphasis on Board independence, provides effective independent oversight of management while allowing both the Board and management to benefit from Mr. Griffin's experience and skills developed over twenty years at the Company serving in executive roles.

Importantly, the Board has a strong and empowered Lead Independent Director who provides an effective independent voice in our leadership structure. In May 2014, our Board first appointed an independent director within the meaning of applicable Nasdaq Rules (see above under *"Director Independence")* to serve as the *Lead Independent Director. Ms. King was appointed in May 2019 to be the current Lead Independent Director.*

The duties of the Lead Independent Director, as set forth in our corporate governance guidelines, include the following:

- presiding at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent directors;
- calling meetings of the independent directors, as he or she deems appropriate, and assuring that the independent directors meet independently at least twice each year;
- providing leadership to the Board if circumstances arise in which the Chairman of the Board may be, or may be perceived to be, in conflict with the interests of the Company and its stockholders with regard to a particular matter;
- facilitating communications and serving as a liaison, when necessary, between the

independent directors and the Chairman of the Board and/or the Chief Executive Officer;

- consulting with the Chairman of the Board in the preparation of the schedules, agendas, and information provided to the Board for each meeting, and ensuring that there is sufficient time at each meeting for discussion of all agenda items;
- retaining independent advisors on behalf of the Board as the Board or the independent directors may deem necessary or appropriate; and
- being available for consultation and direct communication upon the reasonable request of major stockholders.

The Board believes our current leadership structure is appropriate and that the duties of the Lead Independent Director appropriately and effectively complement the duties of the Chairman of the Board.

Stockholder Communications

Our stockholders may communicate directly with the Board as a whole or to individual directors by letter addressed directly to such individual or individuals at the following address:

c/o Skyworks Solutions, Inc.
5260 California Avenue
Irvine, CA 92617
Attention: Secretary

The Company will forward to each director to whom such communication is addressed, and to the Chairman of the Board in his capacity as representative of the entire Board, any mail received at the Company's corporate office to the address specified by such director and the Chairman of the Board.

Committees of the Board of Directors

The Board has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.

Audit Committee

We have established an Audit Committee consisting of the following individuals, each of whom the Board has determined is "independent" within the meaning of applicable Nasdaq Rules and meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act: Mr. McGlade (Chairman), Mr. Guerin, Ms. King, and Mr. Schriesheim.

The primary responsibility of the Audit Committee is the oversight of the quality and integrity of the Company's financial statements, the Company's internal financial and accounting processes, and the independent audit process. Additionally, the Audit Committee has the responsibilities and authority necessary to comply with Rule 10A-3 under the Exchange Act. The Audit Committee meets privately with the independent registered public accounting firm, reviews their performance and independence from management, and has the sole authority to retain and dismiss the independent registered public accounting firm. These and other aspects of the Audit Committee's authority are more particularly described in the Company's Audit Committee Charter, which the Board adopted, is reviewed annually by the committee, and is available on the Investor Relations portion of our website at www.skyworksinc.com.

The Audit Committee has adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm, KPMG LLP. The policy requires that all services provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, be preapproved by the Audit Committee. The Audit Committee preapproved all audit and non-audit services provided by KPMG LLP for fiscal year 2023. The Audit Committee met eight (8) times during fiscal year 2023.

Audit Committee Financial Expert

The Board has determined that each of the following members of the Audit Committee meets the qualifications of an "audit committee financial expert" under SEC rules and the qualifications of "financial sophistication" under the applicable Nasdaq Rules and qualifies as "independent" as defined under the applicable Nasdaq Rules: Mr. McGlade (Chairman), Mr. Guerin, Ms. King, and Mr. Schriesheim.

Compensation Committee

We have established a Compensation Committee consisting of the following individuals, each of whom the Board has determined is "independent" within the meaning of applicable Nasdaq Rules and a non-employee director within the meaning of Rule 16b-3 under the Exchange Act: Ms. King (Chairman), Mr. Batey and Mr. Schriesheim. The Compensation Committee met three (3) times during fiscal year 2023. The functions of the Compensation Committee include establishing the appropriate level of compensation, including short- and long-term incentive compensation of the Chief Executive Officer, all other executive officers, and any other officers or employees who report directly to the Chief Executive Officer. The Compensation Committee also administers Skyworks' equity-based compensation plans. The Compensation Committee's authority to grant equity awards to the Company's executive officers may not be delegated to the Company's management or others. The Board has adopted a written charter for the Compensation Committee, and it is available on the Investor Relations portion of the Company's website at www.skyworksinc.com.

The Compensation Committee has engaged Aon Consulting ("Aon") to assist it in determining the components and amounts of executive compensation. The consultant reports directly to the Compensation Committee, through its

Chairman, and the Compensation Committee retains the right to terminate or replace the consultant at any time. The process and procedures followed by the Compensation Committee in considering and determining executive and director compensation are described below under "*Compensation Discussion and Analysis*."

Nominating and Corporate Governance Committee

We have established a Nominating and Corporate Governance Committee consisting of the following individuals, each of whom the Board has determined is "independent" within the meaning of applicable Nasdaq Rules: Mr. Beebe (Chairman), Ms. McBride, Mr. McGlade, and Ms. Turcke. Mr. Guerin served on the Nominating and Corporate Governance Committee until May 10, 2023, when Ms. Turcke was appointed. The Nominating and Corporate Governance Committee met three (3) times during fiscal year 2023. The Nominating and Corporate Governance Committee is responsible for evaluating and recommending individuals for election or reelection to the Board and its committees, including any recommendations that may be submitted by stockholders, as well as the evaluation and recommendation of corporate governance policies. The Nominating and Corporate Governance Committee oversees the annual evaluation process for the Board, each committee, and individual directors, by soliciting from each director his or her assessment of the effectiveness of the Board, the committees on which he or she serves, and other individual directors. These and other aspects of the Nominating and Corporate Governance Committee's authority are more particularly described in the Nominating and Corporate Governance Committee Charter, which the Board adopted and is available on the Investor Relations portion of the Company's website at www.skyworksinc.com.

Director Nomination Procedures

The Nominating and Corporate Governance Committee evaluates director candidates in the context of the overall composition and needs of the Board, with the objective of recommending a group that can best manage the business and affairs of the Company and represent the interests of the Company's stockholders using its diversity of experience. The committee seeks directors who possess certain minimum qualifications, including the following:

- A director must have substantial or significant business or professional experience or an understanding of technology, finance, marketing, financial reporting, international business, or other disciplines relevant to the business of the Company.
- A director (other than an employee-director) must be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Board or of a Board committee.
- The committee also considers the following qualities and skills, among others, in its selection of directors and as candidates for appointment to the committees of the Board:
  - economic, technical, scientific, academic, financial, accounting, legal, marketing, or other expertise applicable to the business of the Company;
  - leadership or substantial achievement in their particular fields;
  - demonstrated ability to exercise sound business judgment;
  - integrity and high moral and ethical character;
  - potential to contribute to the diversity of viewpoints, backgrounds, or experiences of the Board as a whole;
  - capacity and desire to represent the balanced, best interests of the Company as a whole and not primarily a special interest group or constituency;
  - ability to work well with others;
  - high degree of interest in the business of the Company;
  - dedication to the success of the Company;
  - commitment to the responsibilities of a director; and
  - international business or professional experience.

The committee believes that our Board, taken as a whole, should embody a diverse set of skills, experiences, and backgrounds in order to better inform its decisions. The committee considers age, tenure, gender, race, and ethnicity, in addition to business experience and other specific areas of focus or expertise, in its holistic approach to assessing and identifying director nominees. With respect to the most recent director search that culminated with the appointment of Ms. Turcke in February 2023, the Nominating and Corporate Governance Committee instructed its retained search firms to include in the pool of potential director nominees candidates reflecting gender, racial, and ethnic diversity.

The committee will also take into account the fact that a majority of the Board must meet the independence requirements of the applicable Nasdaq Rules. The Company expects that a director's existing and future commitments will not materially interfere with such director's obligations to the Company. For candidates who are incumbent directors, the committee considers each director's past attendance at meetings and participation in and contributions to the activities of the Board. The committee identifies candidates for director nominees in consultation with the Chief Executive Officer of the Company and the Chairman of the Board, through the use of search firms or other advisors or through such other methods as the committee deems to be helpful to identify candidates. Once candidates have been identified, the committee confirms that the candidates meet all of the minimum qualifications for director nominees set forth above through interviews, background checks, or any other means that the committee deems to be helpful in the evaluation process. The committee then meets to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and considering the overall composition and needs of the Board. Based on the results of the evaluation process, the committee recommends candidates for director nominees for election to the Board.

Stockholder Nominees For Directors

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders provided such stockholders follow the procedures set forth below. The committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth above, based on whether the candidate was recommended by a stockholder or otherwise. Stockholders who wish to nominate director candidates for election at the 2025 Annual Meeting, but who are not to be included in the Company's proxy materials pursuant to the proxy access provisions in our By-laws, may do so in accordance with the provisions of our By-laws by submitting a written notice to the Secretary of the Company at the address below no earlier than the close of business on January 14, 2025, and no later than the close of business on February 13, 2025. In the event that the 2025 Annual Meeting is advanced by more than thirty (30) days, or delayed (other than as a result of adjournment) by more than sixty (60) days, from the first anniversary of the Company's 2024 Annual Meeting, then the required notice must be delivered in writing to the Secretary of the Company at the address below no earlier than the close of business on the 120th day prior to the date of the 2025 Annual Meeting and no later than the close of business on the later of the 90th day prior to the 2025 Annual Meeting or the 10th day following the day on which the public announcement of the date of the 2025 Annual Meeting is first made by the Company. For nominees for election to the Board proposed by stockholders to be considered, and in accordance with the Company's Policy Governing Director Nominations and Security Holder – Board Communications the recommendation for nomination must be in writing and must include the following information:

- name of the stockholder, whether an entity or an individual, making the recommendation;
- a written statement disclosing such stockholder's beneficial ownership of the Company's capital stock;
- name of the individual recommended for consideration as a director nominee;
- a written statement from the stockholder making the recommendation stating why such

recommended candidate would be able to fulfill the duties of a director;

- a written statement from the stockholder making the recommendation stating how the recommended candidate meets the independence requirements established by the SEC and the applicable Nasdaq Rules;
- a written statement disclosing the recommended candidate's beneficial ownership of the Company's capital stock; and
- a written statement disclosing relationships between the recommended candidate and the Company that may constitute a conflict of interest.

In addition to satisfying the advance notice provisions in our By-laws relating to nominations of director candidates, including the earlier notice deadlines set out above, to comply with the SEC's universal proxy rule, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees in compliance with Rule 14a-19 under the Exchange Act must also provide notice that sets forth the information required by Rule 14a-19 no later than March 17, 2025. If the date of the 2025 Annual Meeting changes by more than 30 calendar days from the date of the 2024 Annual Meeting, such notice must instead be provided by the later of 60 calendar days prior to the date of the annual meeting or the 10th calendar day following public announcement by the Company of the date of the 2025 Annual Meeting.

A stockholder (or a group of up to twenty stockholders) who has owned at least three percent of the Company's outstanding shares of common stock continuously for at least three years, and has complied with the other requirements in the Company's By-laws, may nominate and include in the Company's proxy materials a number of director nominees up to the greater of two individuals or 20% of the Board. Written notice of a proxy access nomination for inclusion in our proxy statement for the 2025 Annual Meeting of Stockholders must be received in writing by the Secretary of the Company at the address below no earlier than December 16, 2024, and no later than January 15, 2025. In the event that the 2025 Annual Meeting is held more than thirty (30) days before, or more than sixty (60) days after (other than as a result of adjournment), the first anniversary of the Company's 2024 Annual Meeting, then the required notice must be received in writing by the Secretary of the Company at the address below no earlier than 150 days prior to the date of the 2025 Annual Meeting and no later than the close of business on the later of the 120th day prior to the 2025 Annual Meeting or the 10th day following the day on which the public announcement of the date of the 2025 Annual Meeting is first made by the Company.

Written notice of proxy access nominations and written recommendations for nomination may be sent to the General Counsel and Secretary of the Company via U.S. mail or expedited delivery service to:

Skyworks Solutions, Inc.
5260 California Avenue
Irvine, California 92617

Role of the Board of Directors in Risk Oversight

Our Board is responsible for risk oversight and treats that role with the utmost importance. While our management team is responsible for risk management on a day-to-day basis and for reporting significant risk exposures to the Board, the Board regularly engages in both the processes management utilizes to identify, assess and manage risk and ongoing plans to address any identified risks. At each of our quarterly Board meetings and at each of our Committee meetings, management provides updates on a wide range of topics relating to risk – including, for example, cybersecurity initiatives, corporate governance, sustainability programs, technology development, operational execution, and capital allocation. In addition, each committee reports to the Board on a regular basis, including with respect to the committee's risk oversight activities as well as recommendations on actions requiring approval of the full Board.

We believe our leadership structure supports the risk oversight function of the Board. Our President and Chief Executive Officer, serving as Chairman of the Board, promotes open communication between the rest of the

management team and directors regarding risk, including facilitating direct discussion between board members and management, as applicable. In addition, the independence of our Board, our Lead Independent Director, and our committee chairpersons enhances our Board's ability to exercise risk oversight. Through the authority of our Lead Independent Director to consult with the Chairman of the Board to establish Board agendas, and call and preside at Board meetings and executive sessions of our independent directors as described under "Corporate Governance – Board Leadership Structure", our current Board leadership structure provides mechanisms to facilitate our Board's exercise of its oversight responsibilities, including requiring management reports on specific risk areas and requesting additional information regarding management's recommendation on any risk matters as the Board may determine to be necessary or advisable.

The following table summarizes the key risk management areas over which the Board and its committees exercise oversight:

Board of Directors	• business strategy, including product and technology roadmaps • capital allocation • organizational structure	• operational risks • acquisitions
Audit Committee	• financial reporting • financial and accounting controls and processes • legal and regulatory compliance • cybersecurity • tax matters	• internal audit function • independent accounting firm • related-party transactions • whistleblower reporting • enterprise risk evaluation processes
Compensation Committee	• executive compensation programs, policies and practices • executive performance	• management succession planning • non-employee director compensation
Nominating and Corporate Governance Committee	• Board size, composition, leadership structure, and effectiveness • corporate governance policies and practices • ethics policies and practices	• director skills, experience and diversity • corporate responsibility and sustainability, including related to human rights and the environment

Importantly, the Audit Committee plays a key role in overseeing our annual enterprise risk management process designed to identify risks and controls, promote visibility and dialogue, and facilitate risk response and mitigation strategies. Important elements of this process include:

- Collecting data from stakeholders throughout the Company, identifying and categorizing the likelihood and magnitude of risk events, and summarizing the results to create a consolidated risk profile.

- Reviewing this risk profile with our senior management and seeking input on mitigation and response strategies and their implementation.

- Reviewing the consolidated measures of controls designed to facilitate the employment of adequate risk mitigation strategies.

In addition, in fiscal year 2023, management presented three times to the Audit Committee and once to the Board on the Company's cybersecurity program and risks.

Our Compensation Committee does not believe that any risks arising from our employee compensation policies and practices are reasonably likely to have a material adverse effect on our company. Our Compensation Committee believes that any such risks are mitigated by:

- The multiple elements of our compensation packages, including base salary, our annual short-term incentive compensation plan and (for our executive officers and other key employees) equity awards that vest (or are issuable) over multiple years and are intended to motivate employees to take a long-term view of our business.

- The structure of our short-term incentive compensation plan (described in greater detail in this Proxy Statement under "*Compensation Discussion and Analysis*"), which is based on (i) a number of different financial and operating performance metrics to avoid employees placing undue emphasis on any particular performance metric at the expense of other aspects of our business, and (ii) performance targets that we believe are appropriately aggressive yet will not require undue risk-taking to achieve. Further, the structure of the short-term incentive compensation plan aids in driving sustained long-term financial performance as the goals and targets from the prior year's plan are significant factors used in determining goals for the current year's plan.

- Stock ownership guidelines, executive compensation recoupment policies, prohibitions on insider trading and independent oversight by the Compensation Committee.

Additionally, the Board periodically reviews and approves the executive succession plan in consultation with the Compensation Committee and the Chief Executive Officer.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors currently consists of Ms. King (Chairman), Mr. Batey, and Mr. Schriesheim. No member of this committee was at any time during fiscal year 2023 an officer or employee of the Company, was formerly an officer of the Company or any of its subsidiaries, or had any employment relationship with the Company or any of its subsidiaries. No executive officer of the Company has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, where one of such entity's executive officers served as a director of the Company or a member of the Compensation Committee.

Certain Relationships and Related Person Transactions

Other than compensation agreements and other arrangements described below under "*Information About Executive and Director Compensation*," since October 1, 2022, there has not been a

transaction or series of related transactions to which the Company was or is a party involving an amount in excess of $120,000 and in which any director, executive officer, holder of more than five percent (5%) of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest. Our Board has adopted a written related person transaction approval policy that sets forth the Company's policies and procedures for the review, approval, or ratification of any transaction required to be reported in its filings with the SEC. The Company's policy with regard to related person transactions is that all related person transactions between the Company and any related person (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater than $120,000, be reviewed by the Company's General Counsel and approved by the Audit Committee. In addition, the Company's Code of Business Conduct and Ethics requires that employees discuss with the Company's Compliance Officer any significant relationship (or transaction) that might raise doubt about such employee's ability to act in the best interest of the Company.

SKYWORKS®

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected KPMG LLP as the Company's independent registered public accounting firm for fiscal year 2024 and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. KPMG LLP was the independent registered public accounting firm for the Company for fiscal year 2023 and has been the independent registered public accounting firm for the Company since 2002. We are asking the stockholders to ratify the selection of KPMG LLP as the Company's independent registered public accounting firm for fiscal year 2024.

Representatives of KPMG LLP are expected to attend the Annual Meeting online. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

Stockholder ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm is not required by the Company's By-laws or other applicable legal requirements. However, the Audit Committee is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. The affirmative vote of a majority of the shares present online or represented by proxy at the Annual Meeting and entitled to vote on such matter at the Annual Meeting is required to approve the selection of KPMG LLP as the Company's independent registered public accounting firm. In the event stockholders fail to ratify the appointment, the Audit Committee may reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and stockholders' best interests.



> *THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR FISCAL YEAR 2024*

Audit Fees

KPMG LLP provided audit services to the Company consisting of the annual audit of the Company's 2023 consolidated financial statements contained in the Company's Annual Report on Form 10-K and reviews of the financial statements contained in the Company's Quarterly Reports on Form 10-Q for fiscal year 2023. The following table summarizes the fees of KPMG LLP billed to the Company for the last two fiscal years.

Fee Category	Fiscal Year 2023 ($)	% of Total (%)	Fiscal Year 2022 ($)	% of Total (%)
Audit Fees(1)	2,421,240	97.0	2,479,240	98.5
Audit-Related Fees(2)	43,974	1.7	–	–
Tax Fees(3)	32,000	1.3	38,838	1.5
Total Fees	**2,497,214**	**100**	**2,518,078**	**100**

(1) Audit fees consist of fees for the audit of our annual financial statements, review of the interim financial statements included in our quarterly reports on Form 10-Q, statutory audits and related filings in various foreign locations, and audit procedures related to acquisition activity during fiscal years 2023 and 2022. Fiscal year 2023 and 2022 audit fees included fees for services incurred in connection with rendering an opinion under Section 404 of the Sarbanes-Oxley Act.

(2) Audit-related fees consist of fees relating to the Company's real-time system implementation assessment of certain enterprise resource planning software.

(3) Tax fees consist of fees for tax compliance, tax advice, and tax planning services. Tax compliance services, which primarily relate to the review of our U.S. tax returns and certain trade and customs forms, accounted for $32,000 and $38,838 of the total tax fees for fiscal years 2023 and 2022, respectively.

In 2003, the Audit Committee adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm, KPMG LLP. The policy requires that all services provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, be preapproved by the Audit Committee. The Audit Committee preapproved all audit and non-audit services provided by KPMG LLP during fiscal year 2023 and our fiscal year ended September 30, 2022 ("fiscal year 2022").

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Skyworks' Board of Directors is responsible for providing independent, objective oversight of Skyworks' accounting functions and internal controls. Four directors served on the Audit Committee for all or part of fiscal year 2023. Each member of the Audit Committee is independent within the meaning of applicable Nasdaq Rules and meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act. The Audit Committee operates under a written charter approved by the Board.

Management is responsible for the Company's internal control and financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of Skyworks' consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report concerning such financial statements. In addition, the Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's internal controls and for issuing an opinion on the effectiveness thereof. The Audit Committee's responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee met with management and representatives of KPMG LLP, the Company's independent registered public accounting firm, and reviewed and discussed the audited financial statements for fiscal year 2023, results of the internal and external audit examinations, evaluations of the Company's internal controls, and the overall quality of Skyworks' financial reporting. The Audit Committee also discussed with the independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 1301, "Communications with Audit Committees," issued by the Public Company Accounting Oversight Board. In addition, the Audit Committee has received the written disclosures from its independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board and the SEC regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence from the Company and its management, including the matters in the written disclosures that were received by the committee from such firm.

Based upon the Audit Committee's review and discussions described above, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for fiscal year 2023, as filed with the SEC.

THE AUDIT COMMITTEE

David P. McGlade, Chairman
Eric J. Guerin
Christine King
Robert A. Schriesheim

ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS ("SAY-ON-PAY" VOTE)

We are providing our stockholders with the opportunity to vote to approve, on a non-binding basis, the compensation of our Named Executive Officers as described below under "*Information About Executive and Director Compensation*" pursuant to Section 14A of the Exchange Act. As we describe below under "*Compensation Discussion and Analysis*," our executive compensation program embodies a pay-for-performance philosophy that supports our business strategy and aligns the interests of our executives with our stockholders.

Our Board is asking stockholders to approve a non-binding advisory vote on the following resolution:

> **RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables, and any related material disclosed in this Proxy Statement.**

As an advisory vote, this proposal is not binding and will not overrule any decision by the Company or the Board (or any committee thereof), nor will it create or imply any change or addition to the fiduciary duties of the Company or the Board (or any committee thereof). However, our Compensation Committee and Board value the opinions expressed by our stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for Named Executive Officers. The next non-binding "say-on-pay" vote is scheduled to be held at our 2025 Annual Meeting of Stockholders.

 *THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS BY VOTING "FOR" PROPOSAL 3*

INFORMATION ABOUT EXECUTIVE AND DIRECTOR COMPENSATION

Summary and Highlights

Our Executive Compensation Program Reflects Our Pay-for-Performance Philosophy

- **Alignment with Stockholder Interests.** We believe that through the combination of our equity-based incentive compensation program and rigorous executive stock ownership guidelines, the interests of our executives are strongly aligned with those of our long-term stockholders – namely, increasing stockholder value over time.

- **Engagement with Stockholders on Executive Compensation.** Following our 2023 Annual Meeting, we engaged in formal outreach to more than 20 institutional stockholders. Stockholders representing approximately 36% of the Company's shares outstanding responded to the outreach, and we held meetings with those stockholders who wanted to meet. In the meetings, institutional stockholders generally did not express concerns with the overall structure of our compensation program and broadly shared support for the Company's demonstrated history of disclosure and

stockholder responsiveness, including relating to compensation policies and plan designs and providing information about the rationale behind our metrics and performance periods. In addition, our Lead Independent Director also participated in select engagement.

- **High At-Risk Compensation Levels.** The only fixed component of our Named Executive Officers' annual compensation is base salary. All short-term cash incentive awards and long-term equity incentive awards are tied to Company performance, stock price performance, or both. The charts below show the target total direct compensation mix for fiscal year 2023 for our Chief Executive Officer and the average for the other Named Executive Officers. The target total direct compensation mix for fiscal year 2023 reflects base salary, target short-term incentive award, and the grant date fair value of the annual performance share and restricted stock unit awards.



Compensation Best Practices

What We Do

- ⊘ Heavily weight executive compensation toward "at risk," performance-based compensation
- ⊘ Balance short-term and long-term incentive compensation
- ⊘ Use multi-year vesting for executive officer equity awards
- ⊘ Base half of annual performance share award on three-year relative TSR performance metric
- ⊘ Maintain a clawback policy providing for recovery of incentive compensation from Section 16 officers in the event of a financial restatement
- ⊘ Maintain robust stock ownership guidelines for executive officers and non-executive directors
- ⊘ Structure our executive officer compensation program to encourage appropriate risk-taking
- ⊘ Benchmark pay practices against selected peer companies with whom we compete for executive talent
- ⊘ Solicit advice from the Compensation Committee's independent compensation consultant
- ⊘ Maintain a cash severance limitation policy applicable to executive officers
- ⊘ Hold annual "say-on-pay" advisory vote
- ⊘ Conduct regular engagement with stockholders on compensation-related topics

What We Don't Do

- ⊗ Guarantee bonus payments or base salary increases
- ⊗ Provide single-trigger change-in-control benefits
- ⊗ Provide excise tax gross-up payments in connection with a change in control of the Company
- ⊗ Provide excessive perquisites to our executive officers
- ⊗ Provide retirement or pension benefits to our executive officers that are not available to employees generally
- ⊗ Permit hedging or other forms of speculative transactions by employees or directors
- ⊗ Permit pledging by employees or directors
- ⊗ Allow for the repricing of stock options without stockholder approval
- ⊗ Pay dividends or dividend equivalents on unearned performance shares or restricted stock units
- ⊗ Include "evergreen" provisions or "liberal" change-in-control definitions in our equity incentive award plans

Compensation Discussion and Analysis

Table of Contents

Named Executive Officers

This Compensation Discussion and Analysis section discusses the compensation policies and programs for our Chief Executive Officer, our Chief Financial Officer, and our three next most highly paid executive officers during fiscal year 2023, as determined under the rules of the SEC. We refer to this group of executive officers as our "Named Executive Officers."

For fiscal year 2023, our Named Executive Officers were:

- Liam K. Griffin, Chairman, Chief Executive Officer and President;
- Kris Sennesael, Senior Vice President and Chief Financial Officer;
- Reza Kasnavi, Senior Vice President, Technology and Manufacturing;
- Carlos S. Bori, Senior Vice President, Sales and Marketing; and
- Robert J. Terry, Senior Vice President, General Counsel and Secretary.

Engagement with Stockholders Regarding Executive Compensation

In evaluating and establishing our executive compensation policies and programs, our Compensation Committee values and actively considers the opinions expressed by our stockholders through the "say-on-pay" advisory vote at each annual stockholder meeting, as well as through our ongoing stockholder engagement efforts. At our 2023 Annual Meeting of Stockholders, approximately 79% of the votes cast approved our "say-on-pay" proposal, reflecting continued support for our compensation policies and determinations for fiscal year 2022, including the updates the Compensation Committee had made for fiscal year 2022 in response to stockholder feedback. That said, we recognize that support for say-on-pay reflected a modest decline from 86% the previous year and the importance of continued, robust stockholder engagement and responsiveness to stockholder input on compensation matters.

Following the 2023 Annual Meeting and through December 2023, we engaged in formal stockholder outreach, soliciting feedback from

more than 20 institutional stockholders representing approximately 51% of the Company's shares outstanding. Stockholders representing approximately 36% of the Company's shares outstanding responded to the outreach, either with written feedback, a request to speak, or by declining the invitation. Generally, investors who declined a meeting noted that they did so because they did not have any concerns to discuss. We held engagement meetings with each of those stockholders who requested to meet. The Lead Independent Director and Chairman of our Compensation Committee, Ms. King, was actively involved in stockholder engagement.

During these conversations, institutional stockholders were interested in discussing a range of topics beyond executive compensation, including our corporate governance, our efforts to eliminate the supermajority vote provisions from our Restated Certificate of Incorporation, and our sustainability efforts, among others, with many expressing approval of the Company's strategy, performance, and management. In addition, stockholders generally did not express concerns with the overall structure of our compensation program and broadly shared support for the Company's demonstrated history of disclosure and stockholder responsiveness, including relating to compensation policies and plan designs. In some cases, investors asked for more information on the rationale behind our metrics and performance periods, including seeking to better understand our utilization of two semi-annual performance periods for our short-term incentive program and our emerging revenue growth metric in our long-term stock-based compensation awards. Stockholders found our explanations helpful and shared that they had a better understanding of the Company's design of its compensation plans following these discussions.

After considering this input from our stockholders, as well as evaluating best practices related to executive compensation by public companies generally, and our peer group specifically, our Compensation Committee determined that overall, the Company's executive compensation policies and plan designs remained appropriate and in the best interests of the Company and its stockholders. To further support the alignment

between the Company and its stockholders, for fiscal year 2023, the Compensation Committee modified the peer group, replacing two companies with larger market capitalizations that were acquired with two companies with comparable market capitalizations. In addition, the Compensation Committee returned the short-term incentive program for the fiscal year ending September 27, 2024 ("fiscal year 2024") from two semi-annual performance periods to one annual performance period because the Compensation Committee believed that it could set appropriately rigorous performance goals for a one-year period.

Approach for Determining Form and Amounts of Compensation

The Compensation Committee, which is composed solely of independent directors within the meaning of applicable Nasdaq Rules and non-employee directors within the meaning of Rule 16b-3 under the Exchange Act is responsible for determining all components and amounts of compensation to be paid to our Named Executive Officers, as well as any other executive officers or employees who report directly to the Chief Executive Officer. The Compensation Committee sets compensation for the Named Executive Officers, including base salary, short-term incentives, and long-term stock-based incentives, at levels generally intended to be competitive with the compensation of comparable executives in semiconductor companies with which we compete for executive talent and to link the compensation of our Named Executive Officers to improvements in the Company's financial performance and increases in stockholder value.

Compensation Program Objectives

The objectives of our executive compensation program are to attract, retain, and motivate highly qualified executives to operate our business, and to link the compensation of those executives to improvements in the Company's financial performance and increases in stockholder value. Accordingly, the Compensation Committee's goals in establishing our executive compensation program include:

- ensuring that our executive compensation program is competitive with a group of companies in the semiconductor industry with which we compete for executive talent;
- providing a base salary that serves as the foundation of a compensation package that attracts and retains the executive talent needed to achieve our business objectives;
- providing short-term variable compensation that motivates executives and rewards them for achieving Company financial performance targets;
- providing long-term stock-based compensation that aligns the interest of our executives with stockholders by rewarding them for long-term increases in stockholder value; and
- ensuring that our executive compensation program is perceived as fundamentally fair to our employees.

Retention of Compensation Consultant

The Compensation Committee has engaged Aon to assist in determining the components and amount of executive compensation. Aon reports directly to the Compensation Committee, through its chairman, and the Compensation Committee retains the right to terminate or replace the consultant at any time. The Compensation Committee has considered the relationships that Aon has with the Company, the members of the Compensation Committee and our executive officers, as well as the policies that Aon has in place to maintain its independence and objectivity, and has determined that Aon's work for the Compensation Committee has not raised any conflicts of interest. Company management also purchases published compensation and benefits surveys from Aon, and on occasion engages certain affiliates of Aon in various jurisdictions for services unrelated to executive compensation and benefits, engagements for which the Company's management has not sought the Compensation Committee's approval. The fees paid to Aon and its affiliates in fiscal year 2023 for these surveys and additional services did not exceed $120,000.

Use of Comparator Group Data

The Compensation Committee annually compares the components and amounts of compensation that we provide to our Chief Executive Officer and each of the other Named Executive Officers with "Comparator Group" data for each position and uses this comparison data to help inform its review and determination of base salaries, short-term incentives, and long-term stock-based compensation awards, as discussed in further detail below under "*Components of Compensation*." For fiscal year 2023, the Compensation Committee approved Comparator Group data consisting of a 50/50 blend of (i) Aon survey data of semiconductor companies (where sufficient data was not available in the Aon semiconductor survey data for a given executive position, the Comparator Group data also included survey data regarding high-technology companies), and (ii) data from the group of 15 publicly traded semiconductor companies listed below.

Each year the Compensation Committee engages Aon to assess the peer group. Using this information, the Compensation Committee seeks to create a peer group comprised of semiconductor companies. Consolidation within the semiconductor industry over time has resulted in fewer semiconductor companies that are of similar market capitalization and revenue as Skyworks. As a result, when considering companies to potentially include in the peer group, the Compensation Committee also considers companies in adjacent industries, such as the semiconductor manufacturing equipment industry, as well as companies with smaller or greater revenue or market capitalization than the Company, many of which are business competitors and companies with which we compete for executive talent.

Peer Group for Fiscal Year 2023 Compensation ("FY23 Peer Group")(1)			
Advanced Micro Devices	Lam Research	Monolithic Power Systems	QUALCOMM
Analog Devices	Marvell Technology	NXP Semiconductors	Texas Instruments
Entegris	Microchip Technology	ON Semiconductor	Western Digital
KLA Corporation	Micron Technology	Qorvo	

(1) For the Company's fiscal year 2023 compensation program, we made adjustments to our peer group from the prior fiscal year to improve comparability, in part in response to stockholder feedback. Specifically, we removed Maxim Integrated Products and Xilinx, both of which were acquired, and added Entegris and Monolithic Power Systems, both of which were comparable in size to the Company from a market capitalization standpoint and smaller than the Company in terms of revenue.

The Compensation Committee generally seeks to make decisions regarding each Named Executive Officer's compensation that are competitive within the Comparator Group, with consideration given to the executive's role, responsibility, performance, and length of service. After reviewing the Comparator Group data and considering the input of Aon, the Compensation Committee established (and the full Board was advised of) the base salary, short-term incentive target, and stock-based compensation for each Named Executive Officer for fiscal year 2023. Aon advised the Compensation Committee that such components of executive compensation for fiscal year 2023 were competitive for chief executive

officers and other executive officers at companies of similar size and complexity in the semiconductor industry.

In determining the compensation of our Chief Executive Officer for fiscal year 2023, the Compensation Committee focused on (i) competitive levels of compensation for chief executive officers who are leading a company of similar size and complexity, (ii) the importance of retaining and incentivizing a chief executive officer with the strategic, financial, and leadership skills necessary to ensure our continued growth and success, (iii) our Chief Executive Officer's role relative to the other Named Executive Officers,

(iv) input from the full Board on our Chief Executive Officer's performance, and (v) the length of our Chief Executive Officer's service to the Company. Our Chief Executive Officer was not present during the voting or deliberations of the Compensation Committee concerning his compensation.

The Compensation Committee considered the recommendations of the Chief Executive Officer regarding the compensation of the other Named Executive Officers and each of his other direct reports. These recommendations were based on an assessment of each individual's responsibilities, experience, performance, and contribution to the Company's performance, and also took into account internal factors such as scope of role and level in the organization, in addition to external factors such as the current environment for attracting and retaining executives.

Components of Compensation

The key elements of compensation for our Named Executive Officers are base salary, short-term incentives, long-term stock-based incentives, and health and welfare benefits. For fiscal year 2023, the Compensation Committee sought to make decisions that would result in each Named Executive Officer's target total direct compensation being competitive within the Comparator Group, with consideration given to the executive's role, responsibility, performance, and length of service.

Base Salary

The Compensation Committee annually determines a competitive base salary for each executive officer using the Comparator Group data and input provided by Aon. Base salaries are intended to attract and retain talented executives, recognize individual roles and responsibilities and provide stable income to executives. In order to provide flexibility in consideration of differences in an individual executive's scope of responsibilities, length of service, and performance, the Compensation Committee did not target a specific percentile of the Comparator Group for executive officer salaries; however, the salaries of the executive officers were generally near the

median of the Comparator Group. The base salary increases for fiscal year 2023 for each Named Executive Officer, as reflected in the table below, were based on the market-based salary adjustments recommended by Aon as well as recommendations by the Chief Executive Officer (for Named Executive Officers other than himself).

	FY2023 Base Salary ($)	FY2022 Base Salary ($)	Increase (%)
Liam K. Griffin	1,175,000	1,130,000	4.0%
Kris Sennesael	606,000	588,000	3.1%
Reza Kasnavi	576,000	557,000	3.4%
Carlos S. Bori	541,000	520,000	4.0%
Robert J. Terry	540,000	522,000	3.4%

Short-Term Incentives

Overview

Our short-term incentive compensation plan for executive officers is established annually by the Compensation Committee and is intended to motivate and reward executives by tying a significant portion of their total cash compensation to the Company's achievement of pre-established performance goals that are generally one year or less in duration. The Compensation Committee believes that pre-established performance goals under the Company's short-term incentive compensation plan for executive officers should generally be measured over a one-year performance period. Beginning with the Company's fiscal year ended October 2, 2020 ("fiscal year 2020") and continuing through fiscal year 2023, the Compensation Committee established annual short-term compensation incentive plans with two six-month performance periods as a result of significant market uncertainties.

With respect to the Fiscal Year 2023 Executive Incentive Plan (the "Incentive Plan") adopted by the Compensation Committee on December 15, 2022, the Compensation Committee determined that in light of continued uncertainties resulting from geopolitical concerns and global supply

chain challenges affecting the Company and its customers, which made forecasting difficult, semi-annual performance periods would be appropriate for fiscal year 2023. For the Company's upcoming fiscal year 2024, giving consideration to feedback from the Company's stockholders, the Compensation Committee is returning to a one-year performance period for the short-term compensation incentive plan despite some continuing uncertain market conditions. Although significant macroeconomic challenges persist, the Compensation Committee's belief is that it could set appropriately rigorous performance goals for a one-year period for fiscal year 2024.

Incentive Opportunities

For each executive officer, short-term incentive compensation at the "target" level is designed to be near the median short-term incentive compensation of the Comparator Group. After reviewing Comparator Group data, the Compensation Committee determined that the target incentive under the Incentive Plan, as a percentage of base salary, for each of the Named Executive Officers should not be changed, as compared to the target incentives under the prior year's short-term incentive plan.

The following table shows the range of short-term incentive compensation that each Named Executive Officer could earn in fiscal year 2023 as a percentage of such executive officer's annual base salary.

	Threshold	Target	Maximum
Chief Executive Officer	80%	160%	320%
Chief Financial Officer	50%	100%	200%
Other Executive Officers	40%	80%	160%

Performance Goals

In December 2022 and May 2023, the Compensation Committee established performance goals for the applicable semi-annual performance period, with each executive eligible to earn up to half of his or her annual short-term

incentive compensation with respect to each six-month period. Under the Incentive Plan, any unearned amounts with respect to the first performance period were to be forfeited and could not be earned later based on performance during the second performance period or full-year performance. Payments under the Incentive Plan were based on achieving revenue and non-GAAP operating income performance goals, each of which was weighted at 50% for each respective performance period. The non-GAAP operating income performance goal is based on the Company's publicly disclosed non-GAAP operating income[3] after accounting for any incentive award payments, including those to be made under the Incentive Plan.

The target level performance goals were established by the Compensation Committee under the Incentive Plan after reviewing the Company's historical operating results, as well as the Company's business outlook and expected future results relative to peers, and were designed to require significant effort and operational success on the part of our executives and the Company. The maximum level performance goals established by the Compensation Committee have historically been difficult to achieve and are designed to represent outstanding performance that the Compensation Committee believes should be rewarded.

In May 2023, the Compensation Committee adopted performance goals for the second half of fiscal year 2023 based primarily on the Company's outlook for the remainder of the fiscal year. Reflecting an unanticipated reduction in overall market demand and increased macroeconomic uncertainty, these performance goals were lower than the preliminary goals that were based on the Company's original annual operating plan for fiscal year 2023. The performance goals adopted by the Compensation Committee for the second half of fiscal year 2023 were expected to, and did, present rigorous

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(3)   *Non-GAAP operating income typically excludes from GAAP operating income the following: share-based compensation expense, acquisition-related expenses, amortization of acquisition-related intangibles, settlements, gains, losses, and impairments and restructuring-related charges.*

achievement hurdles, as reflected in the actual achievement by the Company (and described below).

The performance goals established under the Incentive Plan for fiscal year 2023 were as follows:

(in millions)	Revenue		Non-GAAP Operating Income	
	1st Half	2nd Half	1st Half	2nd Half
Threshold	$2,225	$2,250	$768	$700
Target	$2,475	$2,500	$888	$820
Maximum	$2,575	$2,750	$938	$940

The Incentive Plan stipulated that payouts to executives following the end of the fiscal year, under either of the metrics, were conditioned upon the Company achieving full-year non-GAAP operating income of $1.1 billion.

Calculation of Incentive Plan Payments

Under the Incentive Plan, upon completion of the first six months of the fiscal year, the Compensation Committee determined the extent to which the Company's performance goals for the first performance period were attained, reviewed the Chief Executive Officer's recommended payouts under the Incentive Plan, and approved the awards to be made under the Incentive Plan with respect to the first performance period. Upon completion of the fiscal year, the Compensation Committee completed the same process with respect to the second performance period. Payments with respect to the first performance period were capped at 100% of the first half target level attributable to the applicable metric, with amounts over the target level held back and paid after the end of the fiscal year upon certification that the Company had achieved its minimum required level of non-GAAP operating income for the fiscal year.

Achievement under the performance goals at the "threshold," "target," or "maximum" level corresponds to payment under the Incentive Plan at the "threshold," "target," or "maximum" percentage, as applicable, with such percentage multiplied by the executive's base salary for the six-month period and then multiplied by the weighting assigned to that performance goal. The

payout for achievement under the performance goals between either the "threshold" and "target" levels or the "target" and "maximum" levels would be based on linear interpolation between the two relevant amounts.

Each executive's payment under the Incentive Plan is calculated by evaluating achievement of each performance goal individually, determining the portion of the total eligible incentive payment earned with respect to each such performance goal, and totaling the resulting amounts. The Compensation Committee retained the discretion to make payments, upon consideration of recommendations by the Chief Executive Officer, even if the threshold performance goals were not met or if the nominal level of non-GAAP operating income was not met, or to make payments in excess of the maximum level if the Company's performance exceeded the maximum performance goals. While the Compensation Committee believed it was appropriate to retain this discretion in order to make short-term incentive compensation awards in appropriate extraordinary circumstances, no such adjustments were actually made.

Fiscal Year Results

For the first half of fiscal year 2023, the Company's revenue and non-GAAP operating income achieved were $2,482 million and $877 million, respectively, resulting in a short-term compensation award for each Named Executive Officer with respect to such performance period equal to 101% of his or her target payment level. A payment of the target amount was made to each Named Executive Officer in May 2023, with the remainder held back for potential payment following the completion of the fiscal year. For the second half of fiscal year 2023, the Company's revenue and non-GAAP operating income achieved were $2,290 million and $725 million, respectively, resulting in a short-term compensation award for each Named Executive Officer with respect to such performance period equal to only 59% of the target payment level. In November 2023, upon certifying that the nominal level of non-GAAP operating income had been achieved for the fiscal year, the Compensation Committee approved payment of

the short-term incentive achieved with respect to the second performance period as well as payment of the remaining portion of the short-term incentive achieved with respect to the first performance period, which had been held back. The Compensation Committee did not exercise discretion, either upward or downward, to executives' payments under the Incentive Plan.

The following table shows the Company's achievement under the Incentive Plan:

(in millions)	Revenue		Operating Income	
	1st Half	2nd Half	1st Half	2nd Half
Threshold	$ 2,225	$ 2,250	$ 768	$ 700
Target	$ 2,475	$ 2,500	$ 888	$ 820
Maximum	$ 2,575	$ 2,750	$ 938	$ 940
Achieved	**$2,482**	**$2,290**	**$877**	**$725**

Long-Term Stock-Based Compensation

Overview

The Compensation Committee generally makes long-term stock-based compensation awards to executive officers on an annual basis. Long-term stock-based compensation awards are intended to align the interests of our executive officers with those of our stockholders and to reward our executive officers for increases in stockholder value over periods of time greater than one year. It is the Company's practice to make stock-based compensation awards to executive officers in November of each year at a prescheduled Compensation Committee meeting. For fiscal year 2023, the Compensation Committee made an annual stock-based compensation award to

each of the Named Executive Officers on November 8, 2022, at a regularly scheduled Compensation Committee meeting.

Fiscal Year 2023 Stock-Based Compensation Awards

In making annual stock-based compensation awards to executive officers for fiscal year 2023, the Compensation Committee first reviewed the Comparator Group grant data by executive position. The Compensation Committee used that data to inform its determination of a target dollar value for the long-term stock-based award for each executive officer, as set forth in the table below, targeting awards for fiscal year 2023 that were competitive within the Comparator Group. Each executive officer was granted a performance share award ("PSA") and a restricted stock unit ("RSU") award equivalent to 60% and 40%, respectively, of the dollar value of the executive's fiscal year 2023 stock-based award, calculating the number of shares subject to each award using the fair market value of the Company's common stock on the date of such award and an assumption that the Company would achieve the "target" level of performance required to earn the PSA. The Compensation Committee's rationale for awarding PSAs is to further align the executive's interests with those of our stockholders by using equity awards that will vest only if the Company achieves pre-established performance goals, and we believe the Compensation Committee's decision to award a portion of the PSAs subject to metrics measured over a multi-year performance period more closely aligns the executive's interests with those of our stockholders.

Name	Value of FY23 Stock-Based Award(1)	Number of Shares Subject to PSAs, at Target(2)	Number of Shares Subject to RSUs(2)
Liam K. Griffin	$13,000,000	87,976	58,651
Kris Sennesael	$ 3,700,000	25,039	16,692
Reza Kasnavi	$ 3,910,000	26,460	17,640
Carlos S. Bori	$ 3,910,000	26,460	17,640
Robert J. Terry	$ 3,220,000	21,791	14,527

(1) The grant date fair values of these stock-based awards as disclosed further below in the "Summary Compensation Table" and the "Grants of Plan-Based Awards Table" differ from the values stated above due to the grant date fair value of the PSAs being computed using a Monte Carlo simulation to value the portion of the award related to total shareholder return ("TSR") percentile ranking, in accordance with the provisions of ASC 718.

SKYWORKS®

(2) *Reflects the dollar value of the award, divided by $88.66 per share, which was the closing price of the Company's common stock on the Nasdaq Global Select Market on November 8, 2022.*

After setting award levels by position and evaluating our business needs for the attraction and retention of executives and employees as well as internal and external circumstances impacting the Company and its employees, the Compensation Committee also reviewed the Comparator Group data to set the aggregate number of shares of the Company's common stock that would be made available for annual equity awards to eligible non-executive employees of the Company, as a percentage of the total number of the outstanding shares of the Company's common stock.

FY23 PSAs

The PSAs granted on November 8, 2022 (the "FY23 PSAs") have both "performance" and "continued employment" conditions that must be met in order for the executive to receive shares underlying the award.

The "performance" condition of the FY23 PSAs compares the Company's performance under three distinct metrics during the applicable performance period against a range of pre-established targets, as follows:

	Percentage of Aggregate Target Level Shares	Performance Period	Vesting
Target Level Shares with Respect to Emerging Revenue Growth Metric(1)	25%	Fiscal Year 2023	100% at the End of Year Two
Target Level Shares with Respect to EBITDA Margin Percentile Ranking Metric(2)	25%	Fiscal Years 2023-2024	100% at the End of Year Two
Target Level Shares with Respect to TSR Percentile Ranking Metric(3)	50%	Fiscal Years 2023-2025	100% at the End of Year Three

(1) *The emerging revenue growth metric measures the Company's year-over-year revenue growth in certain key product categories, each of which represents an identified longer-term growth market for the Company.*

(2) *The EBITDA margin percentile ranking metric measures the Company's EBITDA margin achieved relative to the companies in our FY23 Peer Group during a two-year performance period comprising the Company's fiscal years 2023 and 2024. For purposes of the EBITDA margin percentile ranking metric, EBITDA margin is calculated by dividing EBITDA by revenue for the applicable period, where EBITDA is defined as non-GAAP operating income, plus depreciation and amortization, for the applicable period. With respect to the Company and each FY23 Peer Group company, EBITDA and revenue are calculated based on publicly reported financial information for the applicable period (which for the FY23 Peer Group companies consists of the eight-quarter period that ends closest to, but not later than, October 1, 2024).[4] When calculating the Company's EBITDA margin, the impact of any acquisition or disposition occurring within the performance period is excluded if the revenue attributable to such acquisition or disposition exceeds $50 million during such period.*

(3) *The TSR percentile ranking metric measures the Company's percentile ranking achieved with respect to its peer group. The peer group for purposes of the TSR percentile ranking metric includes each of the companies in the S&P 500 Index during the performance period but excludes any such company that during the three-year performance period is acquired by or merged with (or enters into an agreement to be acquired by or merged with) another entity. For purposes of the PSA award, TSR for the Company and for each company in the peer group is calculated using a starting price and ending price, which consist of the average of the closing prices for each trading day during the sixty (60) consecutive calendar days ending on, and including, the last trading day before the measurement period begins and the last trading day of the measurement period, respectively, assuming dividend reinvestment and adjusting for stock splits, as applicable.*

The semiconductor industry generally and, in particular, many of the markets into which the Company sells its connectivity products, are characterized by constant and rapid technological change, continuous product evolution, and short product life cycles, including annual product refreshes in some cases. Recognizing that a significant driver of long-term growth is our ability

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[4] *When calculating the EBITDA margin percentile ranking, the performance of a company in the FY23 Peer Group will be included if during the performance period such company in the FY23 Peer Group publicly reports quarterly financial results for at least six consecutive quarters out of the eight applicable quarters.*

to identify and execute on emerging revenue growth opportunities, the Compensation Committee believes that retaining emerging revenue growth as a key metric with a one-year performance period is appropriate. Moreover, utilizing only performance periods longer than one year (e.g. multi-year periods) could limit the Committee's ability to focus management on the most compelling growth opportunities each year. Accordingly, for the FY23 PSAs, the Compensation Committee retained emerging revenue growth as a one-year metric (representing 25% of the target value of the PSAs) to incentivize our management team on specific emerging product lines that have higher growth potential and are intended to drive long-term value creation. In light of stockholder feedback following the 2021 Annual Meeting of Stockholders, the Compensation Committee determined that

shares earned pursuant to the emerging revenue growth metric would not vest until the two-year anniversary of the grant date.

For 25% of the target value under the FY23 PSAs, the Compensation Committee retained a two-year EBITDA margin percentile ranking metric that measures performance relative to the FY23 Peer Group. To incentivize above-median performance, the Compensation Committee set the target percentile for the EBITDA margin percentile ranking metric at the 55th percentile of our FY23 Peer Group. As in prior years, the remaining half of the target value under the FY23 PSAs was based on a three-year TSR percentile ranking, which the Compensation Committee believed provides an appropriate balance to the one-year and two-year measurement periods.

The specific pre-established performance goals under the emerging revenue growth, EBITDA margin percentile ranking and TSR percentile ranking metrics are as follows:

Company Metric	Threshold	Target	Maximum
1-year Emerging Revenue Growth (%)	2.5%	5.0%	7.5%
2-year EBITDA Margin Percentile Ranking	25th	55th	75th
3-year TSR Percentile Ranking	25th	55th	90th

As with the Incentive Plan, the pre-established targets under the FY23 PSAs were established by the Compensation Committee after reviewing the Company's historical operating results and growth rates as well as the Company's expected future results relative to peers and were designed to require significant effort and operational success on the part of our executives and the Company:

- Emerging Revenue Growth Metric: The target level was set at 5%, representing above-market annual growth, the maximum level was set at 7.5%, which the Compensation Committee believed represented outstanding performance that would be difficult to achieve, and the threshold level was set at 2.5% as a result of continued market uncertainties. The threshold, target and maximum levels vary year to year as a result of the composition of what, as part of the Company's product portfolio, comprises emerging revenue. For fiscal year 2023, emerging revenue growth was based on driving growth in the following key product categories: automotive, 5G BAW-enabled device (i.e., a 5G product containing at least one BAW) and next-generation connectivity products (i.e., WiFi 6/6E/7), as well as products sold by Mixed Signal Solutions, the Infrastructure and Automotive business that the Company acquired from Silicon Laboratories, Inc. in July 2021 ("MSS").
- EBITDA Margin Percentile Ranking Metric: Consistent with the prior year's award, the Compensation Committee set the target percentile at the 55th percentile of the FY23 Peer Group in order to further incentivize above-median performance.
- TSR Percentile Ranking Metric: Consistent with the prior year's award, the Compensation Committee set the target percentile at the 55th percentile of the applicable peer group in order to further incentivize above-median performance.

The number of shares issuable under the FY23 PSAs corresponds to the level of achievement of the performance goals, as follows (subject to linear interpolation for amounts between "threshold" and "target" or "target" and "maximum"):

	Performance Achieved		
	Threshold	Target	Maximum
% of Target Level Shares Earned with Respect to Emerging Revenue Growth Metric	50%	100%	200%
% of Target Level Shares Earned with Respect to EBITDA Margin Percentile Ranking Metric	50%	100%	200%
% of Target Level Shares Earned with Respect to TSR Percentile Ranking Metric	50%	100%	300%

The "continued employment" condition of the FY23 PSAs provides that, to the extent that the performance goals are met, the shares earned under such metrics would vest as follows (provided, in each case, that the executive remains employed by the Company through each such vesting date):

	Anniversary of Grant Date(1)	
	Two Year	Three Year
% of Shares Earned with Respect to Emerging Revenue Growth Metric	100%	
% of Shares Earned with Respect to EBITDA Margin Percentile Ranking Metric	100%	
% of Shares Earned with Respect to TSR Percentile Ranking Metric		100%

(1) In the event of termination by reason of death or permanent disability, the holder of an FY23 PSA (or the holder's estate) would receive any earned but unissued shares that would have been issuable thereunder during the remaining term of the award.

During fiscal year 2022, the base period against which fiscal year 2023 emerging revenue performance was measured, the Company achieved revenue in the specified key product categories of $1,936 million. The base period emerging revenue included revenue from the automotive, 5G BAW-enabled device and next-generation connectivity product categories, as well as revenue generated by MSS. During fiscal year 2023, the Company achieved revenue in the specified key product categories of $2,163 million, representing emerging revenue growth of 12%, which exceeds the "maximum" level of performance. This growth was driven by strong performance in the BAW-enabled and MSS product categories. This resulted in the Company achieving 200% of the target level of shares for such metric. The shares earned under this metric will be issued in November 2024, provided that the Named Executive Officer meets the continued employment condition.

In the period comprising fiscal year 2022 and fiscal year 2023, the period over which the EBITDA margin percentile ranking metric was measured, the Company achieved a margin of 44%, resulting in its ranking in the 62nd percentile against the applicable peer group. This resulted in the

Company achieving 133% of the target level of shares for such metric. The shares earned under this metric were issued in November 2023.

Outstanding PSAs at the End of Fiscal Year 2023

As summarized in the table below of the annual PSA grants made to Named Executive Officers since our fiscal year ended September 28, 2018 ("fiscal year 2018") (the first year in which the Compensation Committee awarded PSAs subject to a metric measured over a three-year performance period), achievement of the TSR percentile ranking metric under the FY23 PSAs, which is subject to a three-year performance period, will be determined following the conclusion of the Company's fiscal year ending October 3, 2025 ("fiscal year 2025"). During the three-year performance period under the fiscal year 2021 PSAs comprising the Company's fiscal years 2021, 2022, and 2023, the Company realized a TSR of -23% resulting in its ranking in the 4th percentile against the applicable peer group. As a result of failing to achieve the threshold TSR percentile ranking metric, no shares were earned by the Named Executive Officers with respect to such metric, and all PSAs with respect to such metric were cancelled.

PSA Fiscal Year	Grant Date	Metric	Performance Period	Achieved (% of Target)
FY18	11/7/2017	Non-GAAP EBITDA Growth 3-year TSR Percentile Ranking	FY18 FY18 – FY20	99.8% 0%
FY19	11/6/2018	Non-GAAP EBITDA Growth 3-year TSR Percentile Ranking	FY19 FY19 – FY21	0% 74.1%
FY20	11/5/2019	Emerging Revenue Growth Design Wins 3-year TSR Percentile Ranking	FY20 FY20 FY20 – FY22	200% 200% 0%
FY21	11/11/2020	Emerging Revenue Growth Design Wins 3-year TSR Percentile Ranking	FY21 FY21 FY21 – FY23	200% 200% 0%
FY22	11/10/2021	Emerging Revenue Growth EBITDA Margin Percentile Ranking 3-year TSR Percentile Ranking	FY22 FY22 – FY23 FY22 – FY24	200% 133% Perf. Period in Progress(1)
FY23	11/8/2022	Emerging Revenue Growth EBITDA Margin Percentile Ranking 3-year TSR Percentile Ranking	FY23 FY23 – FY24 FY23 – FY25	200% Perf. Period in Progress(2) Perf. Period in Progress(3)

(1) As of January 18, 2024, performance under this metric during the applicable performance period was below the "threshold" level of performance.

(2) As of January 18, 2024, performance under this metric during the applicable performance period was between the "target" and "maximum" levels of performance.

(3) As of January 18, 2024, performance under this metric during the applicable performance period was between the "threshold" and "target" levels of performance.

Other Compensation and Benefits

We provide other benefits to our executive officers that are intended to be part of a competitive overall compensation program and are not tied to any company performance criteria. Consistent with our objective of having compensation programs that are considered fair to our employees, executive officers are eligible to participate in the Company's medical, dental, vision, life, and disability insurance plans, as well as the Company's 401(k) Savings and Retirement Plan and Employee Stock Purchase Plan, under the same terms as such benefits are offered to other benefits-eligible employees. We do not provide executive officers with any enhanced retirement benefits (i.e., executive officers are subject to the same limits on contributions as other employees, as we do not offer any supplemental executive retirement plan or other similar non-qualified deferred compensation plan), and they are eligible for 401(k) company-match contributions under the same terms as other employees.

We offered executives the opportunity to participate in a reimbursement program for fiscal year 2023 providing up to an aggregate of $20,000 to each executive for the purchase of financial planning services, estate planning services, personal tax planning and preparation services, and/or an executive physical. No tax gross-up was provided for such reimbursements. In fiscal year 2023, each of the Named Executive Officers received reimbursement in connection with such services.

Severance and Change-in-Control Benefits

None of our executive officers, including the Named Executive Officers, has an employment agreement that provides a specific term of employment with the Company. Accordingly, the employment of any such employee may be terminated at any time. We do provide certain benefits to our Named Executive Officers upon certain qualifying terminations of employment and in connection with terminations of employment under certain circumstances following a change in

control. A description of the material terms of our severance and change-in-control arrangements with the Named Executive Officers can be found immediately below and further below under "*Potential Payments Upon Termination or Change in Control.*"

The Compensation Committee believes that severance protections can play a valuable role in recruiting and retaining superior talent. Severance and other termination benefits are an effective way to offer executives financial security to incent them to forego an opportunity with another company. These agreements also protect the Company as the Named Executive Officers are bound by non-solicit covenants for a period of twelve (12) months after termination of employment. Outside of the change-in-control context, each Named Executive Officer is entitled to severance benefits if his or her employment is involuntarily terminated by the Company without cause and, in the case of the Chief Executive Officer, if he terminates his own employment for good reason (as defined in the Chief Executive Officer's change-in-control agreement). The level of each Named Executive Officer's cash severance or other termination benefit is generally tied to his or her annual base salary and short-term incentive amounts.

Additionally, each Named Executive Officer would receive enhanced severance benefits and accelerated vesting of equity awards if his or her employment were terminated under certain circumstances in connection with a change in control of the Company. These benefits are described in detail further below under "*Potential Payments Upon Termination or Change in Control.*" The Compensation Committee believes these enhanced severance benefits and accelerated vesting are appropriate because the occurrence, or potential occurrence, of a change-in-control transaction would likely create uncertainty regarding the continued employment of executive officers that typically occurs in a change-in-control context, and such severance benefits and accelerated vesting encourage the Named Executive Officers to remain employed with the Company through the change-in-control process and to focus on enhancing stockholder value both before and during the process. In addition, the vesting protection helps assure the Named Executive Officers that they will not lose the expected value of their equity awards because of a change in control of the Company.

Executive Officer Stock Ownership Requirements

We have adopted executive officer stock ownership guidelines with the objective of more closely aligning the interests of our executive officers with those of our stockholders. Under the executive officer stock ownership guidelines, our Named Executive Officers are each required to hold the *lower* of (a) the number of shares with a fair market value equal to the applicable multiple of such executive's current base salary, or (b) the applicable number of shares, each as set forth in the table below. Common stock owned outright by the Named Executive Officer (or by his or her spouse or minor children), common stock held in trust for the benefit of the Named Executive Officer (or his or her spouse or minor children), or restricted stock or restricted stock units granted pursuant to the equity compensation plans of the Company for which restrictions have lapsed, count towards the requirement. Unexercised options, whether or not vested, and restricted stock and restricted stock units still subject to risk of forfeiture, as well as any unissued performance shares, do not count towards the requirement. All of our Named Executive Officers are in compliance with the executive officer stock ownership guidelines as of the date hereof.

	Multiple of Annual Base Salary(1)	Shares
Chief Executive Officer	6	96,900
Chief Financial Officer	2.5	21,000
Senior Vice President, Technology and Manufacturing	2.5	19,900
Senior Vice President, Sales and Marketing	2.5	18,600
Senior Vice President and General Counsel	2.5	18,600

Executive Compensation Recoupment Policies

In March 2022, the Company adopted an executive compensation recoupment policy (the "2022 Policy") that applies to both cash and equity incentive compensation for executive officers. Under the 2022 Policy, if we are required to prepare an accounting restatement for one or more periods due to the material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws, the Board or a committee of independent directors authorized by the Board will investigate the circumstances to determine whether an act or omission of a current or former executive officer, involving fraud or intentional misconduct, contributed to the circumstances resulting in the restatement. Following the investigation, we may require repayment of certain incentive-based compensation received by the executive officer in the three-year period preceding restatement. In November 2023, the Company adopted a new executive compensation recovery policy (the "2023 Policy") for purposes of complying with Section 10D of the Exchange Act and Nasdaq listing standards. The 2023 Policy provides that, in the event the Company is required to prepare an accounting restatement on or after October 2, 2023 (the "Effective Date") due to the material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws, the Company will act to recover the amount of incentive-based compensation received on or after the Effective Date, by its current and former Section 16 officers, as applicable, in excess of the amount of incentive-based compensation that would have been received had it been determined based on the restated amount, subject to limited exceptions. In the event that an accounting restatement is not covered by the 2023 Policy but is covered by the 2022 Policy, the 2022 Policy will apply. In the event that an accounting restatement could be covered by both the 2022 Policy and 2023 Policy, only the 2023 Policy will apply.

Prohibition on Hedging and Certain Other Transactions

We prohibit our directors, officers, and employees (or any of their designees) from directly or indirectly engaging in the following transactions with respect to securities of the Company:

- selling short, including short sales "against the box";
- buying or selling put or call options; or
- purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of securities of the Company, whether through the use of traded securities, privately negotiated derivative securities, or synthetic financial instruments.

In addition, we prohibit our directors, officers, and employees from purchasing Company securities on margin, borrowing against Company securities held in a margin account, or pledging Company securities as collateral for a loan.

Compliance with Internal Revenue Code Section 162(m)

For fiscal year 2023, the Company will be unable to deduct compensation in excess of $1 million paid to certain executive officers, as specified under Section 162(m) of the Internal Revenue Code ("IRC"). The Compensation Committee uses its judgment to authorize compensation payments that may be subject to the limit when the Compensation Committee believes such payments are appropriate and in the best interests of the Company and its stockholders.

Compensation Tables for Named Executive Officers

Summary Compensation Table

The following table summarizes compensation earned by, or awarded or paid to, our Named Executive Officers for fiscal year 2023, fiscal year 2022, and our fiscal year ended October 1, 2021 ("fiscal year 2021").

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Liam K. Griffin	2023	1,170,502	14,554,926	1,509,604	26,404	17,261,436
Chairman, Chief Executive	2022	1,124,289	13,087,793	2,423,906	31,174	16,667,162
Officer and President	2021	1,070,223	11,612,745	3,440,000	27,453	16,150,421
Kris Sennesael	2023	604,200	4,142,435	486,606	20,921	5,254,162
Senior Vice President and	2022	585,092	4,131,556	788,306	17,384	5,522,338
Chief Financial Officer	2021	556,885	3,589,223	1,120,000	15,203	5,281,311
Reza Kasnavic(4)	2023	574,100	4,377,587	370,013	35,936	5,357,636
Senior Vice President, Technology and Manufacturing	2022	553,677	4,013,570	597,396	33,910	5,198,553
Carlos S. Bori	2023	538,900	4,377,587	347,530	26,162	5,290,179
Senior Vice President,	2022	515,327	4,013,570	557,713	15,324	5,101,934
Sales and Marketing	2021	473,131	3,061,420	760,000	17,154	4,311,705
Robert J. Terry	2023	538,200	3,605,110	346,887	27,150	4,517,347
Senior Vice President,	2022	518,885	3,305,147	559,858	22,731	4,406,621
General Counsel and Secretary	2021	490,027	2,850,298	787,200	16,045	4,143,570

(1) The amounts in the Stock Awards column represent the grant date fair values, computed in accordance with the provisions of FASB ASC Topic 718 – Compensation – Stock Compensation ("ASC 718"), of PSAs and RSUs granted during the applicable fiscal year, without regard to estimated forfeiture rates. For fiscal years 2021, 2022, and 2023, assuming the highest level of performance achievement with respect to the PSAs, the grant date fair values of the Stock Awards would be as follows: Mr. Griffin (FY 2021: $14,912,691; FY 2022: $16,912,789; FY 2023: $18,454,902), Mr. Sennesael (FY 2021: $4,609,190; FY 2022: $5,339,011; FY2023: $5,252,414), Mr. Kasnavi (FY 2022: $5,886,558; FY 2023: $5,550,558), Mr. Bori (FY 2021: $3,931,401; FY 2022: $5,186,558; FY 2023: $5,550,558), and Mr. Terry (FY 2021: $3,660,286; FY 2022: $4,271,095; FY 2023: $4,571,105). For a description of the assumptions used in calculating the fair value of equity awards in fiscal year 2023 under ASC 718, see Note 9 of the Company's financial statements included in the Company's Annual Report on Form 10-K filed with the SEC on November 17, 2023.

(2) Reflects amounts paid to the Named Executive Officers pursuant to the executive incentive plan adopted by the Compensation Committee for each year indicated.

(3) "All Other Compensation" includes the Company's contributions to the executive's 401(k) Plan account, the cost of group term life insurance premiums, and financial planning benefits. For fiscal year 2023, it specifically includes $13,200 in Company contributions to each Named Executive Officer's 401(k) Plan account, as well as $7,310, $2,500, $20,000, $10,180, and $9,226 in financial planning benefits for Messrs. Griffin, Sennesael, Kasnavi, Bori and Terry, respectively.

(4) Mr. Kasnavi was not a Named Executive Officer prior to fiscal year 2022.

Grants of Plan-Based Awards Table

The following table summarizes all grants of plan-based awards made to the Named Executive Officers in fiscal year 2023, including incentive awards payable under the Incentive Plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock Or Units (#)(3)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Liam K. Griffin		940,000	1,880,000	3,760,000					
	11/08/2022				43,988	87,976	219,940		9,354,928(4)
	11/08/2022							58,651	5,199,998(5)
Kris Sennesael		303,000	606,000	1,212,000					
	11/08/2022				12,519	25,039	62,597		2,662,552(4)
	11/08/2022							16,692	1,479,913(5)
Reza Kasnavi		230,400	460,800	921,600					
	11/08/2022				13,230	26,460	66,150		2,813,624(4)
	11/08/2022							17,640	1,563,962(5)
Carlos S. Bori		216,400	432,800	865,600					
	11/08/2022				13,230	26,460	66,150		2,813,624(4)
	11/08/2022							17,640	1,563,962(5)
Robert J. Terry		216,000	432,000	864,000					
	11/08/2022				10,895	21,791	54,477		2,317,146(4)
	11/08/2022							14,527	1,287,964(5)

(1) The amounts shown represent the potential value of awards earned under the Incentive Plan. The amounts actually paid to the Named Executive Officers under the Incentive Plan are shown above in the "Summary Compensation Table" under "Non-Equity Incentive Plan Compensation." For a more complete description of the Incentive Plan, please see description above under "Components of Compensation — Short-Term Incentives."

(2) The amounts shown represent shares potentially issuable pursuant to the FY23 PSAs granted on November 8, 2022, under the Company's 2015 Long-Term Incentive Plan, as described above under "Components of Compensation — Long-Term Stock-Based Compensation."

(3) Represents shares underlying RSU awards granted under the Company's 2015 Long-Term Incentive Plan. Each RSU award vests over four years at a rate of twenty-five percent (25%) per year commencing one year after the grant date and on each subsequent anniversary of the grant date for the following three years, provided the executive remains employed by the Company through each such vesting date.

(4) Reflects the grant date fair value of the FY23 PSAs, computed in accordance with the provisions of ASC 718, using (a) a Monte Carlo simulation (which weights the probability of multiple potential outcomes) to value the portion of the award related to TSR percentile ranking, and (b) a price of $88.66 per share, which was the closing sale price of the Company's common stock on the Nasdaq Global Select Market on November 8, 2022, to value the portion of the award related to emerging revenue growth and design wins, assuming performance at the "target" level. For a description of the assumptions used in calculating the fair value of equity awards granted in fiscal year 2023 under ASC 718, see Note 9 of the Company's financial statements included in the Company's Annual Report on Form 10-K filed with the SEC on November 17, 2023.

(5) Reflects the grant date fair value of the RSUs granted on November 8, 2022, computed in accordance with the provisions of ASC 718 using a price of $88.66 per share, which was the closing price of the Company's common stock on the Nasdaq Global Select Market on November 8, 2022.

Outstanding Equity Awards at Fiscal Year End Table

The following table summarizes the unvested stock awards and all stock options held by the Named Executive Officers as of the end of fiscal year 2023.

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that Have Not Vested ($)(1)
Liam K. Griffin					10,129(2)	998,618	11,468(8)	1,130,630
					15,291(3)	1,507,540	11,930(9)	1,176,179
					23,859(4)	2,352,259	87,976(10)	8,673,553
					58,651(5)	5,782,402		
					39,726(6)	3,916,586		
					43,988(7)	4,336,777		
Kris Sennesael	12,770	—	77.66	11/9/2023	3,241(2)	319,530	3,544(8)	349,403
					4,726(3)	465,936	3,766(9)	371,290
					7,532(4)	742,580	25,039(10)	2,468,595
					16,692(5)	1,645,664		
					12,540(6)	1,236,319		
					12,520(7)	1,234,347		
Reza Kasnavi					2,735(2)	269,644	3,440(8)	339,150
					4,586(3)	452,134	3,658(9)	360,642
					7,317(4)	721,383	26,460(10)	2,608,691
					17,640(5)	1,739,128		
					12,183(6)	1,201,122		
					13,230(7)	1,304,346		
Carlos S. Bori					2,735(2)	269,644	3,023(8)	298,038
					4,030(3)	397,318	3,658(9)	360,642
					7,317(4)	721,383	26,640(10)	2,608,691
					17,640(5)	1,739,128		
					12,183(6)	1,201,122		
					13,230(7)	1,304,346		
Robert J. Terry					2,633(2)	259,587	2,815(8)	277,531
					3,752(3)	369,910	3,012(9)	296,953
					6,025(4)	594,005	21,791(10)	2,148,375
					14,527(5)	1,432,217		
					10,033(6)	989,153		
					10,896(7)	1,074,237		

(1) Reflects a price of $98.59 per share, which was the closing sale price of the Company's common stock on the Nasdaq Global Select Market on September 29, 2023.

(2) Represents shares issuable under an RSU award granted on November 5, 2019, under the Company's 2015 Long-Term Incentive Plan. The RSU award vested at a rate of 25% per year on each anniversary of the grant date until it became fully vested on November 5, 2023.

(3) Represents shares issuable under an RSU award granted on November 11, 2020, under the Company's 2015 Long-Term Incentive Plan. The RSU award vests at a rate of 25% per year on each anniversary of the grant date through November 11, 2024.

(4) Represents shares issuable under an RSU award granted on November 10, 2021, under the Company's 2015 Long-Term Incentive Plan. The RSU award vests at a rate of 25% per year on each anniversary of the grant date through November 10, 2025.

(5) Represents shares issuable under an RSU award granted on November 8, 2022, under the Company's 2015 Long-Term Incentive Plan. The RSU award vests at a rate of 25% per year on each anniversary of the grant date through November 8, 2026.

(6) Represents shares issuable under the fiscal year 2022 PSAs ("FY22 PSAs") (awarded on November 10, 2021) with respect to the emerging revenue growth metric measured over a one-year performance period consisting of the Company's fiscal year 2022, assuming achievement at the "maximum" level of performance, one hundred percent (100%) of which were issued on November 10, 2023. Also represents shares issuable under the FY22 PSAs with respect to the EBITDA margin percentile ranking metric measured over a two-year performance period consisting of the Company's fiscal years 2022 and 2023, assuming achievement with respect to such metric of 133% of the target level of performance, one hundred percent (100%) of which were issued on November 10, 2023.

(7) Represents shares issuable under the FY23 PSAs (awarded on November 8, 2022, as described above under "Components of Compensation — Long-Term Stock-Based Compensation") with respect to the emerging revenue growth metric measured over a one-year performance period consisting of the Company's fiscal year 2023, assuming achievement at the "maximum" level of performance. One hundred percent (100%) of the shares to be earned under the FY23 PSAs with respect to this metric will be issued on November 8, 2024, to the extent earned and provided that the executive meets the continued employment condition.

(8) Represents shares issuable under the fiscal year 2021 PSAs (the "FY21 PSAs") with respect to the TSR percentile ranking metric, assuming achievement at the "threshold" level of performance. This portion of the FY21 PSAs, which was subject to a three-year performance period, would have been issued on November 11, 2023, had it been achieved.

(9) Represents shares issuable under the FY22 PSAs with respect to the TSR percentile ranking metric, assuming achievement at the "threshold" level of performance. This portion of the FY22 PSAs, which is subject to a three-year performance period, will be issued on November 10, 2024, to the extent earned and provided that the executive meets the continued employment condition.

(10) Represents shares issuable under the FY23 PSAs (awarded on November 8, 2022, as described above under "Components of Compensation — Long-Term Stock-Based Compensation") with respect to the TSR percentile ranking metric, assuming achievement at the "target" level of performance. This portion of the FY23 PSAs, which is subject to a three-year performance period, will be issued on November 8, 2025, to the extent earned and provided that the executive meets the continued employment condition. Also represents shares issuable under the FY23 PSAs with respect to the EBITDA margin percentile ranking metric measured over a two-year performance period consisting of the Company's fiscal years 2023 and 2024, assuming achievement at the "maximum" level of performance. This portion of the FY23 PSAs will be issued on November 8, 2024, to the extent earned and provided that the executive meets the continued employment condition.

Option Exercises and Stock Vested Table

The following table summarizes the Named Executive Officers' option exercises and stock award vesting during fiscal year 2023.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Liam K. Griffin	13,211	348,977	60,765	5,649,836
Kris Sennesael	40,000	1,242,374	18,591	1,729,714
Reza Kasnavi	–	–	16,768	1,566,232
Carlos S. Bori	–	–	16,503	1,533,838
Robert J. Terry	–	–	14,204	1,324,298

(1) The value realized on exercise is based on the amount by which the market price of a share of the Company's common stock at the time of exercise exceeded the applicable exercise price per share of the exercised option.

(2) The value realized upon vesting is determined by multiplying (a) the number of shares underlying the stock awards that vested, by (b) the closing price of the Company's common stock on the Nasdaq Global Select Market on the applicable vesting date.

Potential Payments Upon Termination or Change in Control

Mr. Griffin

On May 10, 2023, in connection with the expiration, in accordance with its terms, of the Amended and Restated Change in Control / Severance Agreement between the Company and Mr. Griffin, the Company entered into a Second Amended and Restated Change in Control / Severance Agreement with Mr. Griffin (the "Griffin Agreement"). The Griffin Agreement sets out severance benefits that become payable if, while employed by the Company, other than following a change in control, Mr. Griffin either (i) is terminated without cause, or (ii) terminates his employment for good reason. The severance benefits provided to Mr. Griffin under either of these circumstances would consist of: (i) a lump-sum payment equal to two (2) times the sum of (A) his then-current annual base salary immediately prior to such termination and (B) the Bonus Amount (as defined below); (ii) full acceleration of the vesting of all of Mr. Griffin's outstanding stock options, which stock options would become exercisable for a period of two (2) years after the termination date (but not beyond the expiration of their respective maximum terms), full acceleration of the vesting of all outstanding restricted stock awards (including awards of restricted stock units), and the right to receive the number of performance shares under outstanding PSAs that are earned but unissued and that he would have earned had he remained employed through the end of the applicable performance period; and (iii) provided he is eligible for and timely elects to continue receiving group medical coverage (and provided the provision of such payments will not violate any applicable nondiscrimination laws), certain COBRA continuation for him and his eligible dependents ("COBRA continuation") for up to fifteen (15) months after the termination date. The "Bonus Amount" is an amount equal to the greater of (x) the average of the short-term cash incentive awards received for the three (3) years prior to the year in which the termination occurs, and (y) the target annual short-term cash incentive award for the year in which the termination occurs.

The Griffin Agreement also sets out severance benefits that become payable if, within the period of time commencing three (3) months prior to and ending two (2) years following a change in control, Mr. Griffin's employment is either (i) terminated by the Company without cause, or (ii) terminated by him for good reason (a "Qualifying Termination"). The severance benefits provided to Mr. Griffin in such circumstances would consist of the following: (i) a lump-sum payment equal to two and one-half (2½) times the sum of (A) his annual base salary immediately prior to the change in control, and (B) the CIC Bonus Amount (as defined below); (ii) all of Mr. Griffin's then-outstanding stock options would become exercisable for a period of thirty (30) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) COBRA continuation for up to eighteen (18) months after the termination date. The "CIC Bonus Amount" is an amount equal to the greater of (x) the average of the annual short-term cash incentive awards received for the three (3) years prior to the year in which the change of control occurs and (y) the target annual short-term cash incentive award for the year in which the change of control occurs.

The Griffin Agreement also provides that in the event of a Qualifying Termination, Mr. Griffin is entitled to full acceleration of the vesting of all of his outstanding equity awards (including stock options, restricted stock awards, RSU awards, and all earned but unissued performance-based equity awards). At the time of a change in control, all such outstanding equity awards would continue to be subject to the same time-based vesting schedule to which the awards were subject prior to the change in control (including performance-based equity awards that are deemed earned at the time of the change in control as described below). For performance-based equity awards where the change in control occurs prior to the end of the applicable performance period, such awards would be deemed earned as to the greater of (i) the target level of shares for such awards, or (ii) if such calculation is determined to be practicable by the Compensation Committee, the number of shares that would have been earned pursuant to the terms of such awards based upon performance

up through and including the day prior to the date of the change in control. In the event that the successor or surviving company does not agree to assume, or to substitute for, such outstanding equity awards on substantially similar terms with substantially equivalent economic benefits as exist for such award immediately prior to the change in control, then such awards would accelerate in full as of the change in control.

In the event of Mr. Griffin's death or permanent disability (within the meaning of Section 22(e)(3) of the IRC), the Griffin Agreement provides for full acceleration of the vesting of all then-outstanding equity awards subject to time-based vesting (including stock options, restricted stock awards, RSU awards, and all performance-based equity awards where the performance period has ended and the shares are earned but unissued). The Griffin Agreement also provides that if Mr. Griffin's death or permanent disability occurs prior to the end of the performance period of a performance-based equity award, each such award would be deemed earned as to the greater of (i) the target level of shares for such award, or (ii) the number of shares that would have been earned pursuant to the terms of such award had he remained employed through the end of the performance period, and such earned shares would become vested and issuable to him after the performance period ends. In addition, all outstanding stock options would remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms).

The Griffin Agreement is intended to be exempt from or compliant with Section 409A of the IRC and has an initial two (2) year term from May 10, 2023, and thereafter renews automatically on an annual basis for up to five (5) additional years unless either the Company or Mr. Griffin timely provides a notice of non-renewal to the other prior to the end of the then-current term. The payments due to Mr. Griffin under the Griffin Agreement are subject to potential reduction in the event that such payments would otherwise become subject to excise tax incurred under Section 4999 of the IRC, if such reduction would result in his retaining a larger amount, on an after-tax basis, than if he had received all of the payments due.

Additionally, the Griffin Agreement requires that Mr. Griffin sign a release of claims in favor of the Company before he is eligible to receive any benefits under the Griffin Agreement and contains a non-solicitation provision applicable to Mr. Griffin while he is employed by the Company and for twelve (12) months following the termination of his employment.

The terms "change in control," "cause," and "good reason" are each defined in the Griffin Agreement. Change in control means, in summary: (i) the acquisition by a person or a group of 40% or more of the outstanding stock of the Company; (ii) a change, without approval by the Board of Directors, of a majority of the Board of Directors of the Company; (iii) the acquisition of the Company by means of a reorganization, merger, consolidation, or asset sale; or (iv) stockholder approval of a liquidation or dissolution of the Company. Cause means, in summary: (i) deliberate dishonesty that is significantly detrimental to the best interests of the Company; (ii) conduct constituting an act of moral turpitude; (iii) willful disloyalty or insubordination; or (iv) incompetent performance or substantial or continuing inattention to or neglect of duties. Good reason means, in summary: (i) a material diminution in his base compensation, authority, duties, responsibilities, or budget over which he retains authority; (ii) a requirement that Mr. Griffin report to a corporate officer or employee instead of reporting directly to the Board of Directors; (iii) a material change in his office location; or (iv) any action or inaction constituting a material breach by the Company of the terms of the agreement.

Mr. Sennesael, Mr. Kasnavi, Mr. Bori, and Mr. Terry

The Company entered into Amended and Restated Change in Control / Severance Agreements with each of Mr. Sennesael, Mr. Kasnavi, Mr. Bori, and Mr. Terry on May 10, 2023, respectively. Each such Amended and Restated Change in Control / Severance Agreement is referred to herein as a "CIC Agreement."

SKYWORKS®

Each CIC Agreement sets out severance benefits that become payable if the executive officer experiences a Qualifying Termination. The severance benefits provided to the executive in such circumstances would consist of the following: (i) a lump sum payment equal to one and one-half (1½) times the sum of (A) his annual base salary immediately prior to the change in control, and (B) the CIC Bonus Amount; (ii) all of the executive's then-outstanding stock options would remain exercisable for a period of eighteen (18) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) COBRA continuation for up to eighteen (18) months after the termination date.

Each CIC Agreement also provides that in the event of a Qualifying Termination, the executive is entitled to full acceleration of the vesting of all of his outstanding equity awards (including stock options, restricted stock awards, RSU awards, and all earned but unissued performance-based equity awards). At the time of a change in control, all such outstanding equity awards would continue to be subject to the same time-based vesting schedule to which the awards were subject prior to the change in control (including performance-based equity awards that are deemed earned at the time of the change in control as described below). For performance-based equity awards where the change in control occurs prior to the end of the performance period, such awards would be deemed earned as to the greater of (i) the target level of shares for such awards, or (ii) if such calculation is determined to be practicable by the Compensation Committee, the number of shares that would have been earned pursuant to the terms of such awards based upon performance up through and including the day prior to the date of the change in control. In the event that the successor or surviving company does not agree to assume, or to substitute for, such outstanding equity awards on substantially similar terms with substantially equivalent economic benefits as exist for such award immediately prior to the change in control, then such awards would accelerate in full as of the change in control.

Each CIC Agreement also sets out severance benefits outside a change in control that become

payable if the executive's employment is terminated by the Company without cause. The severance benefits provided to the executive under such circumstance would consist of the following: (i) biweekly compensation continuation payments commencing not more than sixty (60) days after such termination and continuing for a period of twelve (12) months, with each such compensation continuation payment being equal to the aggregate payment amount divided by twenty-six (26), where the aggregate payment is equal to the sum of (x) his then-current annual base salary, and (y) any short-term cash incentive award then due; (ii) all then-vested outstanding stock options would remain exercisable for a period of twelve (12) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) COBRA continuation coverage for up to twelve (12) months after the termination date.

In the event of the executive's death or permanent disability (within the meaning of Section 22(e)(3) of the IRC), each CIC Agreement provides for full acceleration of the vesting of all then-outstanding equity awards subject to time-based vesting (including stock options, restricted stock awards, RSU awards, and all performance-based equity awards where the performance period has ended and the shares are earned but unissued). Each CIC Agreement also provides that for a performance-based equity award where the executive's death or permanent disability occurs prior to the end of the performance period, such award would be deemed earned as to the greater of (i) the target level of shares for such award, or (ii) the number of shares that would have been earned pursuant to the terms of such award had the executive remained employed through the end of the performance period, and such earned shares would become vested and issuable to the executive after the performance period ends. In addition, all outstanding stock options would remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms).

Each CIC Agreement is intended to be exempt from or compliant with Section 409A of the IRC and has an initial two (2) year term, and thereafter

SKYWORKS®

renews automatically on an annual basis for up to five (5) additional years unless either the Company or the executive timely provides a notice of non-renewal to the other prior to the end of the then-current term. The payments due to each executive under his or her CIC Agreement are subject to potential reduction in the event that such payments would otherwise become subject to excise tax incurred under Section 4999 of the IRC, if such reduction would result in the executive retaining a larger amount, on an after-tax basis, than if he had received all of the payments due.

Additionally, each CIC Agreement requires that the executive sign a release of claims in favor of the Company before he is eligible to receive any benefits under the agreement. Each CIC Agreement also contains non-solicitation provisions applicable to the executive while he is employed by the Company and for a period of twelve (12) months following the termination of his employment.

The terms "change in control," "cause," and "good reason" are each defined in the CIC Agreements.

Change in control means, in summary: (i) the acquisition by a person or a group of 40% or more of the outstanding stock of the Company; (ii) a change, without approval by the Board of Directors, of a majority of the Board of Directors of the Company; (iii) the acquisition of the Company by means of a reorganization, merger, consolidation, or asset sale; or (iv) stockholder approval of a liquidation or dissolution of the Company. Cause means, in summary: (i) deliberate dishonesty that is significantly detrimental to the best interests of the Company; (ii) conduct constituting an act of moral turpitude; (iii) willful disloyalty or insubordination; or (iv) incompetent performance or substantial or continuing inattention to or neglect of duties. Good reason means, in summary: (i) a material diminution in the executive's base compensation, authority, duties, or responsibilities; (ii) a material diminution in the authority, duties, or responsibilities of the executive's supervisor; (iii) a material change in the executive's office location; or (iv) any action or inaction constituting a material breach by the Company of the terms of the agreement.

The following table summarizes the payments and benefits that would be made by the Company to the Named Executive Officers as of September 29, 2023, in the following circumstances as of such date:

- termination without cause outside of a change in control;
- termination without cause or for good reason in connection with a change in control; and
- in the event of a termination of employment because of death or disability.

The accelerated equity values in the table reflect a price of $98.59 per share, which was the closing sale price of the Company's common stock on the Nasdaq Global Select Market on September 29, 2023. The table does not reflect any equity awards made after September 29, 2023.

Name	Benefit	Termination w/o Cause Outside Change in Control ($)(1)	Termination w/o Cause or for Good Reason, After Change in Control ($)	Death/Disability ($)
Liam K. Griffin(2)	Salary and Short-Term Incentive	7,307,804(3)	9,134,755(4)	–
	Accelerated RSUs	10,640,818	10,640,818	10,640,818
	Accelerated PSAs(5)	21,367,114	21,367,114	21,367,114
	Medical	35,842	43,010	–
	TOTAL	39,351,578	41,185,697	32,007,932
Kris Sennesael(2)	Salary and Short-Term Incentive	606,000(6)	2,113,153(7)	–
	Accelerated RSUs	–	3,173,711	3,173,711
	Accelerated PSAs(5)	–	6,331,351	6,331,351
	Medical	28,673	43,010	–
	TOTAL	634,673	11,661,225	9,505,062
Reza Kasnavi(2)	Salary and Short-Term Incentive	576,000(6)	1,752,698(7)	–
	Accelerated RSUs	–	3,182,288	3,182,288
	Accelerated PSAs(5)	–	6,461,687	6,461,687
	Medical	8,956	13,434	–
	TOTAL	584,956	11,410,107	9,643,975
Carlos S. Bori(2)	Salary and Short-Term Incentive	541,000(6)	1,645,956(7)	–
	Accelerated RSUs	–	3,127,472	3,127,472
	Accelerated PSAs(5)	–	6,379,463	6,379,463
	Medical	28,673	43,010	–
	TOTAL	569,673	11,195,901	9,506,935
Robert J. Terry(2)	Salary and Short-Term Incentive	540,000(6)	1,665,129(7)	–
	Accelerated RSUs	–	2,655,719	2,655,719
	Accelerated PSAs(5)	–	5,317,846	5,317,846
	Medical	28,673	43,010	–
	TOTAL	568,673	9,681,704	7,973,565

(1) For Mr. Griffin, includes amounts payable pursuant to a termination for good reason outside of a change in control.
(2) Excludes the value of accrued vacation/paid time off required by law to be paid upon termination.
(3) Represents an amount equal to two (2) times the sum of (A) Mr. Griffin's annual base salary as of September 29, 2023, and (B) an Incentive Plan payment, which is equal to the three (3) year average of the actual incentive payments made to Mr. Griffin for fiscal years 2020, 2021, and 2022, since such average is greater than the "target" short-term cash incentive award for fiscal year 2023.
(4) Represents an amount equal to two and one-half (2½) times the sum of (A) Mr. Griffin's annual base salary as of September 29, 2023, and (B) an Incentive Plan payment, which is equal to the three (3) year average of the actual incentive payments made to Mr. Griffin for fiscal years 2020, 2021, and 2022, since such average is greater than the "target" short-term cash incentive award for fiscal year 2023.

(5)   *Represents the value of PSAs that were unvested and outstanding as of September 29, 2023, in accordance with Item 402(j) of Regulation S-K, using the following assumptions: (a) achievement at the "target" level of performance for the FY21 PSAs (3-year TSR percentile ranking metric) scheduled to vest on November 11, 2023, based on the Company's TSR relative to the applicable peer group for fiscal years 2021 and 2022 tracking below the "target" level of performance; (b) achievement at 200% of the "target" level of performance for the FY22 PSAs emerging revenue growth metric scheduled to vest on November 10, 2023, based on the Company's actual achievement at the "maximum" level of performance with respect to the performance metric measured over a one-year performance period consisting of the Company's fiscal year 2022; (c) achievement at 133% of the "target" level of performance for the FY22 PSAs EBITDA margin percentile ranking metric scheduled to vest on November 10, 2023, based on the Company's tracking of achievement between the "target" and "maximum" levels of performance with respect to the metric measured over a two-year performance period consisting of the Company's fiscal year 2022 and fiscal year 2023; (d) achievement at the "target" level of performance for the FY22 PSAs (3-year TSR percentile ranking metric) scheduled to vest on November 10, 2024, based on the Company's TSR relative to the applicable peer group for fiscal year 2022 tracking below the "target" level of performance; (e) achievement at 200% of the "target" level of performance for the FY23 PSAs emerging revenue growth metric scheduled to vest on November 8, 2024, based on the Company's actual achievement at the "maximum" level of performance with respect to the performance metric measured over a one-year performance period consisting of the Company's fiscal year 2023; (f) achievement at 192% of the "target" level of performance for the FY23 PSAs EBITDA margin percentile ranking metric scheduled to vest on November 8, 2024, based on the Company's tracking of achievement between the "target" and "maximum" levels of performance with respect to the metric measured over a two-year performance period consisting of the Company's fiscal year 2023 and fiscal year 2024; and (g) achievement at the "target" level of performance for the FY23 PSAs (3-year TSR percentile ranking metric) scheduled to vest on November 8, 2025, based on the Company's TSR relative to the applicable peer group for fiscal year 2023 tracking below the "target" level of performance.*

(6)   *Represents an amount equal to the Named Executive Officer's annual base salary as of September 29, 2023.*

(7)   *Represents an amount equal to one and one-half (1½) times the sum of (A) the Named Executive Officer's annual base salary as of September 29, 2023, and (B) an Incentive Plan payment, which is equal to the three (3) year average of the actual incentive payments made to the Named Executive Officer for fiscal years 2020, 2021, and 2022, since such average is greater than the Named Executive Officer's "target" short-term cash incentive award for fiscal year 2023.*

CEO Pay Ratio

Following is an estimate, prepared under applicable SEC rules, of the ratio of the annual total compensation of our Chief Executive Officer to the median of the annual total compensation of our other employees. For fiscal year 2023:

- The annual total compensation of our Chief Executive Officer was $17,261,436.
- The annual total compensation of our median compensated employee was $32,457.
- Based on the foregoing, we estimate that our Chief Executive Officer's total annual compensation was approximately 532 times that of our median employee.

To determine the median of the annual total compensation of our employees, we applied the following methodology and material assumptions:

- We did not use the de minimis exception to exclude any non-U.S. employees. We have a globally diverse workforce with total headcount of approximately 9,750 as of September 29, 2023, of which approximately 76% are located outside the United States, primarily in locations employing large direct labor forces such as Mexico and Singapore where wages are significantly lower than in the United States. The median employee within our employee population was identified, consistent with prior years, as of the last day of our fiscal year, or September 29, 2023, and is a full-time employee in our Mexicali, Mexico facility.
- To identify the median employee, we used a consistently applied compensation measure that included total taxable earnings paid to our employees in the most recently completed taxable year in their respective jurisdictions. This included base salary, overtime pay, shift premiums, recognition bonuses, annual cash incentive awards, and long-term stock-based incentive awards. We annualized the compensation of permanent, full-time, and part-time employees who were hired after the beginning of the most recently completed taxable year in their respective jurisdictions.
- Using this consistently applied compensation measure, we identified an employee at the median and calculated such employee's total compensation for fiscal year 2023 in accordance with Item 402(c)(2)(x) of Regulation S-K.
- We did not use any cost-of-living adjustments in identifying the median employee.
- The annual total compensation of our Chief Executive Officer is the amount reported in the "Total" column of our Summary Compensation Table for fiscal year 2023.

We believe our pay ratio presented above is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

Pay Versus Performance

The following tables and related disclosures provide information about (i) the "total compensation" of our principal executive officer ("PEO") and our other named executive officers (the "Other NEOs") as presented in the Summary Compensation Table (the "SCT Amounts"), (ii) the "compensation actually paid" to our PEO and our Other NEOs, as calculated pursuant to the SEC's pay-versus-performance rules (the "CAP Amounts"), (iii) certain financial performance measures, and (iv) the relationship of the CAP Amounts to those financial performance measures.

This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Exchange Act and does not necessarily reflect value actually realized by the executives or how our Compensation Committee evaluates

compensation decisions in light of Company or individual performance. For further discussion of how our Compensation Committee seeks to align pay with performance when making compensation decisions, please review the Compensation Discussion and Analysis section of this report.

The Company's executive compensation program reflects our pay-for-performance philosophy. Overall, our executive compensation is closely aligned with stockholder returns, as a substantial portion of compensation to our PEO and Other NEOs is in the form of long-term stock-based compensation awards, where the potential value that may be earned fluctuates depending on the movement of our stock price and/or the achievement of performance goals.

Year (a)	Summary Compensation Table Total for PEO(1) (b)	Compensation Actually Paid to PEO(2) (c)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers(1) (d)	Average Compensation Actually Paid to Non-PEO Named Executive Officers(2) (e)	Value of Initial Fixed $100 Investment Based on:		Net Income (h)	Revenue ($ in millions) (i)
					Total Shareholder Return (f)	Peer Group Total Shareholder Return(3) (g)		
2023	$17,261,436	$24,905,013	$5,104,831	$7,246,354	$ 71.02	$185.42	$ 982,763,578	$4,772.4
2022	$16,667,162	$ (3,791,369)	$5,057,362	$ (596,664)	$ 59.92	$ 95.60	$1,275,184,583	$5,485.5
2021	$16,150,421	$17,740,729	$4,231,051	$4,521,969	$113.02	$136.11	$1,498,319,703	$5,109.1

(1) Our PEO was Liam K. Griffin for all years in the table. Our Other NEOs were Kris Sennesael (all years), Carlos S. Bori (all years), Robert J. Terry (all years), Reza Kasnavi (fiscal years 2023 and 2022) and Karilee A. Durham (fiscal year 2021).

(2) The following table describes the adjustments, each of which is prescribed by SEC rule, to calculate the CAP Amounts from the SCT Amounts. The SCT Amounts and the CAP Amounts do not reflect the actual amount of compensation earned by or paid to our executives during the applicable years, but rather are amounts determined in accordance with Item 402 of Regulation S-K under the Exchange Act.

(3) The peer group is the S&P 500 Semiconductors Index.

Adjustments	2023		2022		2021	
	PEO	Other NEOs*	PEO	Other NEOs*	PEO	Other NEOs*
SCT Amounts	$ 17,261,436	$ 5,104,831	$ 16,667,162	$ 5,057,362	$ 16,150,421	$ 4,231,051
Adjustments for stock and option awards						
(Subtract): Aggregate value for stock awards and option awards included in SCT Amounts for the covered fiscal year	$(14,554,926)	$(4,125,680)	$(13,087,793)	$(3,865,961)	$(11,612,745)	$(2,876,649)
Add: Fair value at year end of awards granted during the covered fiscal year that were outstanding and unvested at the covered fiscal year end	$ 20,516,846	$ 5,815,643	$ 7,240,513	$ 2,138,748	$ 15,499,027	$ 3,839,404
Add (Subtract): Year-over-year change in fair value at covered fiscal year end of awards granted in any prior fiscal year that were outstanding and unvested at the covered fiscal year end	$ 309,275	$ 88,027	$(16,465,205)	$(4,559,564)	$ (3,984,069)	$(1,101,103)
Add: Vesting date fair value of awards granted and vested during the covered fiscal year	$ 903,977	$ 233,375	$ 1,719,966	$ 438,328	$ 1,646,304	$ 404,850
Add: Change as of the vesting date (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year for which vesting conditions were satisfied during the covered fiscal year	$ 468,405	$ 130,158	$ 133,989	$ 194,423	$ 41,791	$ 24,416
(Subtract): Fair value at end of prior fiscal year of awards granted in any prior fiscal year that failed to meet the applicable vesting conditions during the covered fiscal year	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Add: Dividends or other earnings paid on stock or option awards in the covered fiscal year prior to vesting if not otherwise included in the SCT Amounts for the covered fiscal year	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
CAP Amounts (as calculated)	$ 24,905,013	$ 7,246,354	(3,791,369)	(596,664)	17,740,729	4,521,969

* Amounts presented are averages for the entire group of Other NEOs in each respective year.
The valuation methodology used to calculate fair values in the above table did not materially differ from those used to calculate fair values at the time of grant as reflected in the SCT Amounts.

The following table lists the five financial performance measures that, in our assessment, represent the most important performance measures we use to link the CAP Amounts for our named executive officers for fiscal year 2023 (our most recently completed fiscal year), to company performance. Of these measures, we have identified revenue as the most important.



EBITDA margin percentile ranking
Emerging revenue growth
Non-GAAP operating income
Revenue
TSR percentile ranking

The following charts show graphically the relationships over the past three years of the CAP Amounts for our PEO and Other NEOs as compared to our cumulative total shareholder return ("TSR"), the cumulative total shareholder return of our peer group ("Peer Group TSR"), net income and revenue, as well as the relationship between TSR and Peer Group TSR:





Compensation Actually Paid vs. Revenue



Compensation Actually Paid vs. TSR vs. Peer Group TSR

Director Compensation

The Board sets the compensation for the Company's non-employee directors, after receiving the recommendations of the Compensation Committee. In formulating its recommendations, the Compensation Committee seeks and receives input from Aon related to the amounts, terms, and conditions of director cash compensation and stock-based compensation awards, with the goal of establishing non-employee director compensation that is similar to, and competitive with, the compensation of non-employee directors at peer companies in the semiconductor industry.

Cash Compensation

Non-employee directors are paid, in quarterly installments, an annual retainer of $90,000 (increased from $80,000 effective February 7, 2024). Additional annual retainers for Chairman, Lead Independent Director, and/or committee service (paid in quarterly installments) are as follows: any non-employee Chairman of the Board ($130,000); the Lead Independent Director, if one has been appointed ($50,000); the Chairman of the Audit Committee ($30,000); the Chairman of the Compensation Committee ($20,000); the Chairman of the Nominating and Corporate Governance Committee ($15,000); non-chair member of Audit Committee ($15,000); non-chair member of Compensation Committee ($10,000); and non-chair member of Nominating and Corporate Governance Committee ($7,500). In addition, the Compensation Committee continues to retain discretion to recommend to the full Board that additional cash payments be made to a non-employee director for extraordinary service during a fiscal year.

Equity Compensation

Currently, following each annual meeting of stockholders, each non-employee director who is reelected will receive a grant of RSUs having a value of approximately $225,000. Any newly appointed non-employee director will receive an initial equity grant of RSUs having a value of approximately $225,000. The number of shares subject to a non-employee director's initial RSU award or annual award is determined by dividing the approximate value of the award, as stated above, by the average closing price per share of the Company's common stock as reported on the Nasdaq Global Select Market (or if the common stock is not then traded on such market, such other market on which the common stock is traded) for each trading day during the 30 consecutive trading day period ending on, and including, the grant date. Unless otherwise determined by the Board, (a) a non-employee director's initial equity grant of RSUs will vest in three (3) equal annual installments on the first three anniversaries of the date of grant, and (b) a non-employee director's annual equity grant of RSUs will vest on the first anniversary of the date of grant. In the event of a change in control of the Company, any outstanding options and RSUs awarded under the 2008 Director Long-Term Incentive Plan will become fully exercisable and deemed fully vested, respectively.

No director who is also an employee receives separate compensation for services rendered as a director. Mr. Griffin is currently the only director who is also an employee of the Company.

Director Compensation Table

The following table summarizes the compensation paid to the Company's non-employee directors for fiscal year 2023.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Total ($)
Christine King, Lead Independent Director	165,000	225,006	390,006
Alan S. Batey	90,000	225,006	315,006
Kevin L. Beebe	95,000	225,006	320,006
Eric J. Guerin	90,426	225,006	315,432
Suzanne E. McBride	87,500	225,006	312,506
David P. McGlade	117,500	225,006	342,506
Robert A. Schriesheim	105,000	225,006	330,006
Maryann Turcke	54,481	225,006	279,487

(1) The non-employee members of the Board who were directors on September 29, 2023, held the following aggregate number of unexercised stock options and unvested RSU awards as of such date:

Name	Number of Securities Underlying Unexercised Options	Number of Shares Subject to Unvested RSUs
Christine King, Lead Independent Director	–	2,078
Alan S. Batey	–	2.078
Kevin L. Beebe	–	2,078
Eric J. Guerin	–	2,971
Suzanne E. McBride	–	2,976
David P. McGlade	–	2,078
Robert A. Schriesheim	–	2,078
Maryann Turcke	–	4,155

(2) Reflects, for each non-employee director elected at the 2023 Annual Meeting of Stockholders (i.e., Mses. King, McBride, and Turcke and Messrs. Batey, Beebe, Guerin, McGlade, and Schriesheim), the grant date fair value of 2,078 RSUs granted on May 10, 2023, computed in accordance with the provisions of ASC 718 using a price of $98.56 per share, which was the closing sale price of the Company's common stock on the Nasdaq Global Select Market on May 10, 2023. Upon first being elected to serve as a director, new directors received a grant having a grant date fair value approximating $225,000, vesting annually over three years, where the grant date fair value was based on the 30-day average of the stock price on the fifth business day following the director's appointment. The value in this column also reflects the grant date fair value of 2,077 RSUs granted to Ms. Turcke on February 15, 2023 with a price of $121.73 per share on the grant date.

Director Stock Ownership Requirements

We have adopted director stock ownership guidelines with the objective of more closely aligning the interests of our directors with those of our stockholders. The minimum number of shares of the Company's common stock that the director stock ownership guidelines require non-employee directors to hold while serving in their capacity as directors is the director base compensation (currently $90,000) multiplied by five (5), divided by the fair market value of the Company's common stock (rounded to the nearest 100 shares). For purposes of the director stock ownership guidelines, the fair market value of the Company's common stock is the average closing price per share of the Company's common stock as reported on the Nasdaq Global Select Market (or if the common stock is not then traded on such market, such other market on which the common stock is traded) for the twelve (12) month period ending with the determination date. All of our directors have met the stock ownership guidelines as of the date hereof (with the exception of Mr. Guerin, Ms. McBride and Ms. Turcke, who are not required to comply with the guidelines until the fifth anniversary of their respective appointments to the Board).

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included herein with management, and based on the review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for the 2024 Annual Meeting of Stockholders.

THE COMPENSATION COMMITTEE

Christine King, Chairman
Alan S. Batey
Robert A. Schriesheim

ELIMINATION OF SUPERMAJORITY VOTE PROVISIONS FROM OUR CHARTER

The Company's Restated Certificate of Incorporation ("Charter") currently includes a number of supermajority voting provisions. At the Company's 2016 Annual Meeting, we presented five Company proposals that, if approved by the stockholders, would have removed all existing supermajority voting provisions from the Charter. However, despite the recommendation of the Board in favor of all five proposals, only one of the five proposals (which required the affirmative vote of only two-thirds of the shares of the Company's outstanding common stock) passed.

The four proposals that did not pass in 2016 were again presented at the 2020 Annual Meeting for stockholder approval. However, despite the recommendation of the Board once again in favor of all four proposals, as well as the Company engaging in enhanced solicitation of stockholder votes for the 2020 Annual Meeting with the goal of increasing the number of shares represented at the meeting, none of the four proposals passed.

The four proposals that did not pass in 2016 and 2020 were again presented at the 2022 Annual Meeting for stockholder approval. However, despite the recommendation of the Board once again in favor of all four proposals, as well as the Company again engaging in enhanced solicitation of stockholder votes for the 2022 Annual Meeting with the goal of increasing the number of shares represented at the meeting, none of the four proposals passed.

After taking into consideration the approval by our stockholders of a stockholder proposal in 2023 requesting that the Board take steps to remove the supermajority provisions in the Charter, as well as the feedback received from stockholders following the 2023 Annual Meeting, the Board has directed that the four proposals that did not pass in 2016, 2020 or 2022 be again presented at the Annual Meeting for stockholder approval.

Specifically, our Board has adopted and approved amendments to our Charter to remove the supermajority voting provisions and to make certain other changes as described below, subject to approval by the Company's stockholders as set forth in the Charter.

The Board believes that the changes set forth in Proposals 4 – 7 are advisable and in the best interests of our stockholders. The Board, upon the recommendation of the Nominating and Corporate Governance Committee, has unanimously approved the proposed amendments and declared them to be advisable, and recommends that the Company's stockholders adopt and approve the proposed amendments.

Different voting standards apply to the various provisions proposed to be amended and, accordingly, different votes are required for the approval of Proposals 4 – 7, as specified in each proposal below. We are submitting these amendments to our stockholders as separate items so that our stockholders are able to express their views on each amendment separately. None of the proposals is conditioned upon approval of any other proposal; each proposal may be approved or rejected independently.

The Company recognizes the high voting thresholds that must be surpassed in order to approve Proposals 4 – 7 (80% of shares outstanding, in the case of Proposals 4, 6, and 7, and 90% of shares outstanding, in the case of Proposal 5) and that only approximately 83% of the Company's outstanding shares of common stock were present in person or represented by proxy at our most recent annual meeting. In order to increase the number of shares represented at the Annual Meeting and with the objective of obtaining sufficient votes to approve Proposals 4 – 7, the Company has engaged a proxy solicitor, D.F. King & Co., to undertake a targeted solicitation of both institutional and retail investors.

In line with feedback from many of the Company's largest institutional stockholders who expressed support for the level of effort previously undertaken by the Company in seeking to have these four proposals passed at prior annual meetings, the Company has undertaken a similar level of enhanced solicitation of stockholder votes for these proposals as utilized for the 2022 Annual Meeting.

The proposals that are approved by our stockholders at the Annual Meeting will be reflected in a Certificate of Amendment to our Restated Certificate of Incorporation, as amended, filed with the Secretary of State of the State of Delaware following the meeting. Our Board reserves the right, at any time prior to the effectiveness of the filing of the Certificate of Amendment, to abandon the proposed amendments.

The following description of the proposed amendments to our Charter is a summary and is qualified by the full text of the proposed amendments, which is attached to this Proxy Statement as *Appendix B*.

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APPROVAL OF AMENDMENT TO THE CHARTER TO ELIMINATE THE SUPERMAJORITY VOTE PROVISIONS RELATING TO STOCKHOLDER APPROVAL OF A MERGER OR CONSOLIDATION, DISPOSITION OF ALL OR SUBSTANTIALLY ALL OF OUR ASSETS, OR ISSUANCE OF A SUBSTANTIAL AMOUNT OF OUR SECURITIES

The Charter currently requires, in addition to any other vote required by law, another provision of the Charter, or a contract to which we are party, the affirmative vote of holders of at least 80% of the shares of all classes of our stock entitled to vote for the election of directors, considered for this purpose as one class of stock, (a) for the adoption of any agreement for the merger or consolidation of the Company with or into any Other Corporation (as defined in the Charter), or (b) to authorize any sale, lease, exchange, mortgage, pledge, or other disposition of all, or substantially all, of the assets of the Company or any Subsidiary (as defined in the Charter) to any Other Corporation, or (c) to authorize the issuance or transfer by the Company of any Substantial Amount (as defined in the Charter) of securities of the Company in exchange for the securities or assets of any Other Corporation. This supermajority vote is not required if the transaction has been approved by members of the Board who were directors prior to the time any such Other Corporation involved in the proposed transaction became a Beneficial Owner (as defined in the Charter) of 5% or more of the outstanding shares of stock of the Company entitled to vote for the election of directors. The Charter also requires the affirmative vote of holders of at least 80% of the

shares of all classes of our stock entitled to vote for the election of directors, considered for this purpose as one class of stock, to amend the Charter provisions relating to stockholder approval of such a transaction.

If stockholders approve this Proposal 4, the Charter will be amended to eliminate these supermajority voting requirements, and the voting requirement in the future would be the affirmative vote of the holders of at least a majority of the shares of all classes of our stock entitled to vote for the election of directors, considered for this purpose as one class of stock.

The amendment to the Charter that would be effected by approval of this Proposal 4 is shown in the text of Article ELEVENTH, Paragraphs 1 and 5, of the Charter provisions attached to this Proxy Statement as *Appendix B*.

Vote Required to Approve Proposal 4

Approval of this amendment at the Annual Meeting requires the affirmative vote of the holders of at least 80% of the shares of our outstanding common stock.



THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL 4

APPROVAL OF AMENDMENT TO THE CHARTER TO ELIMINATE THE SUPERMAJORITY VOTE PROVISIONS RELATING TO STOCKHOLDER APPROVAL OF A BUSINESS COMBINATION WITH ANY RELATED PERSON

The Charter currently requires the affirmative vote of holders of at least 90% of the shares of all classes of our stock entitled to vote for the election of directors, considered for this purpose as one class of stock, to approve a Business Combination, which, as defined in the Charter, requires that such Business Combination be with a Related Person or an Affiliate of a Related Person (each as defined in the Charter), in addition to any other vote required by law or the Charter. The Charter also requires the affirmative vote of holders of at least 90% of the shares of all classes of our stock entitled to vote for the election of directors, considered for this purpose as one class of stock, to amend the Charter provisions relating to stockholder approval of such a Business Combination.

If stockholders approve this Proposal 5, the Charter will be amended to eliminate these supermajority voting requirements, and the voting requirement in the future would be the affirmative vote of the holders of at least a majority of the shares of all classes of our stock entitled to vote for the election of directors, considered for this purpose as one class of stock.

The amendment to the Charter that would be effected by approval of this Proposal 5 is shown in the text of Article TWELFTH, Paragraph 2, and Article TENTH, Paragraph 1(B), subpart (ii), of the Charter provisions attached to this Proxy Statement as *Appendix B.*

Vote Required to Approve Proposal 5

Approval of this amendment at the Annual Meeting requires the affirmative vote of the holders of at least 90% of the shares of our outstanding common stock.



THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL 5

APPROVAL OF AMENDMENT TO THE CHARTER TO ELIMINATE THE SUPERMAJORITY VOTE PROVISION RELATING TO STOCKHOLDER AMENDMENT OF CHARTER PROVISIONS GOVERNING DIRECTORS

The Charter currently requires the affirmative vote of holders of at least 80% of the shares of all classes of our stock entitled to vote for the election of directors, considered for this purpose as one class of stock, to amend the Charter provisions governing the duties, number, term, election, removal, and liability of our directors.

If stockholders approve this Proposal 6, the Charter will be amended to eliminate this supermajority voting requirement, and the voting requirement in the future would be the affirmative vote of the holders of at least a majority of the shares of all classes of our stock entitled to vote for the election of directors, considered for this purpose as one class of stock.

The amendment to the Charter that would be effected by approval of this Proposal 6 is shown in the text referring to Article SEVENTH within Article TENTH, Paragraph 1(B), subpart (i), of the Charter provisions attached to this Proxy Statement as *Appendix B*.

Vote Required to Approve Proposal 6

Approval of this amendment at the Annual Meeting requires the affirmative vote of the holders of at least 80% of the shares of our outstanding common stock.



THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL 6

APPROVAL OF AMENDMENT TO THE CHARTER TO ELIMINATE THE SUPERMAJORITY VOTE PROVISION RELATING TO STOCKHOLDER AMENDMENT OF THE CHARTER PROVISION GOVERNING ACTION BY STOCKHOLDERS

The Charter currently requires the affirmative vote of holders of at least 80% of the shares of all classes of our stock entitled to vote for the election of directors, considered for this purpose as one class of stock, to amend the Charter provision requiring that an action taken by stockholders be effected at an annual or special meeting, and not by written consent.

If stockholders approve this Proposal 7, the Charter will be amended to eliminate this supermajority voting requirement, and the voting requirement in the future would be the affirmative vote of the holders of at least a majority of the shares of all classes of our stock entitled to vote for the election of directors, considered for this purpose as one class of stock.

The amendment to the Charter that would be effected by approval of this Proposal 7 is shown in the text referring to Article THIRTEENTH within Article TENTH, Paragraph 1(B), subpart (i), of the Charter provisions attached to this Proxy Statement as *Appendix B.*

Vote Required to Approve Proposal 7

Approval of this amendment at the Annual Meeting requires the affirmative vote of the holders of at least 80% of the shares of our outstanding common stock.



THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL 7

APPROVAL OF THE COMPANY'S SECOND AMENDED AND RESTATED 2015 LONG-TERM INCENTIVE PLAN

We are asking stockholders to approve a second amendment and restatement of our Amended and Restated 2015 Long-Term Incentive Plan (which we refer to as the "Second Amended and Restated Plan") at the Annual Meeting. The Second Amended and Restated Plan amends and restates the Amended and Restated 2015 Long-Term Incentive Plan (which we refer to as the "Current Plan"). Our equity incentive awards are critical to attracting, retaining, and motivating the most talented employees in our industry, upon whose judgment, interest, and special effort the successful operation of the Company is largely dependent. We and our Board of Directors understand that these equity-compensation needs must be balanced against the dilutive effect of such programs on our stockholders. As a result, based on the careful weighing of these considerations, on February 7, 2024, our Board of Directors adopted, upon the recommendation of the Compensation Committee and subject to stockholder approval, the Second Amended and Restated Plan.

The Second Amended and Restated Plan increases the number of shares of our common stock authorized for issuance under the Current Plan by 6,000,000 shares (or the equivalent of 4,000,000 shares if all were to be granted subject to Full Value Awards, as defined below, using the Company's fungible share ratio of 1.5), subject to adjustment in the event of stock splits and other similar events. No other changes are being made to the Current Plan.

We intend to utilize the Second Amended and Restated Plan as we have utilized the Current Plan: specifically, to grant equity awards to our employees in order to recruit, incentivize, retain and reward individuals critical to our success. Our Compensation Committee determined the requested number of shares for the Second Amended and Restated Plan based on projected new-hire equity awards, annual equity awards,

and motivational and retention awards and an assessment of the magnitude of the shares reserved under the Second Amended and Restated Plan that our stockholders would likely find acceptable.

If the Second Amended and Restated Plan is approved by our stockholders, then, subject to adjustment in the event of stock splits and other similar events, the total number of shares that may be issued under the Second Amended and Restated Plan would be 20,750,000 shares plus an additional number of shares (up to 22,300,000) that is equal to the sum of the number of shares that remained in the pool of shares under the Company's Amended and Restated 2005 Long-Term Incentive Plan (which we refer to as the "Prior Plan") as of May 19, 2015, which was the date on which our stockholders originally approved the Current Plan, plus the number of shares that were subject to awards outstanding under the Prior Plan as of May 19, 2015, and that are subsequently terminated, surrendered, cancelled, forfeited, or repurchased by us pursuant to a contractual repurchase right. If approved, the new shares reserved under the Second Amended and Restated Plan would represent approximately 3.7% of our 160,225,891 outstanding shares as of January 1, 2024. Our Board of Directors believes the proposed dilution to stockholders as a result of the amendment and restatement of the Current Plan is judicious and sustainable and, importantly, critical to meet our business goals. If this proposal is approved by our stockholders, we intend to register the additional shares reserved for issuance under the Second Amended and Restated Plan by filing a Registration Statement on Form S-8 as soon as practicable following approval. The Current Plan was originally adopted by our Board of Directors on November 11, 2014, approved by our stockholders on May 19, 2015, amended by our Board of Directors on May 8, 2019, amended and restated by our Board of Directors on

November 11, 2020 and approved by our stockholders on May 12, 2021.

Highlights of the Second Amended and Restated Plan

The Board of Directors recommends a vote for the approval of the Second Amended and Restated Plan because it believes the Second Amended and Restated Plan is in the best interests of the Company and its stockholders and contains features that are consistent with sound corporate governance practices, including the following:

- **Does not provide for automatic vesting of outstanding awards upon a change in control of the Company.** Upon a change in control, all outstanding equity awards granted under the Second Amended and Restated Plan will continue to be subject to the same time-based vesting schedule to which the awards were subject prior to the change in control (unless the successor or surviving company does not agree to assume, or to substitute for, such outstanding equity awards on substantially similar terms with substantially equivalent economic benefits as exist for such award immediately prior to the change in control, in which case the awards will accelerate in full as of the change in control). A participant will be entitled to full accelerated vesting of all of his or her outstanding equity awards granted under the Second Amended and Restated Plan in the event that such participant's employment is (i) terminated by the Company without cause, or (ii) terminated by the participant for good reason, in either case within the period of time commencing three (3) months prior to and ending twelve (12) months following a change in control.

- **Does not include an "evergreen" provision.** The number of shares of our common stock available for issuance under the Second Amended and Restated Plan is fixed and will not be automatically increased based on the number of our shares outstanding. Therefore, any increase to the maximum share reserve in the Second Amended and Restated Plan is subject to approval by our stockholders, allowing our stockholders to have a say in our equity compensation programs.

- **Includes a fungible share pool.** Each share of common stock delivered in settlement of an award made under the Second Amended and Restated Plan other than an option, stock appreciation right (or "SAR"), or other award for which the participant pays the fair market value of our common stock as of the date of grant (each, a "Full Value Award") will reduce the number of shares available for issuance by 1.5 shares.

- **Does not permit repricings without stockholder approval.** Without stockholder approval, we may not amend any option or SAR to reduce the exercise price or replace any stock option or SAR with cash or any other award when the exercise price of the stock option or SAR exceeds the fair market value of the underlying shares.

- **Does not permit liberal share recycling.** The Second Amended and Restated Plan provides that the following shares may not again be made available for issuance as awards under the Second Amended and Restated Plan: (i) shares used to pay the exercise price of an option (or other award), (ii) shares delivered to or withheld by us to pay the withholding taxes related to an award, (iii) shares that were subject to a stock-settled SAR and were not issued upon the net settlement or net exercise of such SAR, or (iv) shares repurchased on the open market with the proceeds of an option exercise.

- **Does not provide for payment of dividends or dividend equivalents on awards until vesting.** Dividends and dividend equivalents payable in connection with restricted stock awards, restricted stock units ("RSUs"), or other awards will only be paid if and when the shares underlying such awards vest. Dividends and dividend equivalents payable in connection with performance-based awards will only be paid to the extent that the performance-based vesting

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conditions are satisfied and the shares underlying such awards are earned and vest.

- **Prohibits providing for dividend equivalents on options and SARs.** The Second Amended and Restated Plan provides that no dividend equivalents may be payable with respect to options or SARs.

- **Provides that stock option and SAR exercise prices will not be lower than the fair market value of the common stock on the grant date.** The Second Amended and Restated Plan prohibits granting stock options and SARs with exercise prices lower than the fair market value of a share of our common stock on the grant date.

- **Prohibits the grant of options with "reload" provisions.** No options granted under the Second Amended and Restated Plan may contain a provision entitling the optionee to the automatic grant of additional options in connection with any exercise of the original options.

- **Limits grants.** Although no longer required for purposes of Section 162(m) of the IRC, the Second Amended and Restated Plan retains the grant limitations of the Current Plan. The maximum aggregate number of shares with respect to awards that may be granted to any one person during any calendar year is 1.5 million (subject to adjustment for certain equity restructurings and other corporate transactions). The maximum aggregate amount of cash that may be paid in awards payable in cash to any person during any one calendar year is $5 million.

- **Provides for independent administration.** The Compensation Committee, which consists of only non-employee directors, or another committee or subcommittee of our Board of Directors, administers the Second Amended and Restated Plan.

As of January 1, 2024, we had under all of our equity incentive plans (excluding our 2002 Employee Stock Purchase Plan, as amended and our Non-Qualified Employee Stock Purchase Plan)

an aggregate of (i) 15,727 shares reserved for issuance pursuant to outstanding stock options, with a weighted average exercise price of $72.60 and a weighted average life of 4.09 years, (ii) 2,801,713 issued but unvested shares of restricted common stock and unissued shares of common stock under unvested restricted stock unit awards, (iii) 120,310 unissued shares of common stock under earned, but unvested, performance share awards, and (iv) 1,463,717 unissued shares of common stock under performance share awards for which the performance periods have not yet been completed, assuming achievement at the target level of performance. As of January 1, 2024, the only equity incentive plans under which we were able to grant additional awards (excluding our 2002 Employee Stock Purchase Plan, as amended and our Non-Qualified Employee Stock Purchase Plan) were the Current Plan and the Company's Amended and Restated 2008 Director Long-Term Incentive Plan, as amended (the "2008 Director Plan"). As of January 1, 2024, there were 5,693,891 shares of our common stock available for future awards under the Current Plan and 529,647 shares of our common stock available for future awards under the 2008 Director Plan. The Board of Directors believes that the number of shares remaining available for grants under the Current Plan is insufficient to achieve the Company's compensation objectives over the coming years. If the Second Amended and Restated Plan is not approved by our stockholders, the Company will continue to make grants under the Current Plan but expects, based on past grant practice and the Company's recent stock price performance, that the Company will not have enough shares to make grants beyond the last quarter of calendar year 2024, although this date could be sooner in the event of a decrease in the Company's stock price, continued workforce growth, grants in relation to merger and acquisition activity, or above-target performance under performance share awards.

Reasons Why Stockholders Should Approve the Second Amended and Restated Plan

Incentivizes, Retains and Motivates Talent. It is critical to our success that we incentivize, retain and motivate excellent talent in a competitive labor market. Our equity-based compensation program has always been, and will continue to be, an important component in our ability to pay market-competitive compensation to our employees.

Aligns with Our Pay-for-Performance Compensation Philosophy. We believe that equity-based compensation is inherently performance-based. As the value of our stock appreciates, our employees receive greater compensation at the same time that our stockholders are receiving a greater return on their investment. Conversely, if the stock price does not appreciate following the grant of an equity award, then our employees would not receive any compensation in respect of stock options and would receive lower compensation than intended in respect of restricted stock, restricted stock units and performance-based shares.

Aligns Employee Interests with Stockholder Interests. Providing certain of our employees with compensation in the form of equity directly aligns the interests of those employees with the interests of our stockholders. If the Second Amended and Restated Plan is approved by our stockholders, we will be able to continue granting equity-based incentives that fosters this alignment between our employees and our stockholders.

Consistent with Stockholder Interests and Sound Corporate Governance. As described above under the heading "Highlights of the Second Amended and Restated Plan" and more thoroughly below, the Second Amended and Restated Plan was purposefully designed to include features that are consistent with the interests of our stockholders and sound corporate governance practices.

Information Regarding Burn Rate and Overhang

In its determination to adopt the Second Amended and Restated Plan, subject to stockholder approval, our Board of Directors considered our historical award usage and anticipated future award needs, advice from Aon, and guidelines from proxy advisory firms. In particular, the Board of Directors reviewed the Company's "burn rate" and "overhang," which we consider to be important metrics of how our equity compensation program affects our stockholders.

Burn rate and overhang provide measures of the potential dilutive impact of our equity award program. We calculate burn rate by dividing the number of shares subject to equity awards granted during the year (at target levels for performance share awards) by the weighted average number of shares outstanding. As shown in the table below, the Company's three-year average burn rate (for fiscal years 2021, 2022, and 2023) is 1.1%, which is (i) just above the median 0.9% three-year adjusted average burn rate of the Comparator Group, as provided by Aon, and (ii) below the 2.0% burn rate cap that ISS applied to the semiconductor industry for 2024.

	FY2023	FY2022	FY2021	3-year Average
Burn Rate(1)	1.5%	0.9%	0.9%	1.1%

(1) *Burn rate is calculated as the sum of all stock option awards and Full Value Awards (at target level for PSAs) granted in a given fiscal year divided by the weighted average number of shares of our common stock outstanding as of the end of the fiscal year. We have calculated the burn rate based on the target award level for PSAs, which we believe provides the best estimate of our future burn rate. If we were to assume maximum award levels for PSAs granted in fiscal years 2021, 2022, and 2023, the Company's three-year average burn rate would be 1.6%.*

Overhang is a measure of potential dilution, which we define as the sum of (i) the total number of shares underlying all equity awards outstanding and (ii) the total number of shares available for future award grants, divided by the number of outstanding shares of common stock. As of January 1, 2024, our total overhang ranged from

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5.2% to a maximum of 6.5%, depending on the mix of Full Value Awards and stock options or SARs in future equity award grants using shares authorized for issuance under the Current Plan and the 2008 Director Plan. As a comparison, the median total overhang of the Comparator Group as provided by Aon for fiscal year 2023 was 7.6% and the 75th percentile overhang of the Comparator Group was 9.2%. If the Second Amended and Restated Plan is approved and an additional 6,000,000 shares (or the equivalent of 4,000,000 shares if all were to be granted subject to Full Value Awards) consequently become available for grant, our total overhang would range from 7.7% to a maximum of 10.2%, depending on the mix of Full Value Awards and stock options or SARs awarded under the Second Amended and Restated Plan and the 2008 Director Plan.

Based on our historical grant practices and our anticipated needs to support the Company's current significant growth, as well as advice from Aon, we believe that the increase in authorized shares requested for stockholder approval should be sufficient to cover equity awards under the Second Amended and Restated Plan for approximately two years.

Vote Required to Approve Proposal 8

The proposal to adopt the Second Amended and Restated Plan will be approved by the stockholders if it receives the affirmative vote of a majority of the shares present or represented by proxy at the Annual Meeting and entitled to vote on the proposal. If you sign and return your proxy card or submit your proxy via telephone or the Internet, your shares will be voted (unless you indicate to the contrary) to approve the Second Amended and Restated Plan. Specifically marking "ABSTAIN" on your proxy card will have the same impact as a vote that is marked "AGAINST" the proposal.

Description of the Second Amended and Restated Plan

A summary of the principal provisions of the Second Amended and Restated Plan is set forth below. The summary is qualified in its entirety by reference to the full text of the Second Amended and Restated Plan, which is attached as *Annex 1* to this Proxy Statement as filed with the SEC on March 28, 2024.

For purposes of this proposal and except where the context otherwise requires, the term "Company" and similar terms include any of the Company's present or future parent or subsidiary corporations as defined in Section 424(e) or (f) of the IRC and any other business venture (including, without limitation, joint venture or limited liability company) in which the Company has a controlling interest, as determined by our Board of Directors.

Administration

Unless otherwise determined by the Board of Directors, the Second Amended and Restated Plan will be administered by the Compensation Committee (the "Administrator"), which will consist solely of two or more non-employee directors, each of whom is intended to qualify as a "non-employee director" as defined by Rule 16b-3 under the Exchange Act and an "independent director" under the rules of Nasdaq (or other securities exchange or automated quotation system on which the Company's common stock is listed or traded). To the extent permitted by applicable law, the Administrator may delegate to a committee or subcommittee of the Board of Directors any or all of its powers under the Second Amended and Restated Plan. In addition, to the extent permitted by applicable law and the Second Amended and Restated Plan, the Administrator may delegate to one or more officers of the Company the authority to grant or amend awards under the Second Amended and Restated Plan to participants other than (i) "executive officers" of the Company, as defined by Rule 3b-7 under the Exchange Act, (ii) "officers" of the Company, as defined by Rule 16a-1 under the Exchange Act, and (iii) officers to whom the authority to grant or amend awards under the Second Amended and Restated Plan has been delegated.

The Administrator will have the authority to administer the Second Amended and Restated Plan, including the power to (i) designate participants under the Second Amended and Restated Plan, (ii) determine the types of awards granted to participants under the Second Amended and Restated Plan, the number of such awards, and the number of shares of common stock subject to such awards, (iii) determine and interpret the terms and conditions of any awards under the Second Amended and Restated Plan, including the vesting schedule and exercise price, (iv) prescribe the form of each award agreement, and (v) adopt rules for the administration, interpretation, and application of the Second Amended and Restated Plan.

Eligibility

Persons eligible to participate in the Second Amended and Restated Plan include all employees (including officers of the Company) and consultants and advisors (as the terms consultants and advisors are defined and interpreted for purposes of Form S-8 under the Securities Act of 1933, as amended) of the Company and its subsidiaries. As of January 1, 2024, approximately 9,700 persons were eligible to receive awards under the Current Plan, which number consists of the approximate total number of the Company's employees, including six executive officers (who are current employees) of the Company and approximately 9,694 employees (excluding executive officers). As of January 1, 2024, the Company had no consultants or advisors who were eligible to receive awards under the Current Plan. Non-employee directors are not eligible to participate in the Second Amended and Restated Plan.

Awards under the Second Amended and Restated Plan are subject to the discretion of the Administrator. Therefore, it is not possible to determine the benefits that will be received in the future by participants in the Second Amended and Restated Plan. See "*Existing Plan Benefits*" below for a summary of equity awards granted under the Current Plan.

On March 12, 2024, the last reported sale price of our common stock on the Nasdaq Global Select Market was $109.32.

Limitation on Awards and Shares Available

Subject to adjustment in the event of stock splits and other similar events, awards may be made under the Second Amended and Restated Plan for a number of shares equal to the sum of (i) 20.75 million shares, and (ii) such additional number of shares (up to 22.3 million shares) as is equal to the sum of (x) the number of shares reserved for issuance under the Prior Plan that remained available for grant under the Prior Plan as of May 19, 2015, which was the date on which our stockholders originally approved the Current Plan, and (y) the number of shares subject to awards granted under the Prior Plan which expire, terminate, or are otherwise surrendered, cancelled, forfeited, or repurchased by the Company pursuant to a contractual repurchase right after May 19, 2015. Each share of common stock delivered in settlement of a Full Value Award will reduce the number of shares available for issuance by 1.5 shares.

Generally, if an award granted under the Second Amended and Restated Plan or under the Prior Plan terminates, expires, or lapses for any reason, the unused shares of common stock subject to the award will again be made available for issuance under the Second Amended and Restated Plan. Each share subject to a Full Value Award that is forfeited or expires for any reason or is settled for cash will increase the number of shares that can be issued under the Second Amended and Restated Plan by 1.5 shares. Otherwise, each share subject to an award that is forfeited or expires for any reason or is settled for cash will increase the number of shares that can be issued under the Second Amended and Restated Plan by one share. However, the following shares may not again be made available for issuance as awards under the Second Amended and Restated Plan: (i) shares used to pay the exercise price of an option (or other award), (ii) shares delivered to or withheld by us to pay the withholding taxes related to an award, (iii) shares that were subject

to a stock-settled SAR and were not issued upon the net settlement or net exercise of such SAR, or (iv) shares repurchased on the open market with the proceeds of an option exercise. The payment of dividend equivalents in cash in conjunction with outstanding awards will not be counted against the shares available for issuance under the Second Amended and Restated Plan. Awards settleable only in cash will not be counted against the shares available for issuance under the Second Amended and Restated Plan. In addition, shares issued in assumption of, or in substitution for, any outstanding awards previously granted by an entity in connection with a corporate transaction ("Substitute Awards") will not be counted against the shares available for issuance under the Second Amended and Restated Plan.

The maximum aggregate number of shares with respect to awards that may be granted to any one person during any calendar year is 1.5 million (not including any Substitute Awards and subject to adjustment for certain equity restructurings and other corporate transactions). The maximum aggregate amount of cash that may be paid to any person during any one calendar year is $5 million. For purposes of the foregoing limits, the combination of an option in tandem with a SAR is treated as a single award, and the fungible share counting rules shall not apply and instead each share subject to any type of award shall be counted as one share.

Awards

The Second Amended and Restated Plan provides for the grant of nonqualified stock options, restricted stock awards, RSUs, performance awards, dividend equivalents, SARs, and other stock unit awards. Each award will be evidenced by a written award agreement with terms and conditions consistent with the Second Amended and Restated Plan. Except as otherwise provided by the Second Amended and Restated Plan, each award may be made alone or in addition or in relation to any other award. The terms of each award need not be identical, and the Administrator need not treat participants uniformly. Upon the exercise or vesting of an award, the exercise or

purchase price must be paid in full by one of the following methods, in the discretion of the Administrator: cash or check; delivery of a written or electronic notice that the participant has placed a market sell order with a broker with respect to shares then issuable upon exercise or vesting of an award and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required, provided that payment of such proceeds is then made to the Company upon settlement of such sale; subject to certain requirements, tendering shares of common stock valued at their fair market value; and/or by payment of such other lawful consideration acceptable to the Administrator. Any tax withholding obligations may be satisfied in the Administrator's sole discretion by allowing a participant to elect to have the Company withhold shares otherwise issuable under an award that have a fair market value equal to the aggregate amount of such liabilities. Except as otherwise provided in the Second Amended and Restated Plan, the Administrator may at any time provide that any award will become immediately exercisable in full or in part, free of some or all restrictions or conditions or otherwise realizable in full or in part, as the case may be.

Nonqualified Stock Options. The exercise price of nonqualified stock options granted pursuant to the Second Amended and Restated Plan will not be less than 100% of the fair market value of the common stock on the date of grant. Nonqualified stock options may be subject to vesting conditions established by the Administrator, including continued employment or achievement of performance criteria, and be exercised as determined by the Administrator, but in no event after the seven (7) year anniversary of the date of grant. No option granted under the Second Amended and Restated Plan may contain any provision entitling the optionee to the automatic grant of additional options in connection with any exercise of the original option.

Restricted Stock. A restricted stock award granted pursuant to the Second Amended and Restated Plan is the grant of shares of common stock at a price determined by the Administrator

(including zero), that is subject to transfer restrictions and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding shares of restricted stock have full voting rights with respect to such shares. Dividends paid on the shares prior to vesting will accrue and will only be paid to the participant if and when the shares of restricted stock vest.

Restricted Stock Units. RSUs granted pursuant to the Second Amended and Restated Plan may be subject to vesting conditions established by the Administrator including continued employment or achievement of performance criteria. Like restricted stock, RSUs may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, the common stock underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting rights and will not receive dividend payments prior to the time when vesting conditions are satisfied and the shares subject to the award are issued to the participant.

Dividend Equivalents. Dividend equivalents are rights to receive the equivalent value (in cash or common stock) of dividends paid on common stock. Dividend equivalents represent the value of the dividends per share of common stock paid by the Company, calculated with reference to the number of shares that are subject to any award held by the participant. Dividend equivalents are converted to cash or additional shares of common stock by such formula and at such time subject to such limitations as may be determined by the Administrator. Dividend equivalents are credited as of dividend payment dates during the period after the award is granted and before the award vests and are paid to the participant only if and when the award vests. Dividend equivalents cannot be granted with respect to options or SARs.

Stock Appreciation Rights. SARs entitle recipients to receive common stock determined in whole or in part by reference to the appreciation in the value of the common stock over the value of our common stock on the date of grant of the SAR. SARs must have a base price that is at least equal to the fair market value of the common stock on the grant date and may have a term of no greater than seven (7) years. SARs will be settled by the delivery of shares of common stock. SARs may be issued in tandem with options or as stand-alone rights.

Other Stock Unit Awards. Under the Second Amended and Restated Plan, the Board of Directors has the right to grant other awards of shares of our common stock and other awards that are valued in whole or in part by reference to, or are otherwise based upon, our common stock or other property. Other stock unit awards have such terms and conditions as the Board of Directors may determine, including performance-based conditions. Other stock unit awards are available as a form of payment in settlement of other awards granted under the Second Amended and Restated Plan or as payment in lieu of compensation to which a recipient is otherwise entitled. Other stock unit awards may be paid in common stock or cash, as determined by the Board of Directors.

Performance Awards. A restricted stock award, RSU award, other stock unit award, cash bonus award, stock bonus award, or any other award granted under the Second Amended and Restated Plan may be made subject to achievement of performance goals.

Performance goals applicable to a performance award may vary by participant, be different for different awards, or be particular to a participant or the subsidiary, division, business unit, department, branch, or other unit in which the participant works. The performance goals may be based on one or more of the following performance criteria, any of which may be measured with respect to an individual participant, the Company, or any one or more of the Company's subsidiaries, divisions, or business units, and in absolute or relative terms: revenues, net income (loss), operating income (loss), gross profit, earnings before or after discontinued operations, interest, taxes, depreciation and/or amortization, operating profit

before or after discontinued operations and/or depreciation and/or amortization, earnings (loss) per share, net cash flow, cash flow from operations, free cash flow, revenue growth, earnings growth, gross margins, operating margins, net margins, inventory management (including, but not limited to, reductions in inventory, inventory turns, and inventory levels), working capital (including a specific component thereof), return on sales, return on assets, return on stockholders' equity, return on investment or working capital, cash or cash equivalents position, achievement of balance sheet or income statement objectives or total stockholder return, stock price, improvement in financial ratings, completion of strategic acquisitions/dispositions, manufacturing efficiency, product quality, customer satisfaction, market share and/or product design wins, a specific cost or expense item, and implementation or completion of a specified key business project, or any other criteria established by the Administrator.

In addition, the Administrator may, in its sole discretion, provide that one or more adjustments be made to one or more of the performance goals, including the exclusion of one or more of the following: extraordinary and/or nonrecurring items, the cumulative effects of changes in accounting principles or applicable laws, gains or losses on the dispositions of discontinued operations, the write-down of any asset, charges for restructuring and rationalization programs, amortization of purchased intangibles associated with acquisitions, compensation expenses related to acquisitions, other acquisition-related charges (including, but not limited to, items attributable to the business operations of any entity acquired by the Company during the applicable performance period), impairment charges, gain or loss on minority equity investments, noncash income tax expenses, equity-based compensation expenses, items relating to financing activities; other nonoperating items; items related to the disposal of a business or segment of a business; items attributable to any stock dividend, stock split, combination, or exchange of shares occurring during the applicable performance period; or any other adjustments as determined by the Administrator.

Performance awards can be paid in cash, common stock, or a combination of both. The Administrator may, in its discretion, adjust the cash or number of shares of common stock payable pursuant to any performance award, and the Administrator may, at any time, waive the achievement of the applicable performance goals, including in the case of the death or disability of the participant or in the event of a change in control of the Company.

Transferability of Awards

Except as the Administrator may otherwise determine or provide in an award, awards may not be sold, assigned, transferred, pledged, or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution and, during the life of the participant, may only be exercisable by the participant.

Repricing

Unless approved by the Company's stockholders or permitted under the Second Amended and Restated Plan in connection with a change in capitalization, reorganization event, or change in control, the Company may not (i) amend any outstanding option or SAR granted under the Second Amended and Restated Plan to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding option or SAR, (ii) cancel any outstanding option or SAR (whether or not granted under the Second Amended and Restated Plan) and grant in substitution new awards covering the same or a different number of shares of common stock and having an exercise or purchase price per share lower than the then-current exercise price per share of the cancelled option or SAR, (iii) cancel in exchange for a cash payment any outstanding option or SAR with an exercise price per share above the then-current fair market value of the common stock, or (iv) take any other action under the Second Amended and Restated Plan that constitutes a "repricing" within the meaning of the rules of Nasdaq (or other securities exchange

or automated quotation system on which shares of common stock are listed or traded).

Adjustments to Awards

In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spinoff, or other similar change in capitalization or any distribution to holders of common stock (other than ordinary cash dividends), the Company will make appropriate adjustments (or substituted awards may be made if applicable), to the extent determined by the Board of Directors, to the aggregate number and kind of shares that may be issued under the Second Amended and Restated Plan (including adjustments to award limits), the number and kind of shares subject to each outstanding award under the Second Amended and Restated Plan, the exercise price or repurchase price of such outstanding award (if applicable), and the terms and conditions of any outstanding awards.

Effect of a Reorganization Event

The Second Amended and Restated Plan also contains provisions addressing the consequences of a Reorganization Event, which is defined as (i) any merger or consolidation as a result of which our common stock is converted into or exchanged for the right to receive cash, securities, or other property, or is cancelled, (ii) any exchange of all of our common stock for cash, securities, or other property pursuant to a share exchange transaction, or (iii) any dissolution or complete liquidation of the Company. In connection with a Reorganization Event, the Board of Directors will take one or more of the following actions as to outstanding awards (other than restricted stock): (i) provide that awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice, provide that all unexercised awards will become exercisable in full and will terminate immediately prior to the consummation of the Reorganization Event unless exercised by the award holder within a specified period following the date of such notice, (iii) provide that outstanding awards will become

realizable or deliverable, or restrictions applicable to an award will lapse in whole or in part prior to or upon such Reorganization Event, (iv) in the event of a Reorganization Event under the terms of which holders of common stock will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the "Acquisition Price"), make or provide for a cash payment to an award holder equal to (A) the number of shares of common stock subject to the award multiplied by (B) the excess, if any, of the Acquisition Price over the exercise or purchase price of such award, less any applicable tax withholdings, in exchange for the termination of such awards, and/or (v) provide that, in connection with a dissolution or complete liquidation of the Company, awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise or purchase price thereof).

In connection with a Reorganization Event other than a liquidation or dissolution of the Company, the repurchase and other rights of the Company with respect to outstanding awards of restricted stock will inure to the benefit of the Company's successor and will apply to the cash, securities, or other property which shares of common stock were converted into or exchanged for in connection with the Reorganization Event in the same manner and to the same extent as they applied to the restricted stock. In connection with a liquidation or dissolution of the Company, except to the extent otherwise provided in the award agreement or other agreement between the participant and the Company, all restrictions and conditions on all awards of restricted stock then outstanding will automatically be deemed terminated or satisfied.

Effect of a Change in Control

At the time of a change in control, all outstanding equity awards granted under the Second Amended and Restated Plan will continue to be subject to the same time-based vesting schedule to which the awards were subject prior to the change in control (including performance-based equity awards that are deemed earned at the time of the change in control as described below). For performance-based equity awards where the

change in control occurs prior to the end of the performance period, such awards will be deemed earned as to the greater of (i) the target level of shares for such awards, or (ii) the number of shares that would have been earned pursuant to the terms of such awards based upon performance up through and including the day prior to the date of the change in control (unless the Board of Directors determines that it would be impracticable to calculate performance pursuant to (ii), in which case the awards will be deemed earned at target). In the event that the successor or surviving company does not agree to assume, or to substitute for, such outstanding equity awards on substantially similar terms with substantially equivalent economic benefits as exist for such awards immediately prior to the change in control, then such awards will accelerate in full as of the change in control. The Second Amended and Restated Plan also provides that a participant will be entitled to full accelerated vesting of all of his or her outstanding equity awards in the event that such participant's employment is (i) terminated by the Company without cause, or (ii) terminated by the participant for good reason, in either case within the period of time commencing three (3) months prior to and ending twelve (12) months following a change in control.

The terms "change in control," "cause," and "good reason" are each defined in the Second Amended and Restated Plan. Change in control means, in summary: (i) the acquisition by a person or a group of 40% or more of the outstanding stock of the Company; (ii) a change, without approval by the Board of Directors, of a majority of the Board of Directors of the Company; (iii) the acquisition of the Company by means of a reorganization, merger, consolidation, or asset sale; or (iv) stockholder approval of a liquidation or dissolution of the Company. Cause means, in summary: (i) deliberate dishonesty that is significantly detrimental to the best interests of the Company; (ii) conduct constituting an act of moral turpitude; (iii) willful disloyalty or insubordination; or (iv) incompetent performance or substantial or continuing inattention to or neglect of duties. Good reason means, in summary: provided the participant timely gives

notice of the event or condition to the Company and sufficient time for the Company to correct the event or condition, (i) a reduction of 5% or more in base salary; or (ii) a change in office location of more than fifty (50) miles. However, the Second Amended and Restated Plan provides that if the participant and the Company are party to an employment agreement, severance agreement, change in control agreement or other similar agreement that contains a definition of cause or good reason, the definitions in that agreement shall control.

Death or Permanent Disability

In the event of a participant's death or permanent disability (within the meaning of Section 22(e)(3) of the IRC), the Second Amended and Restated Plan provides for full acceleration of the vesting of all then-outstanding equity awards subject to time-based vesting (including all performance-based equity awards where the performance period has ended and the shares are earned but unissued). The Second Amended and Restated Plan also provides that for a performance-based equity award where the participant's death or permanent disability occurs prior to the end of the performance period, such award will be deemed earned as to the greater of (i) the target level of shares for such award, or (ii) the number of shares that would have been earned pursuant to the terms of such award had the participant remained employed through the end of the performance period, and such earned shares will become vested and issuable to the participant after the performance period ends. In addition, except as otherwise provided in an employment agreement, severance agreement, change in control agreement or similar agreement, in an award agreement or by action of the Administrator following the grant of an option, all outstanding stock options will remain exercisable following the termination of employment for a period of twelve (12) months, in the case of death, and for a period of six (6) months, in the case of permanent disability (but not beyond the expiration of their respective maximum terms).

Substitute Options

In connection with a merger or consolidation of an entity with us or the acquisition by us of the property or stock of an entity, the Administrator may grant options in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof. Substitute options may be granted on such terms as the Administrator deems appropriate in the circumstances, notwithstanding any limitations under the Second Amended and Restated Plan.

Amendment and Termination

The Board of Directors may at any time amend, suspend, or terminate the Second Amended and Restated Plan. Without approval of the Company's stockholders, no amendment may increase the number of shares authorized under the Second Amended and Restated Plan (except as provided under the Second Amended and Restated Plan in connection with changes in capitalization), materially increase the benefits provided under the Second Amended and Restated Plan, materially expand the class of participants eligible to participate in the Second Amended and Restated Plan, expand the types of awards provided under the Second Amended and Restated Plan, or make any other changes that require stockholder approval under the rules of Nasdaq (or other securities exchange or automated quotation system on which shares of our common stock are listed or traded). In no event may any award be granted pursuant to the Second Amended and Restated Plan on or after November 10, 2030.

Federal Income Tax Consequences

The U.S. federal income tax consequences of the Second Amended and Restated Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the Second Amended and Restated Plan. This summary assumes that all awards are exempt from, or comply with, the rules of Section 409A of the IRC regarding nonqualifed deferred compensation. In addition, this summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or foreign tax consequences. Tax considerations may vary from locality to locality and depending upon individual circumstances.

Nonqualified Stock Options. A participant will not have income upon the grant of a nonqualified stock option. A participant will have compensation income upon the exercise of a nonqualified stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Restricted Stock. A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the IRC is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will have compensation income equal to the value of the stock less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Restricted Stock Units. A participant will not have income upon the grant of a restricted stock unit. A participant is not permitted to make a Section 83(b) election with respect to a restricted stock unit award. When the shares of common stock are delivered with respect to the restricted stock units (which may be upon vesting or may be at a later date), the participant will have income

on the date of delivery in an amount equal to the fair market value of the stock on such date less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the delivery date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Stock Appreciation Rights.   A participant will not have income upon the grant of a SAR. A participant will have compensation income upon the exercise of a SAR equal to the fair market value of the stock received. When the stock distributed in settlement of the SAR is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the exercise date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Other Stock Unit Awards.   The tax consequences associated with any other stock unit award will vary depending on the specific terms of such award. Among the relevant factors are whether or not the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the award, and the participant's holding period and tax basis for the award or underlying common stock.

Dividend Equivalents; Accrued Dividends.   The grantee generally will not realize taxable income at the time of the grant of the dividend equivalents or at the time dividends are accrued on unvested restricted stock awards. When a dividend equivalent or accrued dividend is paid upon an award vesting, the participant will recognize compensation income.

Tax Consequences to the Company.   There will not be any tax consequences to the Company as a result of the adoption of the Second Amended and Restated Plan or the grant of awards thereunder except that we will be entitled to a deduction when a participant recognizes compensation income, subject to the deduction limitations of Section 162(m) of the IRC.

Plan Benefits

New Plan Benefits

Awards under the Second Amended and Restated Plan are subject to the discretion of the Administrator. Therefore, it is not possible to determine the benefits that will be received in the future by participants in the Second Amended and Restated Plan.

Existing Plan Benefits

Pursuant to SEC rules, the following table sets forth the number of shares subject to awards granted under the Current Plan from May 19, 2015 (when the Current Plan was initially approved by stockholders) through the date hereof. These share numbers do not take into account the effect of awards that have been cancelled or that have expired unexercised.

Name	Number of Shares Subject to Stock Options (#)	Number of Shares of Restricted Stock (#)	Number of Shares Subject to RSUs (#)	Number of Shares Subject to PSAs (#)(1)
Liam K. Griffin, Chairman, Chief Executive Officer and President	168,845	5,460	371,384	616,197
Kris Sennesael, Senior Vice President and Chief Financial Officer	52,770	–	144,843	146,915
Carlos S. Bori, Senior Vice President, Sales and Marketing	17,521	1,201	112,097	144,208
Robert J. Terry, Senior Vice President, General Counsel and Secretary	14,942	1,000	91,261	117,979
Reza Kasnavi, Senior Vice President, Technology and Manufacturing	12,677	995	106,697	133,070
All current executive officers as a group	266,755	8,656	826,282	1,158,369
All employees (excluding current executive officers) as a group	871,055	127,258	7,379,813	3,215,121

(1) Represents shares (a) actually released under PSAs that have been earned and vested; (b) scheduled to be released under PSAs that have not yet vested but for which the performance condition has been satisfied; and (c) subject to PSAs that have not yet vested and for which the performance condition has not yet been satisfied, assuming the target level of performance.

Equity Compensation Plan Information

As of September 29, 2023, the Company has the following equity compensation plans under which its equity securities were authorized for issuance to its employees and/or directors:

- the 2002 Employee Stock Purchase Plan, as amended

- the Non-Qualified Employee Stock Purchase Plan

- the 2008 Director Long-Term Incentive Plan

- the 2015 Long-Term Incentive Plan

Except for the Non-Qualified Employee Stock Purchase Plan (the "Non-Qualified ESPP"), each of the foregoing equity compensation plans was approved by the Company's stockholders. A description of the material features of the Non-Qualified ESPP is provided below under the heading "*Non-Qualified Employee Stock Purchase Plan*."

The following table presents information about these plans as of September 29, 2023.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (#)(a)	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#)(c)
Equity compensation plans approved by security holders	27,123(1)	71.50	10,296,058(2)
Equity compensation plans not approved by security holders	–	–	173,128(3)
TOTAL	27,123	71.50	**10,469,186**

(1) Excludes 2,167,957 unvested shares under restricted stock and RSU awards and 1,192,371 unvested shares under PSAs, which number assumes achievement of performance goals under outstanding PSAs at target levels.

(2) Includes 857,399 shares available for future issuance under the 2002 Employee Stock Purchase Plan, 8,909,012 shares

available for future issuance under the Current Plan, and 529,647 shares available for future issuance under the 2008 Director Long-Term Incentive Plan. No further grants will be made under the Prior Plan.

(3)   *Represents shares available under the Non-Qualified ESPP.*

Non-Qualified Employee Stock Purchase Plan

The Company maintains the Non-Qualified ESPP to provide employees of the Company and participating subsidiaries with an opportunity to acquire a proprietary interest in the Company through the purchase, by means of payroll deductions, of shares of the Company's common stock at a discount from the market price of the common stock at the time of purchase. The Non-Qualified ESPP is intended for use primarily by employees of the Company located outside the United States. Under the plan, eligible employees may purchase common stock through payroll deductions of up to 10% of compensation. The price per share is the lower of 85% of the market price at the beginning or end of each six-month offering period.

 *THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL 8*

APPROVAL OF AMENDMENT TO THE COMPANY'S 2002 EMPLOYEE STOCK PURCHASE PLAN, AS AMENDED

The Board of Directors believes it is in the best interests of the Company to encourage stock ownership by employees of the Company. The Company's 2002 Employee Stock Purchase Plan, as amended (the "ESPP"), affords employees of the Company the opportunity to purchase shares of the Company's common stock at a discount through regular payroll deductions. The Company believes the ESPP enhances its ability to seek and retain the services of highly skilled persons to serve as employees of the Company, and at the same time, encourages employee stock ownership. Under the ESPP, the Company has currently reserved 9.88 million shares of common stock to provide eligible employees with opportunities to purchase shares. As there would be an insufficient number of shares available for continuing the ESPP through the end of fiscal year 2025, on February 7, 2024, the Board of Directors adopted, upon the recommendation of the Compensation Committee and subject to stockholder approval, an amendment to the ESPP that increases the number of shares of common stock authorized for purchase under the plan from 9.88 million to 11.38 million (the "ESPP Amendment").

We are asking stockholders to approve the ESPP Amendment. Apart from the ESPP Amendment, no other terms or conditions of the ESPP will change. With the approval of the ESPP Amendment by the stockholders, it is the intention of the Company to have the ESPP continue to qualify as an "employee stock purchase plan" under Section 423 of the IRC, which may provide certain tax benefits to employees as described below. As of January 1, 2024, and without giving effect to the ESPP Amendment, there were 706,974 shares available for future purchase under the ESPP.

In addition, if the ESPP Amendment is approved, the Company intends to continue providing non-U.S. employees with the opportunity to purchase shares of the Company's common stock at a discount pursuant to Skyworks' Non-Qualified Employee Stock Purchase Plan ("NQ ESPP") by taking all necessary action to make available an additional 400,000 shares of common stock under the NQ ESPP, which action is not subject to stockholder approval. If the ESPP Amendment is not approved by the stockholders, the Company will not be able to continue to offer employees an opportunity to participate in the ESPP in the future once the shares that remain available for issuance thereunder are exhausted. Further, if the ESPP Amendment is not approved, the Company will not take any action to increase the number of shares available under the NQ ESPP and will discontinue such plan when the remaining shares available under the NQ ESPP have been exhausted.

Vote Required to Approve Proposal 9

The proposal to adopt the ESPP Amendment will be approved by the stockholders if it receives the affirmative vote of a majority of the shares present or represented by proxy at the Annual Meeting and entitled to vote on the proposal. If you sign and return your proxy card or submit your proxy via telephone or the Internet, your shares will be voted (unless you indicate to the contrary) to approve the ESPP Amendment. Specifically marking "ABSTAIN" on your proxy card will have the same impact as a vote that is marked "AGAINST" the proposal.

Description of the ESPP as Proposed to be Amended

Below is a brief summary of the ESPP, as proposed to be amended. The full text of the proposed amendment, together with the ESPP, are attached as *Annexes 2 and 3* to this Proxy Statement, respectively as filed with the SEC on March 28, 2024.

The summary of the ESPP set forth below assumes the approval of the ESPP Amendment and is qualified in its entirety by reference to the ESPP and ESPP Amendment, which are attached *Annexes 2 and 3* to this Proxy Statement. As noted above, other than the change to the ESPP proposed to be made by the ESPP Amendment, no other terms or conditions of the ESPP will change.

Eligibility

All employees of the Company and its participating subsidiaries who are employed by the Company at least ten (10) business days prior to the first day of the applicable offering period are eligible to participate in the ESPP, except for (i) any employee whose customary employment is for less than twenty (20) hours per week or for less than five (5) months in any calendar year and (ii) any employee who owns stock representing five percent (5%) or more of the total combined voting power or value of all classes of the Company's common stock. An employee's rights under the ESPP terminate when he or she ceases to be an employee. As of January 1, 2024, approximately 2,023 persons were eligible to receive awards under the ESPP, which number consists of the approximate total number of the Company's employees in the United States, including six executive officers (who are current employees) of the Company and 2,017 employees (excluding executive officers). The Company's non-employee directors are not eligible to participate in the ESPP.

On March 12, 2024, the last reported sale price of our common stock on the Nasdaq Global Select Market was $109.32.

Participation

The number of shares that participants may purchase under the ESPP is discretionary and the value of the Company's common stock purchased by participants under the ESPP will vary based on the fair market value of the Company's common stock on an offering period's commencement date or termination date. Accordingly, the number of shares that will be purchased by our employees and executive officers in the future are not currently determinable.

Offering Periods

The Compensation Committee of the Board of Directors establishes the offering periods; however, an offering period may not extend for more than twenty-four (24) months. Subject to the foregoing, the offering periods will generally consist of six-month periods commencing on each of August 1 and February 1 and terminating on each of January 31 and July 31, respectively.

Purchase Options

On the commencement date of each offering period, the Company will grant to each participant an option to purchase on the termination date of the offering period at the Option Exercise Price (as defined below), that number of full shares of common stock equal to the amount of each participant's accumulated payroll deductions made during the offering period, up to a maximum of 1,000 shares. This maximum may be increased or decreased as set forth in the ESPP. If the participant's accumulated payroll deductions on the termination date would result in a purchase of more than the maximum allowed under the plan, the excess deductions will be refunded to the participant, without interest.

The Option Exercise Price for each offering period is the lesser of: (i) eighty-five percent (85%) of the fair market value (as defined in the ESPP) of the common stock on the offering commencement date, or (ii) eighty-five percent (85%) of the fair market value of the common stock

on the offering termination date, in either case rounded up to the next whole cent. If the participant's accumulated payroll deductions on the last day of the offering period would otherwise enable the participant to purchase common stock in excess of the limitation prescribed under Section 423(b)(8) of the IRC, the excess will be refunded by the Company, without interest.

Option Exercise

Each participant in the ESPP on the termination date of each offering period will be deemed to have exercised his or her option on such date and to have purchased from the Company such number of full shares of common stock reserved for the ESPP as his or her accumulated payroll deductions on such date will pay for at the Option Exercise Price (so long as such participant remained employed at the termination date), subject to the maximums and limitations set forth in the ESPP.

Stock Subject to the ESPP

After giving effect to the ESPP Amendment, an aggregate of 11,380,000 shares of common stock have been authorized for issuance under the ESPP since its inception. If there are any unexercised options granted under the ESPP that expire or terminate or options that cease to be exercisable, the unpurchased shares subject to such option will again be available under the ESPP. If the number of shares of common stock available for any offering period is insufficient to satisfy the requirements for that offering period, the available shares for that offering period shall be apportioned among participating employees in proportion to their options.

Initial Eligibility and Participation

Except as may otherwise be established by ESPP administrators under generally applicable rules, an eligible employee may enter the ESPP by enrolling and authorizing payroll deductions not later than ten (10) business days before the next commencement date. Unless the participant files a revised authorization, or withdraws from the ESPP, his or her participation under the enrollment on file will continue as long as the ESPP remains in effect.

A participant may withdraw in full from the ESPP prior to the termination date, in which event the Company will refund without interest the entire balance of such participant's deductions not previously used to purchase common stock under the ESPP. Except as may otherwise be established by ESPP administrators under generally applicable rules, withdrawals will be effective only if delivered not later than ten (10) business days before the offering period termination date. Upon termination of the participant's employment because of death, the person(s) entitled to receipt of the common stock and/or cash shall have the right to elect, either (i) to withdraw, without interest, all of the payroll deductions credited to the participant's account under the ESPP, or (ii) to exercise the participant's option for the purchase of shares of common stock on the next offering termination date following the date of the employee's death.

The Company will accumulate and hold for the employee's account the amounts deducted from his or her pay. No interest will be paid thereon.

Deduction Amounts

An employee may authorize payroll deductions from 1% to 15% (in whole number percentages only) of his or her eligible compensation (as defined in the ESPP). An employee may not make any additional payments into such account. Only full shares of common stock may be purchased. Any balance remaining in an employee's account after a purchase will, to the extent not refunded as set forth above, be carried forward to the next offering period. Payroll deductions may not be increased, decreased or suspended by a participant during an offering period.

Termination and Amendment

The ESPP may be terminated at any time by the Board of Directors or, if sooner, when all of the shares of Common Stock reserved for the purposes of the ESPP have been purchased.

The Board of Directors may from time to time adopt amendments to the ESPP. Without approval of the Company's stockholders, no amendment may increase the number of shares issued under the ESPP, except as provided under the ESPP in connection with: (i) increases or decreases by reason of stock split-ups, subdivisions, reclassifications, stock dividends, changes in par value and the like, or (ii) a merger or consolidation of the Company. Further, without approval of the Company's stockholders, no amendment may change the class of employees eligible to receive options under the ESPP, if such action would be treated as the adoption of a new plan for purposes of Section 423(b) of the Code or cause Rule 16b-3 under the Securities Exchange Act of 1934 to become inapplicable to the ESPP.

Sale of Stock Purchased Under the ESPP

An employee may sell stock purchased under the ESPP at any time the employee chooses, subject to compliance with Company trading policies, any applicable federal or state securities laws, and subject to certain restrictions imposed under the ESPP.

Administration and Cost

The Company bears all costs of administering and carrying out the ESPP, and the ESPP may be administered by the Compensation Committee, or such other committee as may be appointed by the Board of Directors of the Company.

The Company will indemnify each member of the Board of Directors and the Compensation Committee to the fullest extent permitted by law with respect to any claim, loss, damage or expense (including counsel fees) arising in connection with their responsibilities under the ESPP.

Application of Funds

The proceeds received by the Company from the sale of common stock pursuant to options granted under the ESPP may be used for any corporate purposes, and the Company is not obligated to segregate participating employees' payroll deductions.

Changes in Common Stock

If the Company should subdivide or reclassify the common stock, or should declare thereon any dividend payable in shares of such common stock, or should take any other action of a similar nature affecting such common stock, then the number and class of shares of common stock which may thereafter be optioned (in the aggregate and to any individual participating employee) shall be adjusted accordingly. In addition, in the event of an increase or decrease in the number of outstanding shares of common stock through stock splits, reclassifications, stock dividends, changes in par value and the like, an appropriate adjustment will be made in the number of shares and Option Exercise Price per share for then outstanding options.

Merger or Consolidation

If the Company should merge into or consolidate with another corporation, the Board of Directors may, at its election, either (i) terminate the ESPP and refund without interest the entire balance of each participant's deductions, or (ii) entitle each participant to receive on the offering termination date upon the exercise of such option for each share of common stock as to which such option shall be exercised the securities or property to which a holder of one share of the common stock was entitled upon and at the time of such merger or consolidation. A sale of all or substantially all of the assets of the Company shall be deemed a merger or consolidation for the foregoing purposes.

Federal Income Tax Consequences

The following summarizes certain United States federal income tax considerations for employees participating in the ESPP and certain tax effects to the Company. This summary, however, does not address every situation that may result in taxation. For example, it does not discuss foreign, state, or local taxes, or any of the tax implications arising from a participant's death. This summary is based on the federal tax laws in effect as of the date of this proxy statement. The ESPP is intended to qualify as an "employee stock purchase plan"

as defined in Section 423 of the IRC. This summary assumes that the ESPP complies with Section 423 of the IRC. Changes to these laws could alter the tax consequences described below. This summary is not intended as a substitute for careful tax planning, and each employee is urged to consult with and rely on his or her own advisors with respect to the possible tax consequences (federal, state, local and foreign) of exercising his or her rights under the ESPP.

The amounts deducted from an employee's pay under the ESPP will be included in the employee's compensation subject to United States federal income tax, and the Company will withhold taxes on these amounts. Generally, the employee will not recognize any additional income at the time options are granted pursuant to the ESPP or at the time the employee purchases shares under the ESPP.

If the employee disposes of shares purchased pursuant to the ESPP within two years after the first business day of the offering period in which the employee acquired such shares or within one year after the termination date of the offering period in which the employee acquired the shares, the employee will recognize ordinary compensation income (i.e., not capital gain income) at the time of such disposition in an amount equal to the excess, of the fair market value of the shares on the day the shares were purchased over the amount the employee paid for the shares. In addition, the employee generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the shares and the employee's tax basis in the shares (generally, the fair market value of the shares on the day of purchase). Capital gain or loss recognized on a disposition of shares will be long-term capital gain or loss if the employee's holding period for the shares exceeds one year. The holding period for determining whether the gain or loss realized is short or long term will not begin until the employee has purchased shares under the ESPP.

If the employee disposes of shares purchased pursuant to the ESPP more than two years after the

first business day of the offering period in which the employee acquired the shares and more than one year after the termination date of the offering period in which the employee acquired the shares, the employee will recognize ordinary compensation income at the time of such disposition in an amount equal to the lesser of:

- the excess, if any, of the fair market value of the shares at the time of disposition over the amount the employee paid for the shares; or
- 15% of the fair market value of the shares measured as of the first business day of the offering period in which the shares were purchased.

In addition, the employee generally will recognize long-term capital gain or loss in an amount equal to the difference between the amount realized upon the sale of shares and the employee's tax basis in the shares.

If the employee disposes of shares purchased pursuant to the ESPP within two years after the first business day of the offering period in which such shares were purchased or within one year after the termination date of the offering period in which such shares were purchased, the Company generally will be entitled to a deduction for United States federal income tax purposes in an amount equal to the ordinary compensation income recognized by the employee as a result of such disposition. If the employee disposes of shares purchased pursuant to the ESPP more than two years after the first business day of the offering period in which the employee acquired the shares and more than one year after the termination date of the offering period in which the employee acquired the shares, the Company will not be entitled to any deduction for United States federal income tax purposes with respect to the options or the shares issued upon their exercise. Any deduction by the Company is subject to the limitations of Section 162(m) of the IRC.

Plan Benefits

New Plan Benefits

Because benefits under the ESPP will depend on employees' elections to participate and the fair market value of the Company's common stock at various future dates, it is not possible to determine the benefits that will be received by executive officers and other employees if the ESPP is approved by the stockholders. Non-employee directors are not eligible to participate in the ESPP.

Existing Plan Benefits

Only employees of the Company and its participating subsidiaries are eligible to participate in the ESPP. Pursuant to SEC rules, the following table sets forth the number of shares subject to stock options granted under the ESPP from September 25, 2002 (when the ESPP was first adopted by the Board of Directors) through the date hereof.

Name	Number of Shares Subject to Stock Options (#)
Liam K. Griffin, Chairman, Chief Executive Officer and President	13,038
Kris Sennesael, Senior Vice President and Chief Financial Officer	1,829
Carlos S. Bori, Senior Vice President, Sales and Marketing	3,903
Robert J. Terry, Senior Vice President, General Counsel and Secretary	20,719
Reza Kasnavi, Senior Vice President, Technology and Manufacturing	6,475
All current executive officers as a group	45,964
All employees (excluding current executive officers) as a group	9,127,062



THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THIS PROPOSAL 9

STOCKHOLDER PROPOSAL REGARDING NAMED EXECUTIVE OFFICER TERMINATION PAYMENTS

In accordance with SEC rules, we have set forth below a stockholder proposal from Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278. Mr. Chevedden has notified us that he is the beneficial owner of 50 shares of the Company's common stock and that he intends to present the following proposal at the Annual Meeting. The stockholder proposal will be voted upon at the Annual Meeting if properly presented. The Company assumes no responsibility for the content or accuracy of the text of the stockholder's resolution or the statement and graphic the stockholder furnished to us in support thereof, which appear below exactly as submitted. The stockholder proposal includes some assertions the Company believes are incorrect.

Proposal 10 – Shareholder Opportunity to Vote on Excessive Golden Parachutes



Shareholders request that the Board adopt a policy to seek shareholder approval of senior managers' new or renewed pay package that provides for golden parachute payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus. This proposal only applies to Named Executive Officers.

Golden parachute payments include cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred compensation earned and vested prior to termination.

"Estimated total value" includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval at an annual meeting after material terms are agreed upon.

This proposal is relevant even if there are current golden parachute limits. A limit on golden parachutes is like a speed limit. A speed limit by itself does not guarantee that the speed limit will never be exceeded. Like this proposal the rules associated with a speed limit provide consequences if the limit is exceeded. With this proposal the consequences are a non-binding shareholder vote is required for unreasonably high golden parachutes.

This proposal places no limit on long-term equity pay or any other type pay. This proposal thus has no impact on the ability to attract executive talent or discourage the use of long-term equity pay because it places no limit on golden parachutes. It simply requires that extra large golden parachutes be subject to a non-binding shareholder vote at a shareholder meeting already scheduled for other matters.

This proposal is relevant because the annual say on executive pay vote does not have a separate section for approving or rejecting golden parachutes.

This proposal is an additional step in improving Skyworks Solutions corporate governance which is ranked a dismal 9 — with 10 being worst.

Skyworks Solutions shareholders took a 2023 step toward improving corporate governance in giving 4-to-l support to the 2023 shareholder proposal calling for a simple majority voting standard — as opposed to 80% voting standards — absurd when less than 80% of SWKS shares typically vote.

Please vote yes:

Shareholder Opportunity to Vote on Excessive Golden Parachutes – Proposal 10

Statement of Opposition by the Board of Directors

The Board recommends a vote AGAINST the proposal for the following reasons:

The Board and Compensation Committee have carefully reviewed and considered the stockholder proposal and have concluded that the Company's current agreements with named executive officers already place reasonable limits on payments in the event of a change in control or termination of employment. Moreover, the Company has adopted a policy providing for stockholder ratification of new agreements or arrangements providing for cash severance benefits payable to named executive officers that exceed 2.99 times the sum of the named executive officer's base salary and target bonus (as each such term is defined in the policy). For these and the other reasons discussed below, the proposal is neither necessary nor in the best interests of the Company's stockholders.

The Company's existing change in control / severance agreements with its named executive officers contain reasonable and appropriate limits consistent with market practice, and the Company has adopted a policy regarding stockholder ratification of new agreements or arrangements providing for certain cash severance payments.

The existing change in control / severance agreements with our named executive officers are designed to provide those executives with reasonable compensation if their employment is terminated for qualifying reasons. These agreements already limit cash severance payments in the event of a qualifying termination in connection with a change in control to an amount equal to 2.5 times the sum of his base salary plus CIC Bonus Amount (as defined above) in the case of our Chief Executive Officer and 1.5 times the sum of the executive's base salary plus CIC Bonus Amount (as defined above) in the case of our other named executive officers.

In addition, our current agreements limit cash severance payments in connection with certain qualifying terminations other than in connection with a change in control to an amount equal to 2.0 times his base salary plus Bonus Amount (as defined above) in the case of our Chief Executive Officer and 12 months base salary plus any short-term cash incentive award then due in the case of our other named executive officers. Please refer to the above "*Potential Payments Upon Termination or Change in Control*" for additional information.

Further, we have adopted a cash severance policy providing that the Company will not enter into any new employment, severance or separation agreement with our named executive officers, or establish any new severance plan or policy covering any named executive officer, in each case that provides for cash severance benefits exceeding 2.99 times the sum of the named executive officer's base salary and target bonus, without seeking stockholder ratification of such agreement, plan or policy.

Because our existing change in control / severance agreements with our named executive officers already appropriately limit cash severance, and our cash severance policy provides for a shareholder ratification vote for new agreements that would exceed the above-referenced 2.99 threshold, the proposal is unnecessary.

Our stockholders have an opportunity to express their approval of our compensation program, which includes termination arrangements, annually.

We already give our stockholders the opportunity to voice their opinions on executive compensation through our annual "say-on-pay" vote. That annual advisory vote relates to matters disclosed pursuant to the compensation disclosure rules of the SEC, which include disclosures regarding termination arrangements and potential related payments. In addition, in the event of a merger, acquisition or other similar event, stockholders would have an opportunity to express their views on any compensation to our named executive

officers in connection with the transaction. An additional stockholder vote on these payments is therefore unnecessary.

By introducing additional requirements on the Compensation Committee's ability to formulate appropriate compensation arrangements for key executives, particularly with regard to the use of long-term equity, the proposal could impair the Company's ability to attract and retain executive talent, placing us at a competitive disadvantage.

We believe our Board and our Compensation Committee – comprised entirely of independent directors and advised by an independent compensation consultant – are in the best position to design and implement executive compensation packages that align the interests of our named executive officers with those of our stockholders. The proposal would unduly burden our Compensation Committee's ability to implement executive compensation packages that are appropriately balanced with current market practices and the financial, operational, and other business goals of the Company.

In particular, given the proposal includes the value of outstanding equity awards that accelerate upon a termination, we believe it could have an adverse impact on our ability to recruit and retain executive talent, as it would put us at a

competitive disadvantage against other companies who do not face similar requirements. For example, a potential key hire may decide to accept another position rather than being subject to the uncertainty of having his or her potential change in control / severance arrangements submitted for stockholder approval (even where such vote is advisory only). Additionally, if implemented, the proposal could significantly affect our ability to retain key employees, including our named executive officers, during a potential change-in-control transaction as the stockholder approval requirement could cause delays and uncertainty regarding payments under previously granted equity awards.

Given the Company's cash severance policy requiring stockholder ratification of any new severance agreement, plan or policy covering a named executive officer for cash severance benefits exceeding 2.99 times the sum of such named executive officer's base salary and target bonus; the Company's current agreements with executive officers already placing reasonable limits on payments in the event of a change in control or termination of employment; and the need for a compensation program that attracts and retains talent, the Board considers the proponent's proposal not to be in the best interests of the Company's stockholders.



THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THIS STOCKHOLDER PROPOSAL 10

SKYWORKS®

STOCKHOLDER PROPOSAL REGARDING ADOPTION OF GREENHOUSE GAS EMISSIONS REDUCTION TARGETS

In accordance with SEC rules, we have set forth below a stockholder proposal from Green Century Funds, 114 State Street, Boston, MA 02109. Representatives from Green Century Funds have notified us that the entity is the beneficial owner of at least $25,000 worth of shares of the Company's common stock and that they intend to present the following proposal at the Annual Meeting. The stockholder proposal will be voted upon at the Annual Meeting if properly presented. The Company assumes no responsibility for the content or accuracy of the text of the stockholder's resolution or the statement, which appears below exactly as submitted.

Ambitious Emissions Reduction Targets

Whereas: Climate change is creating systemic risks to the economy, and immediate, sharp emissions reductions are required.[1] Publicly-traded corporations both contribute emissions that augment climate change and are subject to multiple risks created by climate change. Lack of comprehensive efforts to curtail emissions threatens investor value, particularly for diversified holders, for whom climate change poses an undiversifiable and unhedgeable risk.[2]

More than 6,500 companies, representing a broad range of industries, have set or committed to set science-based greenhouse gas reduction targets, covering their Scopes 1 – 3 emissions and aligned with a 1.5 degrees Celsius scenario, with the Science Based Targets initiative (SBTi). SBTi provides third-party validation of corporate targets.

By contrast, Skyworks doesn't track or disclose its value chain (Scope 3) emissions and hasn't set comparable targets nor sought third party validation of existing targets. The Company's current target is a 30% reduction of emissions by 2030. However, its target is limited to operational (Scope 1 and 2) emissions and is not aligned with a 1.5 degrees Celsius scenario.[3]

Meanwhile, peers, Analog Devices, NXP Semiconductors, Qualcomm, and Murata Manufacturing, have set or committed to set near-term science-based 1.5 degrees Celsius-aligned targets with SBTi, inclusive of full value chain emissions. Moreover, Analog devices committed to set and Qualcomm has set 1.5 degrees Celsius-aligned net-zero by 2050 and 2040 targets, respectively.

Skyworks' largest customer, Apple, launched an initiative in 2020 to decarbonize supply chain emissions associated with Apple product manufacturing and announced in September 2023 that 300 manufacturers had committed to sourcing 100% clean energy for producing Apple products by 2030.[4]

Electricity consumption represents the majority of Skyworks' operational emissions, and its new commitment to Apple's Supplier Clean Energy Program, could accelerate renewable energy adoption while the Company works to expand renewable energy access for its factories in Mexico, Japan, and Singapore.

By adopting ambitious targets and enhancing value chain disclosures, Skyworks could better align with investor expectations, further prepare

---

(1)   https://report.ipcc.ch/ar6wg3/pdf/IPCC_AR6_WGIII_FinalDraft_FullReport.pdf

(2)   https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf. Pg4.

(3)   https://www.skyworksinc.com/-/media/SkyWorks/Documents/Brochures/SustainabilityReport2022.pdf. Pg27.

(4)   https://www.apple.com/newsroom/2023/09/apple-advances-supplier-clean-energy-commitments/

the Company to succeed in a low-carbon economy, and enhance its reputation.

Resolved: Shareholders request that Skyworks adopt independently verified short-, medium- and long-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050 in line with the Paris Agreement's goal of limiting global temperature rise to 1.5 degrees Celsius.

Taking into consideration approaches used by advisory groups like SBTi;

- Developing a transition plan that shows how the Company plans to meet its goals, taking into consideration criteria used by advisory groups such as the Task Force for Climate Related Financial Disclosures
- Consideration of supporting targets for renewable energy, supply chain management, reduction of fluorinated gases, and other measures deemed appropriate by management.

Statement of Opposition by the Board of Directors

The Board has carefully reviewed and considered the stockholder's proposal and has concluded that it is unnecessary and not in the best interests of the Company's stockholders. The Board recommends a vote AGAINST the proposal.

Skyworks takes the issue of environmental sustainability seriously and is proud of the progress that it has made on its sustainable business practices, including with respect to greenhouse gas emissions disclosure and reduction.

Skyworks is already focused on and committed to greenhouse gas emissions management and reduction, which the Company has demonstrated through setting and continuing to set thoughtful and meaningful targets and transparently communicating about its greenhouse gas emissions management efforts, targets, and continued progress.

We have disclosed our Scope 1 and Scope 2 CO_2e emissions annually since our 2019 Sustainability Report. In 2021, we publicly communicated our long-term target of reducing absolute Scope 1 and Scope 2 carbon dioxide equivalent (CO_2e) emissions from our major manufacturing locations by 30% by 2030 (from a baseline year of 2018). Skyworks plans to achieve this Scope 1 and Scope 2 CO_2e emissions reduction target by sourcing renewable energy.

Further, as highlighted in our 2022 Sustainability Report, we have progressed our initiatives in this area by having our Scope 1 and Scope 2 CO_2e emissions data verified by Cameron-Cole, an independent environmental services firm.

Overall, our dedicated efforts and conscientious approach are having an impact. In 2023, we were able to achieve year-over-year reductions of total gross CO_2e emissions from Scope 1 and Scope 2 of 22% and 23%, respectively. In addition, we are proud that our largest customer has publicly named us as a committed partner under its Supplier Clean Energy Program.

While Skyworks is exploring the steps to identify and determine our Scope 3 CO_2e emissions, the Board believes the actions requested by this proposal are premature and not the best use of Company resources.

The processes and methodologies for calculating Scope 3 CO_2e emissions (and validating targets in respect thereof) are varied and continue to evolve.

Like many of our peers, we await the finalization and effectiveness of the SEC's new climate-related disclosure requirements and intend to comply with applicable disclosure requirements under California's Climate Corporate Data Accountability Act and Climate Related Financial Risk Act. To avoid confusion due to varying methodologies, assumptions, and estimates for calculating and disclosing Scope 3 emissions, and to utilize our resources most efficiently, we believe that it would be prudent to see if and how the SEC will mandate disclosure of Scope 3 emissions and what regulations the California Air Resources Board issues regarding the reporting of Scope 3 emissions.

Implementing the reporting requested by the proposal would divert time, effort and resources from our current and planned initiatives and possibly deviate from the final regulatory reporting requirements, thereby limiting our ability to target our efforts on areas that will provide the most meaningful impact in mitigating climate change and the most value to our stockholders. Thus, the Board believes that focusing on the SEC's and California's ultimate disclosure requirements would be more beneficial to our stockholders.

Skyworks maintains strong sustainability oversight and has received positive stockholder feedback on sustainability-related matters.

Beyond greenhouse gas emissions reduction, we are committed to sustainable business practices more broadly. We have established a Sustainability Council, consisting of a cross-functional team of

employees from throughout the Skyworks organization, who are responsible for our day-to-day sustainability initiatives.

With regard to climate change, our Sustainability Council leverages expertise from professionals across our operations, environment, health and safety, legal, human resources, sourcing and supply chain organizations to identify risks, establish improvement initiatives for CO_2e emissions, water recycling and other sustainability measures, coordinate renewable energy sourcing efforts, track our progress, and drive improvements. Progress toward various sustainability-related business objectives is monitored monthly at the business level using detailed performance scorecards, is reviewed quarterly with the senior vice president of technology and manufacturing and other senior executives, and is reported to the Nominating and Corporate Governance Committee or full Board of Directors on a periodic basis.

As part of our stockholder outreach efforts, we have discussed our sustainability program with many of our largest stockholders, including the steps we are taking to reduce our greenhouse gas emissions and to position us to set meaningful greenhouse gas emissions targets. These engagement efforts have allowed us to better understand our stockholders' priorities and perspectives with respect to these initiatives. Based on these engagement efforts, we believe that our stockholders recognize our progress and generally support our deliberate and thoughtful approach to these matters. We also have met with the proponent to hear its perspective and share our progress in these areas.

Given Skyworks' existing goals, initiatives and disclosures, as well as the evolving Scope 3 CO_2e emissions landscape, the Board believes the proposal is not in the best interests of the Company's stockholders.



THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THIS STOCKHOLDER PROPOSAL 11

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To the Company's knowledge, the following table sets forth the beneficial ownership of the Company's common stock as of March 1, 2024, by the following individuals or entities: (i) each person or entity who beneficially owns five percent (5%) or more of the outstanding shares of the Company's common stock as of March 1, 2024; (ii) the Named Executive Officers (as defined above under "*Information About Executive and Director Compensation*"); (iii) each director and nominee for director; and (iv) all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, is not necessarily indicative of beneficial ownership for any other purpose, and does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. As of March 1, 2024, there were 160,444,374 shares of the Company's common stock outstanding.

In computing the number of shares of Company common stock beneficially owned by a person and the percentage ownership of that person, shares of Company common stock that are subject to stock options or other rights held by that person that are currently exercisable or that will become exercisable within sixty (60) days of March 1, 2024, are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

Names and Addresses of Beneficial Owners(1)	Number of Shares Beneficially Owned(2)	Percent of Class
The Vanguard Group, Inc.	18,656,173(3)	11.63%
BlackRock, Inc.	14,750,420(4)	9.19%
Alan S. Batey	7,645	(*)
Kevin L. Beebe	51,855	(*)
Carlos S. Bori	48,185(5)	(*)
Liam K. Griffin	142,294(5)	(*)
Eric J. Guerin	2,794	(*)
Reza Kasnavi	20,330(5)	(*)
Christine King	20,979	(*)
Suzanne E. McBride	2,799	(*)
David P. McGlade	42,916	(*)
Robert A. Schriesheim	84,236	(*)
Kris Sennesael	100,584	(*)
Robert J. Terry	17,134(5)	(*)
Maryann Turcke	693	(*)
All current directors and executive officers as a group (14 persons)	559,971(5)	(*)

*   Less than 1%

(1) Unless otherwise set forth in the following notes, each person's address is the address of the Company's principal executive offices at Skyworks Solutions, Inc., 5260 California Avenue, Irvine, CA 92617, and stockholders have sole voting and sole investment power with respect to the shares, except to the extent such power may be shared by a spouse or otherwise subject to applicable community property laws.

(2) The table does not reflect the number of shares of Company common stock to be issued pursuant to unvested restricted stock units (the "Unvested RSUs") and earned, but unissued, performance share awards subject to time-based vesting only (the "Unvested PSAs") that are not scheduled to vest within sixty (60) days of March 1, 2024, as follows: Mr. Batey — 2,078 shares under Unvested RSUs; Mr. Beebe — 2,078 shares under Unvested RSUs; Mr. Bori — 38,028 shares under Unvested RSUs and 13,230 shares under Unvested PSAs; Mr. Griffin — 130,206 shares under Unvested RSUs and 43,988 shares under Unvested

PSAs; Mr. Guerin — 2,524 shares under Unvested RSUs; Mr. Kasnavi — 38,306 shares under Unvested RSUs and 13,230 shares under Unvested PSAs; Ms. King — 2,078 shares under Unvested RSUs; Ms. McBride — 2,527 shares under Unvested RSUs; Mr. McGlade — 2,078 shares under Unvested RSUs; Mr. Schriesheim — 2,078 shares under Unvested RSUs; Mr. Sennesael — 36,912 shares under Unvested RSUs and 12,520 shares under Unvested PSAs; Mr. Terry — 31,558 shares under Unvested RSUs and 10,896 shares under Unvested PSAs; Ms. Turcke — 3,462 shares under Unvested RSUs; current directors and executive officers as a group (14 persons) — 313,901 shares under Unvested RSUs and 100,632 shares under Unvested PSAs.

(3) Consists of shares beneficially owned by The Vanguard Group, Inc. ("Vanguard"), which has sole voting power with respect to zero shares, shared voting power with respect to 203,684 shares, sole dispositive power with respect to 17,980,820 shares and shared dispositive power with respect to 675,353 shares. With respect to the information relating to Vanguard, the Company has relied on information disclosed by Vanguard on a Schedule 13G/A filed with the SEC on February 13, 2024. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(4) Consists of shares beneficially owned by BlackRock, Inc. ("BlackRock"), in its capacity as a parent holding company of various subsidiaries under Rule 13d-1(b)(1)(ii)(G). In its capacity as a parent holding company or control person, BlackRock has sole voting power with respect to 13,506,111 shares and sole dispositive power with respect to 14,750,420 shares which are held by the following of its subsidiaries: BlackRock Life Limited, BlackRock International Limited, BlackRock Advisors, LLC, Aperio Group, LLC, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors, BlackRock Asset Management North Asia Limited, BlackRock (Singapore) Limited, and BlackRock Fund Managers Ltd. With respect to the information relating to BlackRock and its affiliated entities, we have relied on information disclosed by BlackRock on a Schedule 13G filed with the SEC on January 24, 2024. The address of BlackRock is 50 Hudson Yards, New York, NY 10001.

(5) Includes shares held in the Company's 401(k) Savings and Retirement Plan as of February 29, 2024.

GENERAL INFORMATION

Q. How do we refer to Skyworks in this Proxy Statement?

The terms "Skyworks," "the Company," "we," "us," and "our" refer to Skyworks Solutions, Inc., a Delaware corporation, and its consolidated subsidiaries.

Q. When and where is our Annual Meeting?

The Annual Meeting will be held on Tuesday, May 14, 2024, at 11:00 a.m. Pacific Daylight Time. The Annual Meeting will be held in a virtual format. You will be able to attend and participate in the Annual Meeting online by visiting www.virtualshareholdermeeting.com/SWKS2024. We believe that hosting a virtual meeting will facilitate stockholder attendance and participation at our Annual Meeting by enabling stockholders to participate remotely from any location around the world. We have designed the virtual Annual Meeting to provide the same rights and opportunities to participate as stockholders would have at an in-person meeting, including the right to vote and ask questions through the virtual meeting platform.

Q. What is the purpose of the Annual Meeting?

At the Annual Meeting, stockholders will consider and vote on the following matters:

- Proposal 1: The election of the nine nominees named in this Proxy Statement to our Board of Directors to serve until the 2025 Annual Meeting of Stockholders.
- Proposal 2: The ratification of the selection of KPMG LLP as our independent registered public accounting firm for fiscal year 2024.
- Proposal 3: The approval, on a non-binding basis, of the compensation of our Named Executive Officers, as described above under "*Compensation Discussion and Analysis*," and in the executive compensation

tables and accompanying narrative disclosures in this Proxy Statement.
- Proposals 4, 5, 6 and 7: The approval of various amendments to the Company's Restated Certificate of Incorporation regarding elimination of supermajority vote provisions.
- Proposal 8: The approval of the Company's Second Amended and Restated 2015 Long-Term Incentive Plan.
- Proposal 9: The approval of an amendment to the Company's 2002 Employee Stock Purchase Plan, as amended.
- Proposal 10: A non-binding stockholder proposal regarding Named Executive Officer Termination Payments, if properly presented at the Annual Meeting.
- Proposal 11: A non-binding stockholder proposal regarding adoption of greenhouse gas emissions reductions targets, if properly presented at the Annual Meeting.

The stockholders will also act on any other business that may properly come before the meeting.

Q. What is included in our proxy materials?

The Company's Annual Report, which includes financial statements and "*Management's Discussion and Analysis of Financial Condition and Results of Operation*" for fiscal year 2023, accompanies this Proxy Statement. This Proxy Statement and form of proxy, and/or notice of access thereto, are being first mailed to stockholders on or about March 28, 2024. The Proxy Statement and the Company's Annual Report are available at www.skyworksinc.com/annualreport.

Q. Who can vote at our Annual Meeting?

Only stockholders of record at the close of business on March 20, 2024 (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. As of the Record Date, there were 160,445,374 shares of Skyworks' common stock issued and outstanding.

Pursuant to Skyworks' Restated Certificate of Incorporation and By-laws, and applicable Delaware law, each share of common stock entitles the holder of record at the close of business on the Record Date to one vote on each matter considered at the Annual Meeting.

Q. Is my vote important?

Yes. Your vote is important no matter how many shares you own. Please take the time to vote in the way that is easiest and most convenient for you, and cast your vote as soon as possible.

Q. How do I vote if I am a stockholder of record?

As a stockholder of record, you may vote in one of the following three ways whether or not you plan to attend the Annual Meeting online: (a) by completing and submitting your proxy via the Internet at the website address listed on the proxy card, (b) by completing and submitting your proxy using the toll-free telephone number listed on the proxy card, or (c) by completing, signing, and dating the proxy card and returning it in the postage-prepaid envelope provided for that purpose. If you attend the Annual Meeting online, you may vote online at the Annual Meeting even if you have previously submitted your proxy by mail or telephone, or via the Internet (and your vote at the Annual Meeting will automatically revoke your previously submitted proxy, although mere virtual attendance at the meeting without voting will not have that result).

Q. How do I vote if I am a beneficial owner of shares held in "street name"?

If your shares are held on your behalf by a third party such as your broker or another person or entity who holds shares of the Company on your behalf and for your benefit, which person or entity we refer to as a "nominee," and your broker (or other nominee) is the stockholder of record of such shares, then you are the beneficial owner of such shares and we refer to those shares as being held in "street name." As the beneficial owner of your "street name" shares, you are entitled to instruct your broker (or other nominee) as to how to vote your shares. Your broker (or other nominee) will provide you with information regarding how to instruct your broker (or other nominee) as to the voting of your "street name" shares.

Q. How do I vote if I am a participant in the Skyworks 401(k) Savings and Retirement Plan?

If you are a participant in the Skyworks 401(k) Savings and Retirement Plan (the "401(k) Plan"), you will receive an instruction card for the Skyworks shares you own through the 401(k) Plan. That instruction card will serve as a voting instruction card for the trustee of the 401(k) Plan, and your 401(k) Plan shares will be voted as you instruct.

Q. Can I change my vote after I have voted?

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted at the Annual Meeting. Proxies may be revoked by (a) delivering to the Secretary of the Company, before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy, (b) duly completing a later-dated proxy relating to the same shares and delivering it to the Secretary of the Company before the taking of the vote at the Annual Meeting, or (c) attending the Annual Meeting online and voting (although virtual attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be delivered to the Company's executive offices at Skyworks Solutions, Inc., 5260 California Avenue, Irvine, CA 92617, Attention: Secretary, before the taking of the vote at the Annual Meeting. If you vote your shares over the Internet prior to the Annual Meeting, only your latest Internet vote submitted prior to the Annual Meeting will be counted at the Annual Meeting.

Q. How do I virtually attend the Annual Meeting?

You are invited to attend the Annual Meeting online by visiting www.virtualshareholdermeeting.com/SWKS2024, where you will be able to listen to the meeting live, submit questions, and vote. The meeting will begin at 11:00 a.m. Pacific Daylight Time. In order to participate in the meeting, you will need the multi-digit number included in your proxy card, voter instruction form, or notice. Instructions on how to attend and participate online, including how to demonstrate proof of stock ownership, will be posted at www.virtualshareholdermeeting.com/SWKS2024.

Online check-in will begin at 10:50 a.m. Pacific Daylight Time on May 14, 2024, and you should allow ample time for the online check-in proceedings. We will have technicians standing by and ready to assist you with any technical difficulties you may have accessing the virtual meeting starting at 10:50 a.m. Pacific Daylight Time on May 14, 2024. If you encounter any difficulties accessing the virtual meeting during the check-in time or meeting time, please call the phone number that will be listed at that time at www.virtualshareholdermeeting.com/SWKS2024.

Q. If I vote by proxy, how will my vote be cast?

The persons named as attorneys-in-fact in this Proxy Statement, Liam K. Griffin and Robert J. Terry, were selected by the Board and are officers of the Company. As attorneys-in-fact, Messrs. Griffin and Terry will vote any shares represented at the meeting by proxy. Each executed proxy card returned by a stockholder of record or proxy vote recorded via telephone or the Internet by a stockholder of record in the manner provided on the proxy card prior to the taking of the vote at the Annual Meeting will be voted. Where a choice has been specified in an executed proxy with respect to the matters to be acted upon at the Annual Meeting, the shares

represented by the proxy will be voted in accordance with the choices specified.

Q. How will my shares be voted if I do not give specific voting instructions when I deliver my proxy?

If you are a stockholder of record and deliver a proxy but do not give specific voting instructions, then the proxy holders will vote your shares as recommended by the Board or, if no recommendation is given, in their own discretion.

If your shares are held in "street name," your broker (or other nominee) is required to vote those shares in accordance with your instructions. If you do not give instructions to your broker (or other nominee), your broker (or other nominee) will only be entitled to vote your shares with respect to "discretionary" matters, as described below, but will not be permitted to vote the shares with respect to "non-discretionary" matters. **If you beneficially own shares that are held in "street name" by your broker (or other nominee), we strongly encourage you to provide instructions to your broker (or other nominee) as to how to vote on the election of directors and all of the Proposals by signing, dating, and returning to your broker (or other nominee) the instruction card provided by your broker (or other nominee)**.

If you are a participant in the 401(k) Plan, the trustee of the 401(k) Plan may not vote your 401(k) Plan shares if the trustee does not receive voting instructions from you by 11:59 p.m. Eastern Daylight Time on May 9, 2024, unless otherwise required by law.

Q. What is a "broker non-vote"?

A "broker non-vote" occurs when your broker (or other nominee) submits a proxy for your shares (because the broker (or other nominee) has either received instructions from you on one or more proposals, but not all, or has not received instructions from you but is entitled to vote on a particular "discretionary" matter)

SKYWORKS®

but does not indicate a vote on a particular proposal because the broker (or other nominee) does not have authority to vote on that proposal and has not received voting instructions from you. "Broker non-votes" are not counted to determine the number of votes present for the particular proposal, nor are they counted as votes "**FOR**" or "**AGAINST**" the proposal in question or as abstentions. We count "broker non-votes" for the purpose of determining a quorum for the Annual Meeting. If your shares are held in "street name" by your broker (or other nominee), please check the instruction card provided by your broker (or other nominee) or contact your broker (or other nominee) to determine whether you will be able to vote by telephone or via the Internet.

Q. What vote is required for each matter?

Election of Directors. Pursuant to the Company's By-laws, a nominee will be elected to the Board if the votes cast "**FOR**" the nominee's election at the Annual Meeting exceed the votes cast "**AGAINST**" the nominee's election (as long as the only director nominees are those individuals set forth in this Proxy Statement). Abstentions and "broker non-votes" will not count as votes "**FOR**" or "**AGAINST**." If the shares you own are held in "street name," your broker (or other nominee), as the record holder of your shares, is required to vote your shares according to your instructions. Proposal 1 is *not* considered to be a "discretionary" matter for certain brokers. **If you do not instruct your broker how to vote with respect to this item, your broker may not vote your shares with respect to the election of directors.** In such case, a "broker non-vote" may occur, which will have no effect on the outcome of Proposal 1.

Ratification of Independent Registered Public Accounting Firm. The affirmative vote of a majority of the shares present, or represented by proxy, at the Annual Meeting, and entitled to vote on such matter at the Annual Meeting, is required to approve Proposal 2. Proposal

2 involves a matter on which a broker (or other nominee) *does* have "discretionary" authority to vote. **If you do not instruct your broker how to vote with respect to this item, your broker may still vote** your shares with respect to this proposal in its discretion. With respect to Proposal 2, a vote of "**ABSTAIN**" will have the same effect as a vote of "**AGAINST**."

Say-on-Pay Vote; Approval of Second Amended and Restated 2015 Long-Term Incentive Plan; Approval of Amendment to 2002 Employee Stock Purchase Plan, as Amended; and Stockholder Proposals. The affirmative vote of a majority of the shares present, or represented by proxy at the Annual Meeting, and entitled to vote on such matter at the Annual Meeting, is required to approve Proposals 3 and 8 – 11. Proposals 3 and 8 – 11 are *not* considered to be "discretionary" matters for certain brokers. **If you do not instruct your broker how to vote with respect to these items, your broker may not vote your shares with respect to these proposals.** In such case, a "broker non-vote" may occur, which will have no effect on the outcome of Proposals 3 and 8 – 11. Votes that are marked "**ABSTAIN**" are counted as present and entitled to vote with respect to Proposals 3 and 8 – 11 and will have the same impact as a vote that is marked "**AGAINST**" for purposes of Proposals 3 and 8 – 11.

Approval of Amendments to the Company's Restated Certificate of Incorporation. Approval of Proposals 4, 5, 6, and 7 requires the affirmative vote of the holders of at least the following percentages of the shares of our outstanding common stock, respectively: 80%, 90%, 80%, and 80%. Proposals 4 – 7 are not considered to be "discretionary" matters for certain brokers. **If you do not instruct your broker how to vote with respect to one or more of these items, your broker may not vote your shares with respect to such proposals.** In such case, a "broker non-vote" may occur, which will have the same effect as a vote that is marked "**AGAINST**" for purposes of such proposal.

Votes that are marked "**ABSTAIN**" as to any of Proposals 4 – 7 are counted as present and entitled to vote with respect to such proposal and will have the same impact as a vote that is marked "**AGAINST**" for purposes of such proposal.

Q. How does the Board recommend that I vote?

The Board recommends that you vote:

FOR the election of each of the nine director nominees (Proposal 1).

FOR the ratification of the selection of KPMG LLP as our independent registered public accounting firm for fiscal year 2024 (Proposal 2).

FOR the approval, on a non-binding basis, of the compensation of our Named Executive Officers, as described above under "*Compensation Discussion and Analysis*," and in the executive compensation tables and accompanying narrative disclosures (Proposal 3).

FOR the approval of amendments to the Company's Restated Certificate of Incorporation (Proposals 4-7).

FOR the approval of the Company's Second Amended and Restated 2015 Long-Term Incentive Plan (Proposal 8).

FOR the approval of the amendment to the 2002 Employee Stock Purchase Plan, as amended (Proposal 9).

AGAINST the approval, on a non-binding basis, of a stockholder proposal regarding named executive officer termination payments (Proposal 10).

AGAINST the approval, on a non-binding basis, of a stockholder proposal regarding adoption of greenhouse gas emissions reductions targets (Proposal 11).

Q. How will the votes cast at our Annual Meeting be counted?

Broadridge Financial Solutions, Inc. and our independent inspector of elections will tabulate the votes at the Annual Meeting. The vote on each matter submitted to stockholders will be tabulated separately.

Q. Where can I find the voting results of our Annual Meeting?

We expect to announce the preliminary voting results at our Annual Meeting. The final voting results will be reported in a Current Report on Form 8-K that will be filed with the SEC within four business days after the end of our Annual Meeting and will be posted on our website.

Q. Will my vote be kept confidential?

Yes. We will keep your vote confidential unless (1) we are required by law to disclose your vote (including in connection with the pursuit or defense of a legal or administrative action or proceeding), or (2) there is a contested election for the Board. The inspector of elections will forward any written comments that you make on the proxy card to management without providing your name, unless you expressly request on your proxy card that your name be disclosed.

Q. What is the quorum requirement for our Annual Meeting?

The holders of a majority of the issued and outstanding stock of the Company entitled to vote at the Annual Meeting present either in person or by proxy at the Annual Meeting constitute a quorum for the transaction of business at the Annual Meeting. Shares present virtually during the Annual Meeting will be considered shares of common stock represented in person at the meeting. Shares that abstain from voting on any proposal and "broker non-votes" will be counted as shares that are present for purposes of determining whether a quorum exists at the Annual Meeting. If a "broker non-vote" occurs with respect to any shares of the Company's

common stock on any matter, then those shares will be treated as not present and not entitled to vote with respect to that matter (even though those shares are considered entitled to vote for purposes of determining whether a quorum exists because they are entitled to vote on other matters) and will not be voted.

Q. How do I submit a question at the Annual Meeting?

If you wish to submit a question, beginning at 10:50 a.m. Pacific Daylight Time on May 14, 2024, you may log into the virtual meeting platform at www.virtualshareholdermeeting.com/SWKS2024, type your question into the "Submit a Question" field, and click "Submit." Our virtual meeting will be governed by our Annual Meeting Rules of Conduct which will include rules on permissible topics for stockholder questions and will be posted at www.virtualshareholdermeeting.com/SWKS2024.

Questions received from stockholders during the virtual Annual Meeting that are deemed appropriate under our Annual Meeting Rules of Conduct will be posted, along with the Company's responses, on the Investor Relations portion of the Company's website at www.skyworksinc.com as soon as practicable following the Annual Meeting.

Q. When will Skyworks next hold an advisory vote on the frequency of "say-on-pay" votes?

Skyworks currently conducts an annual "say-on-pay" vote. The next advisory vote on the frequency of "say-on-pay" votes is

expected to be held at our 2029 Annual Meeting of Stockholders.

Q. What is "householding"?

Some brokers (or other nominees) may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Proxy Statement and our Annual Report may have been sent to multiple stockholders in your household. If you are a stockholder and your household or address has received only one Annual Report and one Proxy Statement, the Company will promptly deliver a separate copy of the Annual Report and the Proxy Statement to you, upon your written request to Skyworks Solutions, Inc., 5260 California Avenue, Irvine, CA 92617, Attention: Investor Relations, or oral request to Investor Relations at (949) 508-0973. If you would like to receive separate copies of our Annual Report and Proxy Statement in the future, you should direct such request to your broker (or other nominee). Even if your household or address has received only one Annual Report and one Proxy Statement, a separate proxy card should have been provided for each stockholder account. Each individual proxy card should be signed, dated, and returned in the postage-prepaid envelope (or completed and submitted by telephone or via the Internet, as described on the proxy card). If your household has received multiple copies of our Annual Report and Proxy Statement, you can request the delivery of single copies in the future by contacting your broker (or other nominee), or the Company at the address or telephone number above.

OTHER PROPOSED ACTION

As of the date of this Proxy Statement, the directors know of no other business that is expected to come before the Annual Meeting. However, if any other business should be properly presented at the Annual Meeting, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

OTHER MATTERS

Solicitation Expenses

Skyworks will bear the expenses of the preparation of the proxy materials and the solicitation by the Board of proxies. Proxies may be solicited on behalf of the Company in person or by telephone, e-mail, facsimile, or other electronic means by directors, officers, or employees of the Company, who will receive no additional compensation for any such services. We have retained D.F. King & Co. to assist in the solicitation of proxies, at a total cost to the Company of approximately $30,000 to $50,000, plus reasonable out-of-pocket expenses. This increase in expense from the prior year results from the Company's decision to solicit stockholder votes for the Annual Meeting more actively than it has, as described above under "*Introduction to Proposals 4 – 7: Elimination of Supermajority Vote Provisions from Our Charter*".

Electronic Delivery of Proxy Materials

We are able to distribute our Annual Report and this Proxy Statement to our stockholders in a fast and efficient manner via the Internet. This reduces the amount of paper delivered to a stockholder's address. Stockholders may elect to view all future annual reports, proxy statements, and notices on the Internet instead of receiving them by mail. You may make this election when voting your proxy this year. Simply follow the instructions to vote via the Internet to register your consent. Your election to view proxy materials online is perpetual unless you revoke it later. Future proxy cards will contain the Internet website address and instructions to view the materials. You will continue to have the option to vote your shares by telephone, mail, or via the Internet.

Annual Report on Form 10-K and Stockholder List

A copy of our 2023 Annual Report accompanies this Proxy Statement. You also may obtain, free of charge, a copy of the Company's Annual Report on Form 10-K for fiscal year 2023, as filed with the SEC, via the Company's website at www.skyworksinc.com, or upon written request addressed to Investor Relations:

Skyworks Solutions, Inc.
5260 California Avenue
Irvine, CA 92617

A list of stockholders of record as of March 20, 2024, will be available for inspection during ordinary business hours at our executive offices in Irvine, CA, from May 3, 2024, to May 13, 2024.

Stockholder Proposals

Proposals to be considered for inclusion in the proxy materials for the Company's 2025 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Exchange Act must meet the requirements of Rule 14a-8 and be delivered in writing to the General Counsel and Secretary of the Company at its executive offices at 5260 California Avenue, Irvine, CA 92617, no later than November 28, 2024. The submission of a stockholder proposal does not guarantee that it will be included in the proxy materials for the Company's 2025 Annual Meeting.

According to the applicable provisions of our By-laws, if a stockholder wishes to present a proposal at our 2025 Annual Meeting outside the processes of Rule 14a-8, with such proposal not to be considered for inclusion in the proxy materials for such meeting, then the stockholder must give written notice to the Secretary of the Company at the address noted above no earlier than the close of business on January 14, 2025, and no later than the close of business on February 13, 2025. In the event that the 2025 Annual Meeting is advanced by more than thirty (30) days, or delayed (other than as a result of adjournment) by more than sixty (60) days, from the first anniversary of the Company's 2024 Annual Meeting, then the required notice must be delivered in writing to the Secretary of the Company at the address above no earlier than 120 days prior to the date of the 2025 Annual Meeting and no later than the later of 90 days prior to the 2025 Annual Meeting or the 10th day following the day on which the public announcement of the date of the 2025 Annual Meeting is first made by the Company. A proposal that is submitted outside of these time periods

will not be considered to be timely and, pursuant to Rule 14a-4(c)(1) under the Exchange Act and if a stockholder properly brings the proposal before the meeting, the proxies that management solicits for that meeting will have "discretionary" authority to vote on the stockholder's proposal. Even if a stockholder makes timely notification, the proxies may still exercise "discretionary" authority in accordance with the SEC's proxy rules.

See "Stockholder Nominees For Directors" section of this Proxy Statement for additional information regarding nominees for election to the Board proposed by stockholders.

> Our Board encourages stockholders to attend the Annual Meeting online. Whether or not you plan to attend, you are urged to submit a proxy promptly in one of the following ways:
>
> - by completing and submitting your proxy via the Internet by visiting the website address listed on the proxy card;
>
> - by completing and submitting your proxy using the toll-free telephone number listed on the proxy card; or
>
> - by completing, signing, and dating the proxy card and returning it in the postage-prepaid envelope provided for that purpose.
>
> A prompt response will greatly facilitate arrangements for the meeting and your cooperation will be appreciated.

UNAUDITED RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

	Twelve Months Ended
(in millions)	Sep. 29, 2023
GAAP operating income	$1,125
Share-based compensation expense(a)	185
Acquisition-related expenses	11
Amortization of acquisition-related intangibles	202
Settlements, gains, losses, and impairments	65
Restructuring and other charges	14
Non-GAAP operating income	$1,602
GAAP operating margin %	23.6%
Non-GAAP operating margin %	33.6%

	Twelve Months Ended
(in millions)	Sep. 29, 2023
GAAP net income per share, diluted	$ 6.13
Share-based compensation expense(a)	1.15
Acquisition-related expenses (benefit)	0.07
Amortization of acquisition-related intangibles	1.26
Settlements, gains, losses, and impairments	0.42
Restructuring and other charges	0.08
Tax adjustments	(0.59)
Non-GAAP net income per share, diluted	$ 8.52

(a) *The following table summarizes the expense recognized in accordance with ASC 718 – Compensation, Stock Compensation (in millions):*

	Twelve Months Ended
(in millions)	Sep. 29, 2023
Cost of goods sold	$ 21
Research and development	95
Selling, general, and administrative	69
Total share-based compensation	$185

	Twelve Months Ended			
(in millions)	Sep. 29, 2023	Sep. 30, 2022	Sep. 28, 2018	Sep. 27, 2013
GAAP net cash provided by operating activities	$1,856	$1,425	$1,261	$ 500
Capital expenditures	(210)	(489)	(422)	(124)
Non-GAAP free cash flow	$1,646	$ 936	$ 839	$ 376

Discussion Regarding the Use of Non-GAAP Financial Measures

Our annual report and this proxy statement contains some or all of the following financial measures that have not been calculated in accordance with United States Generally Accepted Accounting Principles ("GAAP"): (i) non-GAAP operating income and operating margin, (ii) non-GAAP diluted earnings per share, and (iii) non-GAAP free cash flow. As set forth in the "Unaudited Reconciliations of Non-GAAP Financial Measures" tables found above, we derive such non-GAAP financial measures by excluding certain expenses and other items from the respective GAAP financial measure that is most directly comparable to each non-GAAP financial measure. Management uses these non-GAAP financial measures to evaluate our operating performance and compare it against past periods, make operating decisions, forecast for future periods, compare our operating performance against peer companies, and determine payments under certain compensation programs. These non-GAAP financial measures provide management with additional means to understand and evaluate the operating results and trends in our ongoing business by eliminating certain non-recurring expenses and other items that management believes might otherwise make comparisons of our ongoing business with prior periods and competitors more difficult, obscure trends in ongoing operations, or reduce management's ability to make forecasts.

We provide investors with non-GAAP operating income and operating margin, non-GAAP diluted earnings per share, and non-GAAP free cash flow because we believe it is important for investors to be able to closely monitor and understand changes in our ability to generate income from ongoing business operations. We believe these non-GAAP financial measures give investors an additional method to evaluate historical operating performance and identify trends, an additional means of evaluating period-over-period operating performance and a method to facilitate certain comparisons of our operating results to those of our peer companies.

We believe that providing non-GAAP operating income and operating margin allows investors to assess the extent to which our ongoing operations impact our overall financial performance. We also believe that providing non-GAAP diluted earnings per share allows investors to assess the overall financial performance of our ongoing operations by eliminating the impact of share-based compensation expense, acquisition-related expenses, amortization of acquisition-related intangibles, settlements, gains, losses, and impairments, restructuring-related charges, and certain tax items which may not occur in each period presented and which may represent non-cash items unrelated to our ongoing operations. We further believe that providing non-GAAP free cash flow provides insight into our liquidity, our cash-generating capability, and the amount of cash potentially available to return to stockholders. We believe that disclosing these non-GAAP financial measures contributes to enhanced financial reporting transparency and provides investors with added clarity about complex financial performance measures.

We calculate non-GAAP operating income by excluding from GAAP operating income, share-based compensation expense, acquisition-related expenses, amortization of acquisition-related intangibles, settlements, gains, losses, and impairments, and restructuring-related charges. We calculate non-GAAP diluted earnings per share by excluding from GAAP diluted earnings per share, share-based compensation expense, acquisition-related expenses (benefit), amortization of acquisition-related intangibles, settlements, gains, losses, and impairments, restructuring and other charges, and certain tax items. We calculate non-GAAP free cash flow by deducting capital expenditures from GAAP net cash provided by operating activities.

We exclude certain items identified above from the respective non-GAAP financial measure referenced above for the reasons set forth with respect to each such excluded item below:

Share-Based Compensation Expense – because (1) the total amount of expense is partially outside of our control because it is based on factors such as stock price volatility and interest rates, which may be unrelated to our performance during the period in which the expense is incurred, (2) it is an expense based upon a valuation methodology premised on assumptions that vary over time, and (3) the amount of the expense can vary significantly between companies due to factors that can be outside of the control of such companies.

Acquisition-Related Expenses (Benefit) and Amortization of Acquisition-Related Intangibles – including such items as, when applicable, fair value adjustments to contingent consideration, fair value charges incurred upon the sale of acquired inventory, acquisition-related expenses, and amortization of acquired intangible assets because they are not considered by management in making operating decisions and we believe that such expenses do not have a direct correlation to our future business operations and thereby including such charges does not necessarily reflect the performance of our ongoing operations for the period in which such charges or reversals are incurred.

Settlements, Gains, Losses, and Impairments – because such settlements, gains, losses, and impairments (1) are not considered by management in making operating decisions, (2) are infrequent in nature, (3) are generally not directly controlled by management, (4) do not necessarily reflect the performance of our ongoing operations for the period in which such charges are recognized, and/or (5) can vary significantly in amount between companies and make comparisons less reliable.

Restructuring and Other Charges – because these charges have no direct correlation to our future

business operations and including such charges or reversals does not necessarily reflect the performance of our ongoing operations for the period in which such charges or reversals are incurred.

Certain Income Tax Items – including certain deferred tax charges and benefits that do not result in a current tax payment or tax refund and other adjustments, including but not limited to, items unrelated to the current fiscal year or that are not indicative of our ongoing business operations.

The non-GAAP financial measures presented in the table above should not be considered in isolation and are not an alternative for the respective GAAP financial measure that is most directly comparable to each such non-GAAP financial measure. Investors are cautioned against placing undue reliance on these non-GAAP financial measures and are urged to review and consider carefully the adjustments made by management to the most directly comparable GAAP financial measures to arrive at these non-GAAP financial measures. Non-GAAP financial measures may have limited value as analytical tools because they may exclude certain expenses that some investors consider important in evaluating our operating performance or ongoing business performance. Further, non-GAAP financial measures are likely to have limited value for purposes of drawing comparisons between companies as a result of different companies potentially calculating similarly titled non-GAAP financial measures in different ways because non-GAAP measures are not based on any comprehensive set of accounting rules or principles.

PROVISIONS OF CHARTER SUBJECT TO POTENTIAL AMENDMENT

The following provisions of our Charter are those implicated by Proposals 4 – 7. In this *Appendix B, deletions and additions that would be effected by the proposed amendments are indicated by strikethroughs and underlining, respectively:*

SEVENTH:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption).

2. Except as otherwise provided by law and except as hereinafter otherwise provided for filling vacancies, the directors of the Corporation shall be elected at each annual meeting of stockholders. Each director so elected shall hold office until the annual meeting of stockholders following the annual meeting at which such director was elected and until a successor is duly elected and qualified, or until such director's earlier death, resignation or removal. The terms of office of each director serving the Corporation as of immediately prior to the effectiveness of the filing of this Certificate of Amendment under the General Corporation Law of the State of Delaware (the "Effective Time") whose term of office did not expire at the 2011 annual meeting of stockholders of the Corporation shall nonetheless expire at the Effective Time, such that the directors elected at the 2011 annual meeting of stockholders of the Corporation effective upon the Effective Time to succeed such directors shall commence their term of office at the Effective Time, for a term expiring at the next annual meeting of stockholders, with each such director to hold office until his or her successor shall have been duly elected and qualified.

3. Vacancies resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum, or by a sole remaining director and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders to occur following their election. No decrease in the number of authorized directors shall shorten the term of any incumbent director.

4. Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock, as provided herein or in any Preferred Stock Designation, to elect additional directors under specific circumstances, any director may be removed from office at any time, with or without cause by the affirmative vote of the holders of at least a majority of the shares of all classes of stock of the Corporation entitled to vote for the election of directors, considered for the purposes of this Article Seventh as one class of stock.

5. No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No repeal or modification of this paragraph, directly or by adoption of an inconsistent provision

of this Certificate of Incorporation, by the stockholders of the Corporation shall be effective with respect to any cause of action, suit, claim or other matter that, but for this paragraph, would accrue or arise prior to such repeal or modification.

TENTH:

1. **Amendment of Certificate of Incorporation**. The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner hereafter set forth, and all rights conferred upon stockholders herein are granted subject to this reservation.

   A. Except as provided in paragraphs 1(B) and (2) of this Article Tenth and in Article Eleventh, any provision of this Certificate of Incorporation may be amended, altered, changed or repealed in the manner now or hereafter prescribed by the statutes of the State of Delaware.

   B. Notwithstanding any of the provisions of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of holders of any particular class or series of stock of the Corporation required by law or this Certificate of Incorporation, the affirmative vote of the holders of at least the following percentages of the shares of all classes of stock of the Corporation entitled to vote for the election of directors, considered for this purpose as one class of stock, shall be required to amend, alter, change or repeal, or to adopt any provisions inconsistent with, the indicated provisions of this Certificate of Incorporation:

      (i) ~~80%~~ [6] in the case of Article Seventh ~~of~~and [7] in the case of Article Thirteenth; and

      (ii) ~~90%~~ [8] in the case of Article Twelfth.

The foregoing paragraphs 1(B)(i) and (ii) of this Article Tenth may not be amended so as to alter the stockholder vote required by either such paragraph or to adopt any provisions inconsistent with these provisions, except by an amendment that is itself approved by the affirmative vote of the holders of at least the percentage of all shares of all classes of stock of the Corporation as is required to amend the provision or provisions of this Certificate of Incorporation to which such amendment relates.

2. **By-Laws**. The Board of Directors is expressly authorized to adopt, alter, amend and repeal the By-laws of the Corporation, in any manner not inconsistent with the laws of the State of Delaware or of the Certificate of Incorporation of the Corporation, subject to the power of the holders of capital stock of the Corporation to adopt, alter or repeal the By-laws made by the Board of Directors; provided, that any such adoption, amendment or repeal by stockholders shall require the affirmative vote of the holders of at least a majority of the shares of all classes of stock of the Corporation entitled to vote for the election of directors, considered for this purpose as one class of stock. This paragraph 2 of Article Tenth may not be amended so as to alter the stockholder vote specified hereby, nor may any provisions inconsistent with these provisions be adopted, except by an amendment that is itself approved by the affirmative vote of the holders of at least a majority of the shares of all classes of stock of the Corporation entitled to vote for the election of directors, considered for this purpose as one class of stock.

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(6) If Proposal 6 is approved, insert "a majority"; otherwise retain current threshold of 80%.
(7) If Proposal 7 is approved, insert "a majority"; otherwise retain current threshold of 80%.
(8) If Proposal 5 is approved, insert "a majority"; otherwise retain current threshold of 90%.

SKYWORKS®

ELEVENTH:

1. Except as set forth in paragraph 2 of this Article Eleventh, the affirmative vote or consent of the holders of ~~80%~~at least a majority of the shares of all classes of stock of the Corporation entitled to vote for the election of directors, considered for the purposes of this Article as one class, shall be required (a) for the adoption of any agreement for the merger or consolidation of the Corporation with or into any Other Corporation (as hereinafter defined), or (b) to authorize any sale, lease, exchange, mortgage, pledge or other disposition of all, or substantially all of the assets of the Corporation or any Subsidiary (as hereinafter defined) to any Other Corporation, or (c) to authorize the issuance or transfer by the Corporation of any Substantial Amount (as hereinafter defined) of securities of the Corporation in exchange for the securities or assets of any Other Corporation. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of the stock of the Corporation otherwise required by law, the Certificate of Incorporation of the Corporation or any agreement or contract to which the Corporation is a party.

2. The provisions of paragraph 1 of this Article Eleventh shall not be applicable to any transaction described therein if such transaction is approved by resolution of the Board of Directors of the Corporation; provided that a majority of the members of the Board of Directors voting for the approval of such transaction were duly elected and acting members of the Board of Directors prior to the time any such Other Corporation may have become a Beneficial Owner (as hereinafter defined) of 5% or more of the shares of stock of the Corporation entitled to vote for the election of directors.

3. For the purposes of paragraph 2 of this Article, the Board of Directors shall have the power and duty to determine for the purposes of this Article Eleventh, on the basis of information known to such Board, if and when any Other Corporation is the Beneficial Owner of 5% or more of the outstanding shares of stock of the Corporation entitled to vote for the election of directors. Any such determination shall be conclusive and binding for all purposes of this Article Eleventh.

4. As used in this Article Eleventh, the following terms shall have the meanings indicated:

"Other Corporation" means any person, firm, corporation or other entity, other than a subsidiary of the Corporation.

"Subsidiary" means any corporation in which the Corporation owns, directly or indirectly, more than 50% of the voting securities.

"Substantial Amount" means any securities of the Corporation having a then fair market value of more than $500,000.

An Other Corporation (as defined above) shall be deemed to be the "Beneficial Owner" of stock if such Other Corporation or any "affiliate" or "associate" of such Other Corporation (as those terms are defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934 (15 U.S.C. 78 aaa et seq.), as amended from time to time), directly or indirectly, controls the voting of such stock or has any options, warrants, conversion or other rights to acquire such stock.

5. This Article Eleventh may not be amended, revised or revoked, in whole or in part, except by the affirmative vote or consent of the holders of ~~80%~~at least a majority of the shares of all classes of stock of the Corporation entitled to vote for the election of directors, considered for the purposes of this Article Eleventh as one class of stock.

TWELFTH:

1. The following definitions shall apply for the purpose of this Article Twelfth only:

A. "Announcement Date" shall mean the date of first public announcement of the proposal of a Business Combination. B. "Business Combination" shall mean:

(i) any merger or consolidation of the Corporation or any Subsidiary with (a) any Related Person, or (b) any other corporation (whether or not itself a Related Person) which is, or after such merger or consolidation would be, an Affiliate of a Related Person; or

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Related Person or any Affiliate of any Related Person of any assets of the Corporation or any Subsidiary having an aggregate Fair Market Value of $500,000 or more; or

(iii) the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any Subsidiary to any Related Person or any Affiliate of any Related Person in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value of $500,000 or more; or

(iv) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of any Related Person or any Affiliate of any Related Person; or

(v) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving the Related Person) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which is directly or indirectly owned by any Related Person or any Affiliate of any Related Person.

C. "Consideration Received" shall mean the amount of cash and the Fair Market Value, as of the Consummation Date, of consideration other than cash received by the stockholder. In the event of any Business Combination in which the Corporation survives, the consideration other than cash shall include shares of any class of outstanding Voting Stock retained by the holders of such shares.

D. "Consummation Date" shall mean the date upon which the Business Combination is consummated.

E. "Continuing Director" shall mean any member of the Board of Directors of the Corporation who is unaffiliated with the Related Person and who was a member of the Board of Directors prior to the time that the Related Person became a Related Person, and any successor of a Continuing Director who is unaffiliated with the Related Person and is recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board of Directors.

F. "Determination Date" shall mean the date upon which a Related Person became a Related Person.

G. "Exchange Act" shall mean the Securities Exchange Act of 1934 as in effect on May 1, 1983.

H. "Fair Market Value" shall mean: (i) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the principal United States securities exchange registered under the Exchange Act on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with

respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use or, if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by the Board of Directors in good faith; and (ii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the Board of Directors in good faith.

I. "Related Person" shall mean any individual, firm, corporation or other entity (other than the Corporation or any Subsidiary) which, together with its Affiliates and Associates (as such terms are defined in Rule 12b-2 under the Exchange Act) and with any other individual, firm, corporation or other entity (other than the Corporation or any Subsidiary) with which it or they have any agreement, arrangement or understanding with respect to acquiring, holding or disposing of Voting Stock, beneficially owns (as defined in Rule 13d-3 of the Exchange Act, except that such term shall include any Voting Stock which such person has the right to acquire, whether or not such right may be exercised within 60 days), directly or indirectly, more than twenty percent of the voting power of the outstanding Voting Stock.

J. "Subsidiary" shall mean any corporation in which a majority of the capital stock entitled to vote generally in the election of directors is owned, directly or indirectly, by the Corporation.

K. "Voting Stock" shall mean all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors.

2. In addition to the affirmative vote otherwise required by law or any provision of this Certificate of Incorporation (including without limitation Article Eleventh), except as otherwise provided in paragraph 3, any Business Combination shall require the affirmative vote of the holders of ~~90%~~at least a majority of all Voting Stock, voting together as a single class.

Such affirmative vote shall be required notwithstanding any other provision of this Certificate of Incorporation or any provision of law or of any agreement with any national securities exchange which might otherwise permit a lesser vote or no vote, and such affirmative vote shall be required in addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law or by this Certificate of Incorporation.

3. The provisions of paragraph 2 of this Article Twelfth shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote as is required by law, any other provision of this Certificate of Incorporation (including Article Eleventh), or any agreement with any national securities exchange, if, in the case of a Business Combination that does not involve any Consideration Received by the stockholders of the Corporation, solely in their respective capacities as stockholders of the Corporation, the condition specified in the following paragraph A is met, or, in the case of any other Business Combination, the conditions specified in either of the following paragraphs A and B are met:

A. The Business Combination shall have been approved by a majority of the Continuing Directors, it being understood that this condition shall not be capable of satisfaction unless there is at least one Continuing Director.

B. All of the following conditions shall have been met:

(i) The form of the Consideration Received by holders of shares of a particular class of outstanding Voting Stock shall be in cash or in the same form as the Related Person has paid

for shares of such class of Voting Stock within the two-year period ending on and including the Determination Date. If, within such two-year period, the Related Person has paid for shares of any class of Voting Stock with varying forms of consideration, the form of Consideration Received per share by holders of shares of such class of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock acquired by the Related Person within such two-year period.

(ii) The aggregate amount of Consideration Received per share by holders of each class of Voting Stock in such Business Combination shall be at least equal to the higher of the following (it being intended that the requirements of this paragraph B(ii) shall be required to be met with respect to every such class of Voting Stock outstanding, whether or not the Related Person has previously acquired any shares of that particular class of Voting Stock):

(a) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Related Person for any shares of that class of Voting Stock acquired by it within the two-year period immediately prior to the Announcement Date or in the transaction in which it became a Related Person, whichever is higher; or

(b) the Fair Market Value per share of such class of Voting Stock on the Announcement Date; or

(c) in the case of any class of preferred stock, the highest preferential amount per share to which the holders of shares of such class of Voting Stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(iii) After such Related Person has become a Related Person and prior to the consummation of such Business Combination: (a) except as approved by a majority of the Continuing Directors, there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) on any outstanding preferred stock; (b) there shall have been (I) no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock), except as approved by a majority of the Continuing Directors, and (II) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the Common Stock, unless the failure so to increase such annual rate is approved by a majority of the Continuing Directors; and (c) such Related Person shall have not become the beneficial owner of any newly issued share of Voting Stock directly or indirectly from the Corporation except as part of the transaction which results in such Related Person becoming a Related Person.

(iv) After such Related Person has become a Related Person, such Related Person shall not have received the benefit, directly or indirectly (except proportionately, solely in such Related Person's capacity as a stockholder of the Corporation), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise.

(v) A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Exchange Act and the rules and regulations thereunder (or any subsequent provisions replacing such act, rules or regulations) shall be

mailed to all stockholders of the Corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to the Exchange Act or subsequent provisions). Such proxy or information statement shall contain on the front thereof, prominently displayed, any recommendation as to the advisability or inadvisability of the Business Combination which the Continuing Directors, or any of them, may have furnished in writing to the Board of Directors.

4. A majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any determination is to be made by the Board of Directors) shall have the power and duty to determine, on the basis of information known to them after reasonable inquiry, all facts necessary to determine compliance with this Article Twelfth including, without limitation, (1) whether a person is a Related Person, (2) the number of shares of Voting Stock beneficially owned by any person, (3) whether the applicable conditions set forth in paragraph (2) of Section C have been met with respect to any Business Combination, and (4) whether the assets which are the subject of any Business Combination or the Consideration Received for the issuance or transfer of securities by the Corporation or any Subsidiary in any Business Combination have an aggregate Fair Market Value of $500,000 or more.

5. Nothing contained in this Article Twelfth shall be construed to relieve any Related Person from any fiduciary obligation imposed by law.

THIRTEENTH: Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

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**FISCAL YEAR 2023 ANNUAL REPORT AND
CONSOLIDATED FINANCIAL STATEMENTS**

Table of Contents

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and is subject to the "safe harbor" created by those sections. Any statements that are not statements of historical fact should be considered to be forward-looking statements. Words such as "anticipates", "believes", "continue", "could", "estimates", "expects", "intends", "may", "plans", "potential", "predicts", "projects", "seek", "should", "targets", "will", "would", and similar expressions or variations or negatives of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Annual Report. Additionally, forward-looking statements include, but are not limited to:

- our plans to develop and market new products, enhancements, or technologies and the timing of these development and marketing plans;
- our estimates regarding our capital requirements and our needs for additional financing;
- our estimates of our expenses, future revenues, and profitability;
- our estimates of the size of the markets for our products and services;
- our expectations related to the rate and degree of market acceptance of our products; and
- our estimates of the success of other competing technologies that may become available.

Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known and understood by us. Consequently, forward-looking statements involve inherent risks and uncertainties, and actual financial results and outcomes may differ materially and adversely from the results and outcomes discussed in or anticipated by the forward-looking statements. A number of important factors could cause actual financial results to differ materially and adversely from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed elsewhere in this report and in the other documents filed by us with the Securities and Exchange Commission ("SEC") in evaluating our forward-looking statements. We have no plans, and undertake no obligation, to revise or update our forward-looking statements to reflect any event or circumstance that may arise after the date of this report. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

This Annual Report also contains estimates made by independent parties and by us relating to market size and growth and other industry data. These estimates involve a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in "Management's Discussion and Analysis of Financial Condition and Results of Operations". These and other factors could cause results to differ materially and adversely from those expressed in the estimates made by the independent parties and by us.

In this document, the words "we", "our", "ours", "us", "Skyworks", and "the Company" refer only to Skyworks Solutions, Inc., and its consolidated subsidiaries and not any other person or entity. In addition, the following is a list of industry terms that may be referenced throughout the document:

- 5G (Fifth Generation): next-generation cellular network technology
- AI (Artificial Intelligence): the theory and development of computer systems able to perform tasks that normally require human intelligence, such as visual perception, speech recognition, decision-making, and translation between languages

- ASoC (Analog System on Chip): combines the required electronic circuits of various computer components into a single, integrated chip
- BAW (Bulk Acoustic Wave): electrical input signal is converted to an acoustic wave for filtering and converted back into an electrical signal by a metal-piezo-metal vertical structure
- DC (Direct Current): unidirectional flow of an electrical charge
- IoT (Internet of Things): the interconnection of uniquely identifiable embedded computing devices within the existing internet infrastructure
- LED (Light Emitting Diode): a two-lead semiconductor light source
- LTE (Long-Term Evolution): 4th generation ("4G") radio technologies designed to increase the capacity and speed of mobile telephone networks
- MIMO (Multiple In, Multiple Out): a method for multiplying the capacity of a radio link using multiple transmission and receiving antennas to exploit multipath propagation; more commonly, it refers to LTE, 5G, and Wi-Fi® techniques to send more than one data signal (also known as data layers) with encoded information to increase capacity in modern telecommunications systems
- RF (Radio Frequency): electromagnetic wave frequencies that lie in the range extending from around 3 kHz to 300 GHz
- SAW (Surface Acoustic Wave): electrical input signal is converted to an acoustic wave for filtering and converted back into an electrical signal by interdigitated transducers on a piezoelectric substrate
- TC-SAW (Temperature Compensated Surface Acoustic Wave): SAW filters that have been designed to reduce shift in frequency over temperature

Skyworks and the Skyworks symbol are trademarks or registered trademarks of Skyworks Solutions, Inc. or its subsidiaries in the United States and other countries. Third-party brands and names are for identification purposes only and are the property of their respective owners.

Skyworks Solutions, Inc., together with its consolidated subsidiaries ("Skyworks" or the "Company"), is empowering the wireless networking revolution. The Company's highly innovative analog and mixed-signal semiconductors are connecting people, places, and things, spanning a number of new and previously unimagined applications within the aerospace, automotive, broadband, cellular infrastructure, connected home, defense, entertainment and gaming, industrial, medical, smartphone, tablet, and wearable markets.

Over the past two decades, Skyworks has made critical investments to power this connectivity transformation, addressing key network technologies from cellular to advanced Wi-Fi®, enhanced GPS, and Bluetooth®, among others. Capitalizing on both organic growth and strategic acquisitions, we are targeting high-growth verticals, while at the same time, seeking to diversify our revenue and customer set.

Targeted investments in next-generation technology and solutions, exceptional technical talent, and world-class fabrication capabilities have accelerated our expansion into high-growth market segments, including electric and hybrid vehicles, industrial and motor control, power supply, 5G wireless infrastructure, optical data communication, data center, automotive, smart home, and several other applications.

Our key customers include Amazon, Apple Inc. ("Apple"), Arcadyan, Arris, Bose, Ciena, Cisco, DJI, Ericsson, Fibocom, Garmin, Gemalto (a Thales company), General Electric, Google, Honeywell, Itron, Lenovo, LG Electronics, Microsoft, Motorola, NETGEAR, Nokia, Northrop Grumman, OPPO, Rockwell Collins, Sagemcom, Samsung, Schneider Electric, Sierra Wireless, Sonos, Sony, Technicolor, Telit, Tesla, TP-Link, VIVO, Xiaomi, and ZTE. Our competitors include Analog Devices, Broadcom, Cirrus Logic, Murata Manufacturing, NXP Semiconductors, Qorvo, Qualcomm, and Texas Instruments.

We operate worldwide with engineering, manufacturing, sales, and service facilities throughout Asia, Europe, and North America. Our Internet address is www.skyworksinc.com. We make available free of charge on our website our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as practicable after we electronically file such material with, or furnish it to, the SEC. The information contained on our website is not incorporated by reference in this Annual Report. Our SEC filings are also available to the public at www.sec.gov.

Wireless connectivity is expanding on a global basis, underscoring the critical nature of our mission of connecting everyone and everything, all the time. A widening range of use cases is driving an insatiable demand for ubiquitous wireless data across a broad array of applications. The advancement of 5G adoption, IoT, connectivity for everyone, automotive electrification and safety, as well as augmented reality and virtual reality technology, all demand faster speeds, increased bandwidth and capacity, significantly lower latency, and more reliable and secure wireless connectivity.

The speed and ultra-low latency characteristics inherent in 5G technology are dramatically altering wireless connectivity, creating a market for diverse and transformative applications, and changing how individuals live, work, play, and learn. Most of the world's largest economies are implementing commercial 5G networks, and the world's leading smartphone manufacturers have launched multiple generations of 5G-enabled devices.

We see a continued expansion in data consumption, dependent on seamless, reliable, and ubiquitous wireless connectivity. A few statistics illustrate this point. According to the 2023 Ericsson Mobility Report, global mobile data is expected to double every three years, driven by new users, innovative services, and the convergence of AI and 5G technology. Machine-to-machine connections, the fastest-growing IoT category, is expected to soon surpass 15 billion devices. By 2030, we anticipate 650 million connected cars worldwide, each consuming 25 times the data seen in today's smartphones.

Skyworks helps facilitate these opportunities with highly customized solutions that support a broad set of wireless systems and protocols including cellular, 5G, Wi-Fi®, GPS, Bluetooth®, Accutime™, HD-Radio™, LoRa®, Thread®, and Zigbee®. Additionally, Wi-Fi® 7, the next generation of Wi-Fi® technology, complements 5G by providing high-speed wireless connectivity in local environments. These faster data rates and improved efficiency cater to the growing number of devices reliant on wireless networks.

We believe AI can be a catalyst for more efficient wireless communications. From endpoint devices to data centers, generative AI applications will drive the need for higher speed and higher bandwidth Ethernet networks. We expect this will help increase the demand for our precision timing solutions.

Finally, with the rapid transition towards electrification and advanced safety in vehicles, we are focused on high growth segments and content opportunities, including (i) power isolation chips for on-board chargers, powertrain, and for battery management systems in electric vehicles, (ii) connectivity, with telematics and other solutions being enabled by 4G/5G cellular engines, Wi-Fi®, Bluetooth®, Ultra-wide band, Ethernet, and GPS, and (iii) in-vehicle infotainment systems, driven by digital radio coprocessors, and solutions supporting advanced driver-assistance systems and autonomous driving.

Solving Connectivity Challenges

Highly integrated semiconductor solutions are pivotal in deploying next-generation standards, resolving analog, mixed-signal, and RF complexities that challenge existing hardware and network infrastructure. Addressing these design challenges requires diverse competencies including signal transmission, seamless hand-offs between multiple standards, power management, voltage regulation, battery charging, advanced filtering, and tuning.

We are at the forefront of this new era of connectivity, delivering the solutions that help enable the true potential of 5G and IoT. We have a rich heritage in analog systems design and have spent years investing in key technologies and resources. Our strength is underpinned by world-class performance and scale across a broad array of capabilities that include advanced TC-SAW and BAW filters, an expanded family of MIMO, ultra-high band, and diversity receive modules, timing devices, and digital power isolators. From our breakthrough Sky5® unifying platform to our 5G small cell solutions, our approach across both infrastructure and user equipment facilitates powerful, high-speed, end-to-end 5G connectivity.

Our ambitious vision is to connect everyone and everything, all the time. Major elements of our strategy include:

Industry-Leading Technology

As the industry migrates to more complex 5G architectures across a multitude of wireless applications, we are poised to help our customers handle growing levels of system complexity across both the transmit and receive chains. The trend towards increasing front-end and analog design challenges in smartphones and other platforms plays directly into our core strengths. The forthcoming releases of 5G technologies offer significant upgrades for smartphones and IoT devices. These advancements will deliver more bandwidth, faster speeds, and enable applications like virtual reality, augmented reality, live video streaming, and seamless IoT connectivity. Crucially, they aim to bring us closer to achieving reliable low latency, ideal for massive machine communications, and introduces non-terrestrial networks that enable satellite connectivity for emergency applications.

The trend towards increasing front-end and analog design challenges in smartphones and other platforms plays directly into our core strengths and positions us to address these challenges. We believe that we offer the broadest portfolio of radio and analog solutions from the transceiver to the antenna as well as all required manufacturing process technologies. We also hold strong technology leadership positions in passive devices, advanced integration, including proprietary shielding and 3-D die stacking, as well as SAW, TC-SAW, and BAW filters. Our product portfolio is reinforced by a library of approximately 4,900 worldwide patents and other intellectual property that we own and control. Together, our industry-leading technology enables us to deliver the highest levels of product performance and integration.

Customer Relationships

Given our scale and technology leadership, we are engaged with leading original equipment manufacturers ("OEMs"), smartphone providers, and baseband reference design partners in the analog and mixed-signal semiconductor industry. Our customers value the scale of our global supply chain, our innovative technology, our ability to curate and deliver unique solutions, and our system engineering expertise, resulting in deep customer loyalty. We partner with our customers to support their long-term product road maps and are valued as a system solutions provider rather than just a point product vendor.

Diversification

We are diversifying the reach of our business by expanding our addressable markets and broadening our product portfolio to serve a wider array of global customers. With the increasing adoption of 5G and the opportunity to enable more applications, we are growing our business beyond mobile devices (where we support leading top-tier manufacturers, including the leading smartphone suppliers and key baseband vendors) into additional high-performance analog markets, including automotive, home and factory automation, data center, solar, wireless infrastructure, aerospace and defense, medical, smart energy, and wireless networking. In these markets we leverage our scale, intellectual property, and worldwide distribution network, which spans more than 8,000 customers and 8,500 unique products.

Delivering Operational Excellence

We vertically integrate our supply chain where we can differentiate ourselves with highly specialized internal manufacturing capabilities or enter into alliances and strategic relationships for leading-edge

technologies. This hybrid manufacturing model allows us to better balance our manufacturing capacity with the demand of the marketplace, resulting in a strong return on invested capital on a broader range of revenue.

Additionally, we continue to drive reductions in product design and manufacturing cycle times and further improve product yields. The combination of agile, flexible capacity, and world-class module manufacturing and scale advantage allows us to achieve low product costs while integrating multiple technologies into highly sophisticated multi-chip modules and helping to ensure stable supply to our global customer base.

Maintaining a Performance-Driven Culture

We consider our people and corporate culture to be a competitive advantage and a key component of our corporate strategy. We create key performance indicators that align employee efforts and link responsibilities with performance measurement. Accountability is paramount, and we compensate our employees through a pay-for-performance methodology.

Generating Superior Operating Results and Stockholder Returns

We believe our manufacturing scale, broad product portfolio, strong profitability, and consistent cash flow generation position us to provide superior results and strong returns to our stockholders.

Our Product Portfolio

Our extensive product portfolio includes:

- Amplifiers: the modules that strengthen the signal so that it has sufficient energy to reach a base station
- Antenna Tuners: aperture and impedance tuning products that improve antenna performance across frequencies
- Attenuators: circuits that allow a known source of power to be reduced by a predetermined factor (usually expressed as decibels)
- Automotive Tuners and Digital Radios: tuners, data receivers, and digital radio coprocessors used in automotive infotainment systems
- Wireless ASoC: an intelligent 2.4 GHz and 5GHz wireless radio integrated circuit that includes all the analog and digital functions optimized for building cognitive wireless audio headsets, headphones, and wireless speaker systems
- DC/DC Converters: an electronic circuit which converts a source of direct current from one voltage level to another
- Demodulators: a device or an RF block used in receivers to extract the information that has been modulated onto a carrier or from the carrier itself
- Detectors: devices used to measure and control RF power in wireless systems
- Digital Power Isolators: energy efficient solutions used in industrial control, solar inverters and hybrid/electric automotive drive trains
- Diodes: semiconductor devices that pass current in one direction only
- Directional Couplers: transmission coupling devices for separately sampling the forward or backward wave in a transmission line
- Diversity Receive Modules: devices used to improve receiver sensitivity in high data rate applications

- Filters: devices for recovering and separating mixed and modulated data in RF stages, including SAW, TC-SAW, and BAW filters
- Front-end Modules: two or more functions co-packaged to optimize the performance, cost, and application suitability in products, including intermediate or radio frequency signal paths
- Hybrid: a type of directional coupler used in radio and telecommunications
- LED Drivers: devices which regulate the current through a light-emitting diode or string of diodes for the purpose of creating light
- Low-Noise Amplifiers: devices used to reduce system noise figure in the receive chain
- Mixers: devices that enable signals to be converted to a higher or lower frequency signal and thereby allowing the signals to be processed more effectively
- Modulators: devices that take a baseband input signal and output a radio frequency modulated signal
- Optocouplers/Optoisolators: semiconductor devices that allow signals to be transferred between circuits or systems while ensuring that the circuits or systems are electrically isolated from each other
- Phase Locked Loops: closed-loop feedback control system that maintains a generated signal in a fixed phase relationship to a reference signal
- Phase Shifters: designed for use in power amplifier distortion compensation circuits in base station applications
- Power Dividers/Combiners: utilized to equally split signals into in-phase signals as often found in balanced signal chains and local oscillator distribution networks
- Power over Ethernet: enables both data and power to be sent over standard ethernet cable.
- Power Isolators: digital, analog isolators, and isolated gate drivers used in industrial control, solar inverters, hybrid/electric automotive systems and charging stations
- ProSLIC® family of subscriber line interface circuits: provides complete analog telephone interfaces for premise equipment and enterprise
- Receivers: electronic devices that change a radio signal from a transmitter into useful information (including broadcast receivers)
- System In Package: complete system in a package, including modem, RF front-end, filtering, matching, timing generation — typically, fully certified by regulatory bodies, industry bodies and multi-service operators
- Switches: components that perform the change between the transmit and receive function, as well as the band function for cellular handsets
- Synthesizers: devices that provide ultra-fine frequency resolution, fast switching speed, and low phase-noise performance
- Timing Devices: clock generators, oscillators, jitter attenuators, and buffers used in optical networking, data center, wireless base stations, industrial, and automotive applications
- Voltage Controlled Oscillators/Synthesizers: fully integrated, high performance signal source for high dynamic range transceivers
- Voltage Regulators: generate a fixed level which ideally remains constant over varying input voltage or load conditions

We believe we possess broad technology capabilities and one of the most complete wireless communications product portfolios in the industry.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this Annual Report. In addition to historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially and adversely from those referred to herein due to a number of factors, including, but not limited to, those described below and elsewhere in this Annual Report.

OVERVIEW

We, together with our consolidated subsidiaries, are empowering the wireless networking revolution. Our highly innovative analog and mixed-signal semiconductors are connecting people, places, and things, spanning a number of new and previously unimagined applications within the aerospace, automotive, broadband, cellular infrastructure, connected home, defense, entertainment and gaming, industrial, medical, smartphone, tablet, and wearable markets.

Impact of COVID-19

The COVID-19 pandemic has affected business conditions in our industry. The duration, severity, and future impact of the pandemic, including as a result of more contagious variants of the virus that causes COVID-19, continue to be uncertain and could still result in significant disruptions to our business operations, as well as negative impacts to our financial condition.

RESULTS OF OPERATIONS

Fiscal Years Ended September 29, 2023, September 30, 2022, and October 1, 2021.

The following table sets forth the results of our operations expressed as a percentage of net revenue. See Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended September 30, 2022, filed with the SEC on November 23, 2022, as amended by Amendment No. 1 to such Annual Report on Form 10-K, filed with the SEC on January 27, 2023 (the "2022 10-K"), for Management's Discussions and Analysis of Financial Condition and Results of Operations for the fiscal year ended October 1, 2021.

	Fiscal Years Ended		
	September 29, 2023	September 30, 2022	October 1, 2021
Net revenue	100.0%	100.0%	100.0%
Cost of goods sold	55.8	52.5	50.8
Gross profit	44.2	47.5	49.2
Operating expenses:			
Research and development	12.7	11.3	10.3
Selling, general, and administrative	6.6	6.0	6.3
Amortization of intangibles	0.7	1.8	0.7
Restructuring, impairment, and other charges	0.6	0.6	0.2
Total operating expenses	20.6	19.7	17.6
Operating income	23.6	27.8	31.6
Interest expense	(1.3)	(0.9)	(0.3)
Other income (expense), net	0.4	–	–
Income before income taxes	22.6	26.9	31.3
Provision for income taxes	2.0	3.7	2.0
Net income	20.6%	23.2%	29.3%

General

During the fiscal year ended September 29, 2023, the following key factors contributed to our overall results of operations, financial position, and cash flows:

- Net revenue decreased 13.0% to $4,772.4 million in fiscal 2023, as compared to $5,485.5 million in fiscal 2022, driven primarily by a decrease in demand for our mobile products from smartphone customers in the Android ecosystem and for our connectivity solutions in consumer and enterprise markets.
- Our ending cash, cash equivalents, and marketable securities balance increased 26% to $738.5 million in fiscal 2023, as compared to $586.8 million in fiscal 2022. The increase in cash, cash equivalents, and marketable securities during fiscal 2023 was primarily due to cash generated from operations of $1,856.4 million, partially offset by repayments of debt of $900.0 million, dividend payments of $405.2 million, and capital expenditures of $210.3 million.

Net Revenue

	Fiscal Years Ended				
(dollars in millions)	September 29, 2023	Change	September 30, 2022	Change	October 1, 2021
Net revenue	$4,772.4	(13.0)%	$5,485.5	7.4%	$5,109.1

We market and sell our products directly to OEMs of communications and electronics products, third-party original design manufacturers and contract manufacturers, and indirectly through electronic components distributors. We generally experience seasonal peaks during our fourth and first fiscal quarters (which correspond to the second half of the calendar year), primarily as a result of increased worldwide production of consumer electronics in anticipation of increased holiday sales, whereas our second and third fiscal quarters are typically lower and in line with seasonal industry trends.

The decrease in net revenue in fiscal 2023, as compared to fiscal 2022, was driven primarily by a decrease in demand for our mobile products from smartphone customers in the Android ecosystem and for our connectivity solutions in consumer and enterprise markets.

For information regarding net revenue by geographic region and customer concentration, see Note 14 of this Annual Report.

Gross Profit

| (dollars in millions) | Fiscal Years Ended | | | | |
	September 29, 2023	Change	September 30, 2022	Change	October 1, 2021
Gross profit	$2,107.3	(19.1)%	$2,604.3	3.7%	$2,512.4
% of net revenue	44.2%		47.5%		49.2%

Gross profit represents net revenue less cost of goods sold. Our cost of goods sold consists primarily of purchased materials, labor, and overhead (including depreciation, share-based compensation, and amortization of acquisition intangibles, including inventory step-up expense) associated with product manufacturing. Erosion of average selling prices of established products is typical of the semiconductor industry. Consistent with trends in the industry, we anticipate that average selling prices for our established products will continue to decline over time. As part of our normal course of business, we intend to improve gross profit with efforts to increase unit volumes, reduce material costs, improve manufacturing efficiencies, lower manufacturing costs of existing products, and by introducing new and higher value-added products.

The decrease in gross profit in fiscal 2023, as compared to fiscal 2022, was primarily the result of lower unit volumes, impairment charges on long-term supply capacity deposits, and lower average selling prices with a gross profit impact of $572.0 million, $47.5 million, and $41.8 million, respectively, partially offset by a favorable product mix with a gross profit impact of $261.2 million.

Research and Development

| (dollars in millions) | Fiscal Years Ended | | | | |
	September 29, 2023	Change	September 30, 2022	Change	October 1, 2021
Research and development	$606.8	(1.8)%	$617.9	16.1%	$532.3
% of net revenue	12.7%		11.3%		10.4%

Research and development expenses consist primarily of direct personnel costs including share-based compensation expense, costs for pre-production evaluation and testing of new devices, non-production masks, engineering prototypes, and design tool costs.

The decrease in research and development expense in fiscal 2023, as compared to fiscal 2022, was primarily related to a decrease in headcount-related expenses.

Selling, General, and Administrative

| (dollars in millions) | Fiscal Years Ended | | | | |
	September 29, 2023	Change	September 30, 2022	Change	October 1, 2021
Selling, general, and administrative	$314.0	(4.8)%	$329.8	2.3%	$322.5
% of net revenue	6.6%		6.0%		6.3%

Selling, general, and administrative expenses include legal and related costs, accounting, treasury, human resources, information systems, customer service, bad debt expense, sales commissions, share-based compensation expense, advertising, marketing, costs associated with business combinations completed or contemplated during the period, and other costs.

The decrease in selling, general, and administrative expenses in fiscal 2023, as compared to fiscal 2022, was primarily related to a decrease in headcount-related expenses, including share-based compensation.

Amortization of Intangibles

| (dollars in millions) | Fiscal Years Ended | | | | |
	September 29, 2023	Change	September 30, 2022	Change	October 1, 2021
Amortization of intangibles	$33.2	(66.4)%	$98.9	174.7%	$36.0
% of net revenue	0.7%		1.8%		0.7%

The decrease in amortization expense for fiscal 2023, as compared to fiscal 2022, was primarily due to certain intangible assets that were acquired in prior fiscal years reaching the end of their useful lives.

Restructuring, Impairment, and Other Charges

| (dollars in millions) | Fiscal Years Ended | | | | |
	September 29, 2023	Change	September 30, 2022	Change	October 1, 2021
Restructuring, impairment, and other charges	$28.3	(7.8)%	$30.7	244.9%	$8.9
% of net revenue	0.6%		0.6%		0.2%

Restructuring, impairment, and other charges incurred in fiscal 2023 were primarily due to employee severance costs and impairment charges on divested assets.

Restructuring, impairment, and other charges incurred in fiscal 2022 were primarily related to the abandonment of previously capitalized in-process research and development projects.

Interest Expense

| (dollars in millions) | Fiscal Years Ended | | | | |
	September 29, 2023	Change	September 30, 2022	Change	October 1, 2021
Interest expense	$64.4	34.4%	$47.9	100.0%	$13.4
% of net revenue	1.3%		0.9%		0.3%

The increase in interest expense for fiscal 2023, as compared to fiscal 2022, was due to an increase in the variable interest rate associated with the borrowing on the Term Loans, partially offset by a lower average balance of debt outstanding.

Other Income (Expense), net

| (dollars in millions) | Fiscal Years Ended | | | | |
	September 29, 2023	Change	September 30, 2022	Change	October 1, 2021
Other income (expense), net	$18.2	828.0%	$(2.5)	316.7%	$(0.6)
% of net revenue	0.4%		—%		—%

The increase in other income for fiscal 2023, as compared to fiscal 2022, was due to an increase in interest income as a result of higher interest rates.

Provision for Income Taxes

(dollars in millions)	Fiscal Years Ended				
	September 29, 2023	Change	September 30, 2022	Change	October 1, 2021
Provision for income taxes	$96.0	(52.3)%	$201.4	100.6%	$100.4
% of net revenue	2.0%		3.7%		2.0%

We recorded a provision for income taxes of $96.0 million (which consisted of $62.0 million and $34.0 million related to United States and foreign income taxes, respectively) and $201.4 million (which consisted of $132.8 million and $68.6 million related to United States and foreign income taxes, respectively) for fiscal 2023 and fiscal 2022, respectively.

The decrease in income tax expense for fiscal 2023, as compared with the corresponding period in fiscal 2022, was primarily due to lower income from operations, a decrease in tax on global intangible low-taxed income ("GILTI"), an increase in the benefit from foreign-derived intangible income deduction ("FDII"), partially offset by a current period shortfall in tax deductions for share-based compensation, compared to windfall deductions in the prior year.

In August 2022, the U.S. government enacted the Inflation Reduction Act, which imposes a corporate alternative minimum tax ("CAMT") of 15% on corporations with three-year average annual adjusted financial statement income exceeding $1.0 billion, as well as a 1% excise tax on corporate stock repurchases made after December 31, 2022. We are currently evaluating the impact this law may have on our effective tax rate. CAMT is effective for the Company in fiscal year 2024.

See Note 8 of this Annual Report for additional information regarding income taxes.

LIQUIDITY AND CAPITAL RESOURCES

Set forth below is a summary of our cash flows for the periods indicated:

(in millions)	Fiscal Years Ended		
	September 29, 2023	September 30, 2022	October 1, 2021
Cash and cash equivalents at beginning of period	$ 566.0	$ 882.9	$ 566.7
Net cash provided by operating activities	1,856.4	1,424.6	1,772.0
Net cash used in investing activities	(224.4)	(378.9)	(3,133.2)
Net cash (used in) provided by financing activities	(1,479.2)	(1,362.6)	1,677.4
Cash and cash equivalents at end of period	$ 718.8	$ 566.0	$ 882.9

Cash provided by operating activities:

Cash provided by operating activities consists of net income for the period adjusted for certain non-cash items and changes in certain operating assets and liabilities. The $431.8 million increase in cash provided by operating activities for fiscal 2023, as compared to fiscal 2022, was primarily related to favorable changes in working capital of $988.5 million, due primarily to a decrease in accounts receivable and inventory, partially offset by lower net income.

Cash used in investing activities:

Cash used in investing activities consists primarily of capital expenditures and cash paid related to the purchase of marketable securities, offset by cash received related to the sale or maturity of marketable securities. The $154.5 million decrease in cash used in investing activities for fiscal 2023, as compared to fiscal 2022, was primarily related to a decrease of $279.1 million in cash used for capital expenditures, partially offset by a decrease of $117.9 million in the net sale of marketable securities.

Cash used in financing activities:

Cash used in financing activities consists primarily of proceeds and payments related to our long-term borrowings and cash transactions related to equity. The $116.6 million increase in cash used in financing activities for fiscal 2023, as compared to fiscal 2022, was primarily related to an increase of $850.0 million for the repayment of debt, an increase of $32.1 million in dividend payments, partially offset by a decrease of $711.5 million in stock repurchase activity, and a decrease of $52.6 million related to the minimum statutory payroll tax withholdings upon vesting of employee performance and restricted stock awards.

Liquidity:

Cash, cash equivalents, and marketable securities totaled $738.5 million as of September 29, 2023, representing an increase of $151.7 million from September 30, 2022.

We have outstanding $500.0 million of Notes Due 2026 and $500.0 million of Notes Due 2031 (the "Notes"). We have a term credit agreement (the "Term Credit Agreement") providing for a $1.0 billion term loan facility (the "Term Loan Facility"). On July 26, 2021, the Company borrowed $1.0 billion in aggregate principal amount of term loans (the "Term Loans") under the Term Loan Facility to finance a portion of the purchase price for the acquisition of the Infrastructure and Automotive business of Silicon Laboratories Inc. and to pay fees and expenses incurred in connection therewith. During fiscal 2023, 2022, and 2021, we repaid $400.0 million, $50.0 million, and $250.0 million, of outstanding borrowings

under the Term Loans, respectively. As of September 29, 2023, there were $300.0 million of borrowings outstanding under the Term Credit Agreement. We have a Revolving Credit Agreement (the "Revolving Credit Agreement") under which we may borrow up to $750.0 million for general corporate purposes and working capital needs of the Company and its subsidiaries. As of September 29, 2023, there were no borrowings outstanding under the revolving credit facility (the "Revolver"). The Revolving Credit Agreement expires July 26, 2026.

For a description of contractual obligations, such as taxes, leases, purchase commitments, and debt, see Note 8, Note 10, Note 11, and Note 16 of this Annual Report, respectively.

Based on our historical results of operations, we expect that our cash, cash equivalents, and marketable securities on hand, the cash we expect to generate from operations, and funds from our Revolver, will be sufficient to fund our short-term and long-term liquidity requirements primarily arising from: research and development, capital expenditures, potential acquisitions, working capital, quarterly cash dividend payments (if such dividends are declared by the Board of Directors), outstanding commitments, and other liquidity requirements associated with existing operations. However, we cannot be certain that our cash on hand, cash generated from operations, and funds from our Revolver will be available in the future to fund all of our capital and operating requirements. In addition, any future strategic investments and significant acquisitions may require additional cash and capital resources. If we are unable to obtain sufficient cash or capital to meet our needs on a timely basis and on favorable terms, our business and operations could be materially and adversely affected.

Our invested cash balances primarily consist of highly liquid marketable securities that are available to meet near-term cash requirements including: money market funds, U.S. Treasury securities, municipal bonds, and agency securities.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments in applying our most critical accounting policies that can have a significant impact on the results we report in our financial statements. The SEC has defined critical accounting estimates as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex, or subjective judgments or estimates. Based on this definition, our most critical accounting estimates include revenue recognition, which impacts the recording of net revenue; inventory valuation, which impacts the cost of goods sold and gross margin; and income taxes, which impacts the income tax provision. These policies and significant judgments involved are discussed further below. We have other significant accounting policies that do not generally require subjective estimates or judgments or would not have a material impact on our results of operations. Our significant accounting policies are described in Note 2 of this Annual Report.

Revenue Recognition. We recognize revenue in accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 606 *Revenue from Contracts with Customers* net of estimated reserves. Our revenue reserves contain uncertainties because they require management to make assumptions and to apply judgment to estimate the value of future credits to customers for product returns, price protection, price adjustments, and stock rotation for products sold to certain electronic component distributors. We base these estimates on the expected value method considering all reasonably available information, including our historical experience and current expectations, and are reflected in the transaction price when sales are recorded. Changes in actual demand or market conditions could adversely or beneficially impact our reserve calculations.

Inventory Valuation. We value our inventory at the lower of cost or net realizable value. Reserves for excess and obsolete inventory are established on a quarterly basis and are based on a detailed analysis of aged material, salability of our inventory, market conditions, and product life cycles. Once reserves are established, write-downs of inventory are considered permanent adjustments to the cost basis of inventory. Our reserves contain uncertainties because the calculation requires management to make assumptions and to apply judgment regarding historical experience, market conditions, and technological obsolescence. Changes in actual demand or market conditions could adversely impact our reserve calculations.

Income Taxes. The application of tax laws and regulations to calculate our tax liabilities is subject to legal and factual interpretation, judgment, and uncertainty in a multitude of jurisdictions. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations, and court rulings. We recognize potential liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and interest will be due. We record an amount as an estimate of probable additional income tax liability at the largest amount that we feel is more likely than not, based upon the technical merits of the position, to be sustained upon audit by the relevant tax authority.

We are subject to overall financial market risks, such as changes in market liquidity, credit quality, investment risk, interest rate risk, and foreign exchange rate risk as described below.

Investment and Interest Rate Risk

Our exposure to interest rate and general market risks relates to our Term Credit Facility, which has variable interest rates, and our investment portfolio. As of September 29, 2023, there were $300.0 million of borrowings outstanding under the Term Credit Agreement, and a potential change in the associated interest rates would be immaterial to the results of our operations. Our investment portfolio consists of cash and cash equivalents (money market funds and marketable securities purchased with less than ninety days until maturity) that total approximately $718.8 million, and marketable securities (U.S. Treasury and government securities, and municipal bonds) that total approximately $15.6 million and $4.1 million within short-term and long-term marketable securities, respectively, as of September 29, 2023.

The main objectives of our investment activities are liquidity and preservation of capital. Our cash equivalent investments have short-term maturity periods that dampen the impact of market or interest rate risk. Our marketable securities consist of short-term and long-term maturity periods between 90 days and two years. Credit risk associated with our investments is not material because our investments are diversified across several types of securities with high credit ratings, which reduces the amount of credit exposure to any one investment.

Based on our results of operations for the fiscal year ended September 29, 2023, a hypothetical reduction in the interest rates on our cash, cash equivalents, and other investments to zero would result in an immaterial reduction of interest income with a de minimis impact on income before taxes.

We do not believe that investment or interest rate risks currently pose material exposures to our business or results of operations.

Foreign Exchange Rate Risk

Substantially all sales to customers and arrangements with third-party manufacturers provide for pricing and payment in United States dollars, thereby reducing the impact of foreign exchange rate fluctuations on our results. A percentage of our international operational expenses are denominated in foreign currencies, and exchange rate volatility could positively or negatively impact those operating costs. For the fiscal years ended September 29, 2023, September 30, 2022, and October 1, 2021, we had foreign exchange gains of $1.7 million and foreign exchange losses of $1.4 million and $0.5 million, respectively. Increases in the value of the United States dollar relative to other currencies could make our products more expensive, which could negatively impact our ability to compete in international markets. Conversely, decreases in the value of the United States dollar relative to other currencies could result in our suppliers raising their prices to continue doing business with us. Given the relatively small number of customers and arrangements with third-party manufacturers denominated in foreign currencies, we do not believe that foreign exchange volatility has a material impact on our current business or results of operations. However, fluctuations in currency exchange rates could have a greater effect on our business or results of operations in the future to the extent our expenses increasingly become denominated in foreign currencies.

We may enter into foreign currency forward and options contracts with financial institutions to protect against foreign exchange risks associated with certain existing assets and liabilities, certain firmly committed transactions, forecasted future cash flows, and net investments in foreign subsidiaries.

However, we may choose not to hedge certain foreign exchange exposures for a variety of reasons, including, but not limited to, accounting considerations and the prohibitive economic cost of hedging particular exposures. As of September 29, 2023, we had no outstanding foreign currency forward or options contracts with financial institutions.

SKYWORKS SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share amounts)

	Fiscal Years Ended		
	September 29, 2023	September 30, 2022	October 1, 2021
Net revenue	$4,772.4	$5,485.5	$5,109.1
Cost of goods sold	2,665.1	2,881.2	2,596.7
Gross profit	2,107.3	2,604.3	2,512.4
Operating expenses:			
Research and development	606.8	617.9	532.3
Selling, general, and administrative	314.0	329.8	322.5
Amortization of intangibles	33.2	98.9	36.0
Restructuring, impairment, and other charges	28.3	30.7	8.9
Total operating expenses	982.3	1,077.3	899.7
Operating income	1,125.0	1,527.0	1,612.7
Interest expense	(64.4)	(47.9)	(13.4)
Other income (expense), net	18.2	(2.5)	(0.6)
Income before income taxes	1,078.8	1,476.6	1,598.7
Provision for income taxes	96.0	201.4	100.4
Net income	$ 982.8	$1,275.2	$1,498.3
Earnings per share:			
Basic	$ 6.17	$ 7.85	$ 9.07
Diluted	$ 6.13	$ 7.81	$ 8.97
Weighted average shares:			
Basic	159.4	162.4	165.2
Diluted	160.3	163.3	167.0

See accompanying Notes to Consolidated Financial Statements.

SKYWORKS SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Fiscal Years Ended		
	September 29, 2023	September 30, 2022	October 1, 2021
Net income	$982.8	$1,275.2	$1,498.3
Other comprehensive income (loss), net of tax:			
Fair value of investments	–	(0.2)	(0.5)
Pension adjustments	(0.8)	3.3	0.4
Comprehensive income	$982.0	$1,278.3	$1,498.2

See accompanying Notes to Consolidated Financial Statements.

SKYWORKS SOLUTIONS, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except per share amounts)

	As of	
	September 29, 2023	September 30, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 718.8	$ 566.0
Marketable securities	15.6	20.3
Receivables, net of allowances of $0.8 and $0.8, respectively	864.3	1,094.0
Inventory	1,119.7	1,212.1
Other current assets	461.1	337.5
Total current assets	3,179.5	3,229.9
Property, plant, and equipment, net	1,390.1	1,604.8
Operating lease right-of-use assets	205.4	223.0
Goodwill	2,176.7	2,176.7
Intangible assets, net	1,222.1	1,444.7
Deferred tax assets, net	192.3	52.7
Marketable securities	4.1	0.5
Other long-term assets	56.5	141.5
Total assets	$8,426.7	$8,873.8
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 159.2	$ 274.2
Accrued compensation and benefits	94.3	114.3
Current portion of long-term debt	299.4	499.2
Other current liabilities	402.8	339.2
Total current liabilities	955.7	1,226.9
Long-term debt	992.9	1,689.9
Long-term tax liabilities	162.8	213.5
Long-term operating lease liabilities	188.7	206.9
Other long-term liabilities	43.9	67.6
Total liabilities	2,344.0	3,404.8
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock, no par value: 25.0 shares authorized, no shares issued	–	–
Common stock, $0.25 par value: 525.0 shares authorized; 159.5 shares issued and outstanding at September 29, 2023, and 160.2 shares issued and outstanding at September 30, 2022	39.9	40.0
Additional paid-in capital	172.4	11.9
Retained earnings	5,876.0	5,421.9
Accumulated other comprehensive loss	(5.6)	(4.8)
Total stockholders' equity	6,082.7	5,469.0
Total liabilities and stockholders' equity	$8,426.7	$8,873.8

See accompanying Notes to Consolidated Financial Statements.

SKYWORKS®

SKYWORKS SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Fiscal Years Ended		
	September 29, 2023	September 30, 2022	October 1, 2021
Cash flows from operating activities:			
Net income	$ 982.8	$ 1,275.2	$ 1,498.3
Adjustments to reconcile net income to net cash provided by operating activities:			
Share-based compensation	185.1	195.2	191.9
Depreciation	387.8	394.4	332.2
Amortization of intangible assets, including inventory step-up	225.9	295.7	104.5
Deferred income taxes	(151.2)	68.4	(59.5)
Asset impairment charges	64.5	20.7	7.1
Amortization of debt discount and issuance costs	4.0	4.0	1.1
Other, net	(3.5)	(1.5)	0.2
Changes in assets and liabilities:			
Receivables, net	229.8	(337.8)	(397.7)
Inventory	90.8	(337.3)	(41.2)
Accounts payable	(87.1)	31.3	59.6
Other current and long-term assets and liabilities	(72.5)	(183.7)	75.5
Net cash provided by operating activities	1,856.4	1,424.6	1,772.0
Cash flows from investing activities:			
Capital expenditures	(210.3)	(489.4)	(637.8)
Purchased intangibles	(25.8)	(20.3)	(14.3)
Purchases of marketable securities	(288.8)	(97.2)	(500.8)
Sales and maturities of marketable securities	294.0	220.3	770.7
Payments for acquisitions	–	–	(2,751.0)
Other	6.5	7.7	–
Net cash used in investing activities	(224.4)	(378.9)	(3,133.2)
Cash flows from financing activities:			
Repurchase of common stock – payroll tax withholdings on equity awards	(35.9)	(88.5)	(55.2)
Repurchase of common stock – stock repurchase program	(175.3)	(886.8)	(195.6)
Dividends paid	(405.2)	(373.1)	(340.6)
Net proceeds from exercise of stock options	5.1	6.4	11.6
Proceeds from employee stock purchase plan	32.1	29.4	24.8
Proceeds from issuance of long-term debt, net	–	–	2,488.2
Debt financing costs	–	–	(5.8)
Payments of debt	(900.0)	(50.0)	(250.0)
Net cash (used in) provided by financing activities	(1,479.2)	(1,362.6)	1,677.4
Net increase (decrease) in cash and cash equivalents	152.8	(316.9)	316.2
Cash and cash equivalents at beginning of period	566.0	882.9	566.7
Cash and cash equivalents at end of period	$ 718.8	$ 566.0	$ 882.9
Supplemental cash flow disclosures:			
Income taxes paid	$ 228.9	$ 230.0	$ 184.0
Interest paid	$ 62.3	$ 44.4	$ 2.2
Incentives paid in common stock	$ 19.2	$ 32.2	$ 27.5
Non-cash investing in capital expenditures, accrued but not paid	$ 12.0	$ 43.2	$ 29.3

See accompanying Notes to Consolidated Financial Statements.

SKYWORKS SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions)

	Shares of common stock	Par value of common stock	Shares of treasury stock	Value of treasury stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance at October 2, 2020	165.6	$41.4	66.7	$(4,093.5)	$ 3,403.7	$4,820.4	$(7.8)	$4,164.2
Net income	–	–	–	–	–	1,498.3	–	1,498.3
Exercise and settlement of share-based awards, net of shares withheld for taxes	1.1	0.3	0.4	(55.2)	63.6	–	–	8.7
Share-based compensation expense	–	–	–	–	158.1	–	–	158.1
Stock repurchase program	(1.4)	(0.4)	(67.1)	4,147.0	(3,549.9)	(792.3)	–	(195.6)
Dividends declared	–	–	–	–	–	(340.6)	–	(340.6)
Pre-combination service on replacement awards	–	–	–	–	4.1	–	–	4.1
Other comprehensive income	–	–	–	–	–	–	(0.1)	(0.1)
Balance at October 1, 2021	165.3	$41.3	–	$ (1.7)	$ 79.6	$5,185.8	$(7.9)	$5,297.1
Net income	–	–	–	–	–	1,275.2	–	1,275.2
Exercise and settlement of share-based awards, net of shares withheld for taxes	1.4	0.3	0.6	(88.5)	67.8	–	–	(20.4)
Share-based compensation expense	–	–	–	–	173.9	–	–	173.9
Repurchase and retirement of common stock	(6.5)	(1.6)	(0.6)	90.2	(309.4)	(666.0)	–	(886.8)
Dividends declared	–	–	–	–	–	(373.1)	–	(373.1)
Other comprehensive loss	–	–	–	–	–	–	3.1	3.1
Balance at September 30, 2022	160.2	$40.0	–	$ –	$ 11.9	$5,421.9	$(4.8)	$5,469.0
Net income	–	–	–	–	–	982.8	–	982.8
Exercise and settlement of share-based awards, net of shares withheld for taxes	1.2	0.3	0.4	(35.9)	56.3	–	–	20.7
Share-based compensation expense	–	–	–	–	191.5	–	–	191.5
Repurchase and retirement of common stock	(1.9)	(0.4)	(0.4)	35.9	(87.3)	(123.5)	–	(175.3)
Dividends declared	–	–	–	–	–	(405.2)	–	(405.2)
Other comprehensive income	–	–	–	–	–	–	(0.8)	(0.8)
Balance at September 29, 2023	159.5	$39.9	–	$ –	$ 172.4	$5,876.0	$(5.6)	$6,082.7

See accompanying Notes to Consolidated Financial Statements.

1. DESCRIPTION OF BUSINESS

Skyworks Solutions, Inc., together with its consolidated subsidiaries ("Skyworks" or the "Company"), is empowering the wireless networking revolution. The Company's analog and mixed-signal semiconductors are connecting people, places, and things, spanning a number of new applications within the aerospace, automotive, broadband, cellular infrastructure, connected home, defense, entertainment and gaming, industrial, medical, smartphone, tablet, and wearable markets.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

All Skyworks subsidiaries are included in the Company's consolidated financial statements and all intercompany balances are eliminated in consolidation. Certain items in the fiscal years 2022 and 2021 financial statements, including certain account groupings in the tax reconciliation disclosure, have been reclassified to conform to the fiscal 2023 presentation.

Fiscal Year

The Company's fiscal year ends on the Friday closest to September 30. Fiscal years 2023 , 2022, and 2021 each consisted of 52 weeks and ended on September 29, 2023, September 30, 2022, and October 1, 2021, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, expenses, comprehensive income, and accumulated other comprehensive loss that are reported during the reporting period. The Company evaluates its estimates on an ongoing basis using historical experience and other factors, including the current economic environment. Judgment is required in determining the reserves for, and fair value of, items such as overall fair value assessments of assets and liabilities, particularly those classified as Level 2 or Level 3 in the fair value hierarchy, marketable securities, inventory, intangible assets associated with business combinations, share-based compensation, revenue reserves, loss contingencies, and income taxes. In addition, judgment is required in determining whether a potential indicator of impairment of long-lived assets, indefinite-lived intangible assets, and goodwill exists and in estimating future cash flows for any necessary impairment testing. Actual results could differ significantly from these estimates.

Cash and Cash Equivalents

The Company invests excess cash in money market funds, U.S. Treasury securities, agency securities, other government securities, and corporate debt securities. The Company considers highly liquid investments as cash equivalents including money market funds and investments with maturities of 90 days or less when purchased.

Investments

The Company classifies its investment in marketable debt securities as "available-for-sale." Available-for-sale securities are carried at fair value with unrealized holding gains or losses recorded in other

comprehensive income, net of tax. Gains or losses are included in earnings in the period in which they are realized. The cost of securities sold is determined based on the specific identification method. The cost of available-for-sale debt securities is adjusted for premiums and discounts, with the amortization or accretion of such amounts included as a portion of interest. Available-for-sale debt securities with an original maturity date greater than three months and less than one year are classified as current investments. Available-for-sale debt securities with an original maturity date exceeding one year are classified as long-term.

Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principle or most advantageous market in an orderly transaction between market participants at the measurement date. Applicable accounting guidance provides a hierarchy for inputs used in measuring fair value that prioritize the use of observable inputs over the use of unobservable inputs, when such observable inputs are available. The three levels of inputs that may be used to measure fair value are as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-driven valuations in which all significant inputs are observable or can be derived principally from, or corroborated with, observable market data.

- Level 3 — Fair value is derived from valuation techniques in which one or more significant inputs are unobservable, including assumptions and judgments made by the Company.

It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. When available, the Company uses quoted market prices to measure fair value. If market prices are not available, the Company is required to make judgments about assumptions market participants would use to estimate the fair value of a financial instrument.

The Company measures certain assets and liabilities at fair value on a recurring basis in three levels, based on the market in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. It recognizes transfers within the fair value hierarchy at the end of the fiscal quarter in which the change in circumstances that caused the transfer occurred.

The carrying value of cash and cash equivalents, accounts receivable, other current assets, accounts payable, and accrued liabilities approximates fair value due to the short-term maturities of these assets and liabilities.

Inventory

Inventory is stated at the lower of cost or net realizable value on a first-in, first-out basis. Reserves for excess and obsolete inventory are established on a quarterly basis and are based on a detailed analysis of aged material, salability of our inventory, market conditions, and product life cycles. Once reserves are established, write-downs of inventory are considered permanent adjustments to the cost basis of inventory.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation, with significant renewals and betterments being capitalized and retired equipment written off in the respective periods. Maintenance and repairs are expensed as incurred.

Depreciation is calculated using the straight-line method over the estimated useful lives, which range from five to forty years for buildings and improvements and five to ten years for machinery and equipment. Leasehold improvements are depreciated over the lesser of the economic life or the life of the associated lease.

Leases

The Company determines if an arrangement is a lease at its inception. Right-of-use ("ROU") assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses its estimated incremental borrowing rate in determining the present value of lease payments considering the term of the lease, which is derived from information available at the lease commencement date. The lease term includes renewal options when it is reasonably certain that the option will be exercised and excludes termination options. To the extent that the Company's agreements have variable lease payments, the Company includes variable lease payments that depend on an index or a rate and excludes those that depend on facts or circumstances occurring after the commencement date, other than the passage of time.

Lease expense for these leases is recognized on a straight-line basis over the lease term. The Company has elected not to recognize ROU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset. Operating leases are included in operating lease ROU assets, other current liabilities, and long-term operating lease liabilities in the Company's condensed consolidated balance sheet.

Valuation of Long-Lived Assets

Definite lived intangible assets are carried at cost less accumulated amortization. Amortization is calculated based on the pattern of benefit to be recognized from the underlying asset over its estimated useful life. Carrying values for long-lived assets and definite lived intangible assets are reviewed for possible impairment as circumstances warrant. Factors considered important that could result in an impairment review include significant underperformance relative to expected, historical or projected future operating results, significant changes in the manner of use of assets or the Company's business strategy, or significant negative industry or economic trends. In addition, impairment reviews are conducted at the judgment of management whenever asset values are deemed to be unrecoverable relative to future undiscounted cash flows expected to be generated by that particular asset group. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset group and its eventual disposition. Such estimates require management to exercise judgment and make assumptions regarding factors such as future revenue streams, operating expenditures, cost allocation and asset utilization levels, all of which collectively impact future operating performance. The Company's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to its business model, or changes in its operating performance. If the sum of the undiscounted cash flows is less than the carrying value of an asset group, the Company would recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset group.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized but are tested at least annually as of the first day of the fourth fiscal quarter for impairment or more frequently if indicators of impairment exist during the fiscal year. The Company assesses its conclusion regarding segments and reporting units in conjunction with its annual goodwill impairment test and has determined that it has one reporting unit for the purposes of allocating and testing goodwill.

The Company's impairment analysis compares its fair value to its net book value to determine if there is an indicator of impairment. In the Company's calculation of fair value, it considers the closing price of its common stock on the selected testing date, the number of shares of its common stock outstanding and other marketplace activity such as a related control premium. If the calculated fair value is determined to be less than the book value of the reporting unit, an impairment loss is recognized equal to that excess; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

Business Combinations

The Company uses the acquisition method of accounting for business combinations and recognizes assets acquired and liabilities assumed at their fair values on the date acquired. Goodwill represents the excess of the purchase price over the fair value of the acquired identifiable net assets. The fair values of the assets and liabilities acquired are determined based upon the Company's valuation using a combination of market, income, or cost approaches. The valuation involves making significant estimates and assumptions, which are based on detailed financial models including the projection of future cash flows, the weighted average cost of capital, and any cost savings that are expected to be derived in the future from the viewpoint of a market participant.

Revenue Recognition

The Company derives its revenue primarily from the sale of semiconductor products under individual customer purchase orders, some of which have underlying master sales agreements that specify terms governing the product sales. In the absence of a sales agreement, the Company's standard terms and conditions apply. Revenue is recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company applies a five-step approach as defined in FASB ASC 606, Revenue from Contracts with Customers (Topic 606), in determining the amount and timing of revenue to be recognized: (1) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to the performance obligations in the contract; and (5) recognizing revenue when the corresponding performance obligation is satisfied.

Each distinct promise to transfer products is considered to be an identified performance obligation for which revenue is recognized at a point in time upon transfer of control of the products to the customer. Transfer of control occurs upon shipment to the distributor or direct customer or when products are pulled from consignment inventory by the customer. Point in time recognition is determined as products manufactured under non-cancellable orders create an asset with an alternative use to the Company. Returns under the Company's general assurance warranty of products have not been material, and warranty-related services are not considered a separate performance obligation.

Pricing adjustments and estimates of returns are treated as variable consideration for purposes of determining the transaction price. Sales returns are generally accepted at the Company's discretion or from distributors with stock rotation rights. Stock rotation allows distributors limited levels of returns and is based on the distributor's prior purchases. Price protection represents price discounts granted to certain distributors and is based on negotiations on sales to end customers. Variable consideration is estimated using the expected value method considering all reasonably available information, including the Company's historical experience and its current expectations, and is reflected in the transaction price when sales are recorded. The Company records net revenue excluding taxes on its sales to trade customers. The Company recognizes shipping fees, if any, received from customers in revenue and includes the related shipping and handling costs in cost of revenue.

Accounts receivable represents the Company's unconditional right to receive consideration from its customer. Substantially all payments are collected within the Company's standard terms, which do not include a significant financing component. To date, there have been no material impairment losses on accounts receivable. There were no material contract assets or contract liabilities recorded on the consolidated balance sheet in any of the periods presented. All incremental customer contract acquisition costs are expensed as they are incurred as the amortization period of the asset that the Company otherwise would have recognized is one year or less in duration.

Share-Based Compensation

The Company recognizes compensation expense for all share-based payment awards made to employees and directors including non-qualified employee stock options, share awards and units, employee stock purchase plan, and other special share-based awards based on estimated fair values. The determination of fair value of restricted and certain performance stock awards and units is based on the value of the Company's stock on the date of grant with performance awards and units adjusted for the actual outcome of the underlying performance condition. For more complex performance awards including units with market-based performance conditions the Company employs a Monte Carlo simulation valuation method to calculate the fair value of the awards based on the most likely outcome. Under the Monte Carlo simulation, a number of variables and assumptions are used including, but not limited to: the expected stock price volatility over the term of the award, a correlation coefficient, the risk-free rate, and dividend yield.

The fair value of share-based payment awards is amortized over the requisite service period, which is defined as the period during which an employee is required to provide service in exchange for an award. The Company generally uses a straight-line attribution method for all grants that include only a service condition. Awards with both performance and service conditions are expensed over the service period for each separately vesting tranche.

Share-based compensation expense recognized during the period includes actual expense on vested awards and expense associated with unvested awards. Forfeitures are recorded as incurred.

Research and Development Costs

Research and development costs are expensed as incurred.

Loss Contingencies

The Company records its best estimates of a loss contingency when it is considered probable and the amount can be reasonably estimated. When a range of loss can be reasonably estimated with no best estimate in the range, the minimum estimated liability related to the claim is recorded. As additional information becomes available, the Company assesses the potential liability related to the potential pending loss contingency and revises its estimates. Material loss contingencies are disclosed if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and include estimated legal costs.

Restructuring

A liability for post-employment benefits is recorded when payment is probable and the amount is reasonably estimable. Contract exit costs include contract termination fees and are recognized in the period in which the Company terminates the contract.

Foreign Currencies

The Company's functional currency is the United States dollar. Gains and losses related to foreign currency transactions and conversion of foreign denominated cash balances are included in current results.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of the Company's net deferred tax assets assumes the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in its Consolidated Statement of Operations. Management evaluates the realizability of the deferred tax assets and assesses the adequacy of the valuation allowance quarterly. Likewise, in the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

The determination of recording or releasing tax valuation allowances is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income in the jurisdiction that generated the deferred tax assets. This assessment requires management to exercise judgment and make estimates with respect to its ability to generate revenues, gross profits, operating income, and taxable income in future periods. Amongst other factors, management must make assumptions regarding overall business and semiconductor industry conditions, operating efficiencies, the Company's ability to develop products to its customers' specifications, technological change, the competitive environment, and changes in regulatory requirements which may impact its ability to generate taxable income and, in turn, realize the value of its deferred tax assets.

The calculation of the Company's tax liabilities includes addressing uncertainties in the application of complex tax regulations and is based on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company recognizes liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on its recognition threshold and measurement attribute of whether it is more likely than not that the positions the Company has taken in tax filings will be sustained upon tax audit, and the extent to which, additional taxes would be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period in which it is determined the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result. The Company recognizes any interest or penalties, if incurred, on any unrecognized tax liabilities or benefits as a component of income tax expense.

Earnings Per Share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share incorporate the potentially dilutive incremental shares issuable upon the assumed exercise of stock options, the assumed vesting of outstanding restricted stock units, and the assumed issuance of common stock under the stock purchase plan using the treasury share method. Shares issuable upon the vesting of performance stock awards are likewise included in the calculation of diluted earnings per share as of the date the condition(s) have been satisfied, assuming the end of the reporting period was the end of the contingency period.

Stock Repurchase

The Company accounts for stock repurchases in the consolidated balance sheet by reducing common stock for the par value of the shares, reducing paid-in capital for the amount in excess of par to zero during the period in which the shares are repurchased, and recording the residual amount, if any, to retained earnings. Excise tax on stock repurchases is recorded as part of the cost basis of shares acquired in the consolidated statement of stockholders' equity.

Government Assistance

The Company receives government assistance for qualifying capital investments, research and development, and other activities as defined by the relevant government entities awarding the incentive. Incentives provided by government entities are recognized when the Company has reasonable assurance that it will comply with the conditions of the incentive and the incentive will be received. The Company records capital-related incentives as a reduction to property, plant and equipment and recognizes a reduction to depreciation expense over the useful life of the corresponding asset. Incentives for specific operating activities are offset against the related expense in the period the expense is incurred. As of September 29, 2023, the Company has recognized $10.2 million of receivables in other short-term assets with a corresponding reduction to the carrying amounts of the qualifying manufacturing assets, recorded as a reduction to cost of goods sold as the related assets depreciate. The Company recognized an immaterial benefit in the consolidated statement of operations in fiscal 2023 for grants related to operating activities.

Recently Adopted Accounting Pronouncements and Other Developments

In November 2021, the Financial Accounting Standards Board issued ASU 2021-10 – Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance ("ASU 2021-10") to increase transparency of government assistance received by most business entities. The standard requires annual disclosures of the nature of the transactions, including the commitments, contingencies, and the terms and conditions attached to the grant, the form in which the assistance was provided, the accounting policies used to account for the transactions and the effect of the transactions on the entity's financial statements. The Company adopted ASU 2021-10 in fiscal 2023 and the adoption did not have a significant impact on the consolidated financial statements.

In August 2022, the U.S. government enacted the CHIPS and Science Act, which provides funding for manufacturing grants and research investments and establishes a 25% investment tax credit for certain investments in U.S. semiconductor manufacturing that is placed in service after December 31, 2022. This new law did not have a material impact to the Company in fiscal 2023.

In August 2022, the U.S. government enacted the Inflation Reduction Act, which imposes a corporate alternative minimum tax ("CAMT") of 15% on corporations with three-year average annual adjusted

financial statement income exceeding $1.0 billion, as well as a 1% excise tax on corporate stock repurchases made after December 31, 2022. The Company did not incur an excise tax on stock repurchases in fiscal 2023 and is currently evaluating the provisions of CAMT and its potential impact to the Company. CAMT is effective for the Company in fiscal 2024.

3. MARKETABLE SECURITIES

The Company's portfolio of available-for-sale marketable securities consists of the following (in millions):

	Current		Noncurrent	
	September 29, 2023	September 30, 2022	September 29, 2023	September 30, 2022
U.S. Treasury and government	$15.1	$13.1	$4.1	$0.5
Corporate bonds and notes	–	0.2	–	–
Municipal bonds	0.5	7.0	–	–
Total marketable securities	$15.6	$20.3	$4.1	$0.5

The contractual maturities of noncurrent available-for-sale marketable securities were within two years or less of issuance of the applicable securities. Neither gross unrealized gains and losses nor realized gains and losses were material as of September 29, 2023, and September 30, 2022, respectively.

4. FAIR VALUE

Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis

The Company measures certain assets and liabilities at fair value on a recurring basis such as its financial instruments. There have been no transfers between Level 1, 2, or 3 assets or liabilities during fiscal 2023.

Assets and liabilities recorded at fair value on a recurring basis consisted of the following (in millions):

	As of September 29, 2023				As of September 30, 2022			
		Fair Value Measurements				Fair Value Measurements		
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets								
Cash and cash equivalents(1)	$718.8	$718.5	$ 0.3	$–	$566.0	$565.7	$ 0.3	$–
U.S. Treasury and government securities	19.2	–	19.2	–	13.6	3.6	10.0	–
Corporate bonds and notes	–	–	–	–	0.2	–	0.2	–
Municipal bonds	0.5	–	0.5	–	7.0	–	7.0	–
Total assets at fair value	$738.5	$718.5	$20.0	$–	$586.8	$569.3	$17.5	$–

(1)   Cash equivalents included in Levels 1 and 2 consist of money market funds and corporate bonds and notes, US Treasury and government securities, and agency securities purchased with less than ninety days until maturity.

Assets Measured and Recorded at Fair Value on a Nonrecurring Basis

The Company's non-financial assets and liabilities, such as goodwill, intangible assets, and other long-lived assets resulting from business combinations, are measured at fair value using income approach

valuation methodologies at the date of acquisition and are subsequently re-measured if there are indicators of impairment. During fiscal 2023, the Company recorded impairment charges of $64.5 million primarily due to reduced overall market demand related to long-term supply capacity deposits of $47.5 million recorded within cost of goods sold and a loss on divested assets of $12.3 million recorded within restructuring, impairment, and other. During the fiscal years ended September 30, 2022, and October 1, 2021, the Company recorded impairment charges of $20.7 million and $7.1 million, respectively.

Fair Value of Debt

The Company's debt is carried at amortized cost and is measured at fair value quarterly for disclosure purposes. The estimated fair values are based on Level 2 inputs as the fair value is based on quoted prices for the Company's debt. The carrying value of the Term Loans approximates its fair value as the Term Loans are carried at a market observable interest rate that resets periodically.

The carrying amount and estimated fair value of debt under Senior Notes consists of the following (in millions):

| | As of | | | |
| | September 29, 2023 | | September 30, 2022 | |
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
0.90% Senior Notes due 2023	$ –	$ –	$ 499.2	$ 488.5
1.80% Senior Notes due 2026	497.7	444.5	496.8	431.2
3.00% Senior Notes due 2031	495.2	390.4	494.5	377.6
Total debt under Senior Notes	$992.9	$834.9	$1,490.5	$1,297.3

5. INVENTORY

Inventory consists of the following (in millions):

| | As of | |
	September 29, 2023	September 30, 2022
Raw materials	$ 57.2	$ 81.3
Work-in-process	746.8	805.3
Finished goods	315.7	325.5
Total inventory	$1,119.7	$1,212.1

6. PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment, net consists of the following (in millions):

	As of	
	September 29, 2023	September 30, 2022
Land and improvements	$ 11.8	$ 11.9
Buildings and improvements	588.2	555.6
Furniture and fixtures	74.8	70.1
Machinery and equipment	3,389.3	3,316.3
Construction in progress	107.6	157.2
Total property, plant, and equipment, gross	4,171.7	4,111.1
Accumulated depreciation	(2,781.6)	(2,506.3)
Total property, plant, and equipment, net	$ 1,390.1	$ 1,604.8

7. GOODWILL AND INTANGIBLE ASSETS

The Company's goodwill balance was $2,176.7 million as of each of September 29, 2023, and September 30, 2022. The Company performed an impairment test of its goodwill and its indefinite-lived intangible assets as of the first day of the fourth fiscal quarter in accordance with its regularly scheduled testing. The results of these tests indicated that the Company's goodwill and indefinite-lived intangible assets were not impaired. There were no indicators of impairment noted during the fiscal year ended September 29, 2023.

Intangible assets consist of the following (in millions):

	Weighted average amortization period (years)	As of September 29, 2023			As of September 30, 2022		
		Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships and backlog	2.3	$ 154.6	$(154.6)	$ –	$ 154.6	$(122.3)	$ 32.3
Developed technology and other	6.1	1,290.4	(379.4)	911.0	1,280.9	(209.2)	1,071.7
Technology licenses	2.8	75.8	(36.0)	39.8	105.1	(45.2)	59.9
In-process research and development		271.3	–	271.3	280.8	–	280.8
Total intangible assets		$1,792.1	$(570.0)	$1,222.1	$1,821.4	$(376.7)	$1,444.7

Fully amortized intangible assets are eliminated from both the gross and accumulated amortization amounts in the first quarter of each fiscal year. During fiscal 2023 and fiscal 2022, $9.5 million and $293.5 million, respectively, of IPR&D assets were transferred to definite-lived intangible assets, and are being amortized over their useful lives of 12 years. Amortization expense related to definite-lived intangible assets was $225.9 million, $288.4 million, and $86.8 million for the fiscal years ended September 29, 2023, September 30, 2022, and October 1, 2021, respectively.

Annual amortization expense for the next five fiscal years related to definite-lived intangible assets, excluding IPR&D, is expected to be as follows (in millions):

	2024	2025	2026	2027	2028	Thereafter
Amortization expense	$179.1	$155.7	$127.8	$112.6	$89.9	$285.7

8. INCOME TAXES

Income before income taxes consists of the following components (in millions):

	Fiscal Years Ended		
	September 29, 2023	September 30, 2022	October 1, 2021
United States	$ 484.9	$ 663.0	$ 804.7
Foreign	593.9	813.6	794.0
Income before income taxes	$1,078.8	$1,476.6	$1,598.7

The provision for income taxes consists of the following components (in millions):

	Fiscal Years Ended		
	September 29, 2023	September 30, 2022	October 1, 2021
Current tax expense:			
Federal	$ 164.4	$ 88.7	$ 87.5
State	0.1	0.1	–
Foreign	74.4	51.5	70.7
	238.9	140.3	158.2
Deferred tax expense (benefit):			
Federal	(102.4)	43.9	(45.8)
State	(0.1)	0.1	(0.1)
Foreign	(40.4)	17.1	(11.9)
	(142.9)	61.1	(57.8)
Provision for income taxes	$ 96.0	$201.4	$100.4

The actual income tax expense is different than that which would have been computed by applying the federal statutory tax rate to income before income taxes. A reconciliation of income tax expense as computed at the United States federal statutory income tax rate to the provision for income tax expense is as follows (in millions):

	Fiscal Years Ended		
	September 29, 2023	September 30, 2022	October 1, 2021
Tax expense at United States statutory rate	$226.5	$ 310.1	$ 335.7
Foreign tax rate difference	(90.7)	(105.3)	(111.7)
Effect of stock compensation	16.0	(13.1)	(6.7)
Research and development credits	(29.7)	(26.1)	(27.0)
Change in tax reserve	8.1	7.4	(51.5)
Global Intangible Low-Taxed Income	16.3	36.1	25.5
Foreign Derived Intangible Income	(65.9)	(39.9)	(79.7)
Other, net	15.4	32.2	15.8
Provision for income taxes	$ 96.0	$ 201.4	$ 100.4

The Company operates in foreign jurisdictions with income tax rates lower than the United States tax rate of 21.0% for the fiscal years ended September 29, 2023, September 30, 2022, and October 1, 2021.

The Company had accrued $34.9 million and $105.8 million of the deemed repatriation tax in short-term and long-term liabilities within the consolidated balance sheet, respectively, as of September 29, 2023. The Company had accrued $18.6 million and $139.7 million of the deemed repatriation tax in short-term and long-term liabilities within the consolidated balance sheet, respectively, as of September 30, 2022. The remaining repatriation tax is payable over the next three years: $34.9 million in 2024, $47.6 million in 2025, and $58.2 million in 2026.

On October 2, 2010, the Company expanded its presence in Asia by launching operations in Singapore. The Company operates under a tax holiday in Singapore, which is effective through September 30, 2030. The current tax holiday is conditioned upon the Company's compliance with certain employment and investment thresholds in Singapore. The impact of the tax holiday decreased Singapore taxes owed by $66.0 million, $96.6 million, and $99.5 million for the fiscal years ended September 29, 2023, September 30, 2022, and October 1, 2021, respectively, which resulted in tax benefits of $0.41, $0.59, and $0.60 of diluted earnings per share, respectively. These tax benefits were partially offset by an increase in tax expense on GILTI.

Deferred income tax assets and liabilities consist of the tax effects of temporary differences related to the following (in millions):

| | Fiscal Years Ended | |
	September 29, 2023	September 30, 2022
Deferred tax assets:		
Inventory	$ 24.1	$ 21.4
Accrued compensation and benefits	14.4	11.6
Product returns, allowances, and warranty	7.0	1.5
Share-based and other deferred compensation	24.5	27.8
Net operating loss carry forwards	12.2	14.0
Non-United States tax credits	15.7	17.0
State tax credits	140.0	138.0
Operating leases	45.6	56.8
R&D capitalization	95.3	–
Intangible assets	34.0	20.4
Property, plant, and equipment	34.5	31.4
Other, net	13.9	8.7
Deferred tax assets	461.2	348.6
Less valuation allowance	(164.2)	(161.4)
Net deferred tax assets	297.0	187.2
Deferred tax liabilities:		
Property, plant, and equipment	(52.8)	(59.2)
Intangible assets	(9.6)	(4.7)
Operating leases	(44.3)	(51.5)
Other, net	(7.1)	(39.7)
Net deferred tax liabilities	(113.8)	(155.1)
Total net deferred tax assets	$ 183.2	$ 32.1

The deferred tax assets and liabilities based on tax jurisdictions are presented on our Consolidated Balance Sheets as follows:

| | As of | |
	September 29, 2023	September 30, 2022
Deferred tax assets	$192.3	$ 52.7
Deferred tax liabilities	(9.1)	(20.6)
Net deferred tax asset	$183.2	$ 32.1

In accordance with GAAP, management has determined that it is more likely than not that a portion of the Company's historic and current year income tax benefits will not be realized. As of September 29, 2023, the Company has a valuation allowance of $164.2 million. This valuation allowance is comprised of $140.0 million related to United States tax credits, $4.0 million related to United States state net operating loss carry forwards, and $20.2 million related to foreign deferred tax assets. The United States tax credits relate primarily to California research tax credits that can be carried forward indefinitely, for which the Company has provided a full valuation allowance. The Company does not anticipate sufficient taxable income or tax liability to utilize the United States and foreign credits. If these benefits are recognized in a future period, the valuation allowance on deferred tax assets will be reversed and up to a $164.2 million income tax benefit may be recognized. The Company will need to generate $656.6 million of future United

States federal taxable income to utilize its United States deferred tax assets, net of deferred tax liabilities and excluding state deferred tax assets with a full valuation allowance, as of September 29, 2023. The Company believes that future reversals of taxable temporary differences, and its forecast of continued earnings in its domestic and foreign jurisdictions, support its decision to not record a valuation allowance on other deferred tax assets. The Company will continue to assess its valuation allowance in future periods. The net valuation allowance increased by $2.8 million and $11.4 million in fiscal 2023 and fiscal 2022, respectively, primarily related to increases in state tax credit carryovers.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in millions):

	Unrecognized tax benefits
Balance at September 30, 2022	$ 62.5
Increases based on positions related to prior years	25.4
Decreases based on positions related to prior years	(21.7)
Increases based on positions related to current year	3.7
Decreases based on settlements with taxing authorities	(12.0)
Balance at September 29, 2023	$ 57.9

Of the total unrecognized tax benefits at September 29, 2023, $40.4 million would impact the effective tax rate, if recognized. The remaining unrecognized tax benefits would not impact the effective tax rate, if recognized, due to the Company's valuation allowance and certain positions that were required to be capitalized.

The Company anticipates reversals within the next 12 months related to items such as the lapse of the statute of limitations, audit closures, and other items that occur in the normal course of business. Although the Company cannot predict the timing of resolution with taxing authorities, if any, the Company believes it is reasonably possible that its unrecognized tax benefits will be reduced by $13.1 million in the next 12 months due to expiration of the applicable statute of limitations. During fiscal 2023 and fiscal 2022, the Company recognized $2.9 million and $1.2 million, respectively, of interest or penalties related to unrecognized tax benefits. During fiscal 2021, the Company recognized an $11.6 million benefit for interest and penalties related to unrecognized tax benefits. Accrued interest and penalties of $6.2 million and $5.7 million related to uncertain tax positions have been included in long-term tax liabilities within the consolidated balance sheet as of September 29, 2023, and September 30, 2022, respectively.

During fiscal 2023, the Company concluded an Internal Revenue Service examination of its federal income tax returns for the fiscal year ended September 28, 2018 ("fiscal 2018") and the fiscal year ended September 27, 2019 ("fiscal 2019"). The Company agreed to various adjustments to fiscal 2018 and fiscal 2019 tax returns that resulted in the recognition of net tax expense of $1.6 million during fiscal 2023.

The Company's major tax jurisdictions as of September 29, 2023, are the United States, California, Canada, Mexico, Japan, and Singapore. For the United States, the Company has open tax years dating back to fiscal 2020. For California, the Company has open tax years dating back to fiscal 2004. For Canada, the Company has open tax years dating back to fiscal 2016. For Mexico, the Company has open tax years dating back to fiscal 2013. For Japan, the Company has open tax years dating back to fiscal 2016. For Singapore, the Company has open tax years dating back to fiscal 2019. The Company is subject to audit examinations by the respective taxing authorities on a periodic basis, of which the results could impact its financial position, results of operations, or cash flows.

9. STOCKHOLDERS' EQUITY

Common Stock

At September 29, 2023, the Company is authorized to issue 525.0 million shares of common stock, par value $0.25 per share, of which 159.5 million shares are issued and outstanding.

Holders of the Company's common stock are entitled to dividends in the event declared by the Company's Board of Directors out of funds legally available for such purpose. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or declared and set aside. In the event of the Company's liquidation, dissolution, or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock.

Each holder of the Company's common stock is entitled to one vote for each such share outstanding in the holder's name. No holder of common stock is entitled to cumulate votes in voting for directors. The Company's restated certificate of incorporation as amended to date (the "Certificate of Incorporation") provides that, unless otherwise determined by the Company's Board of Directors, no holder of stock has any preemptive right to purchase or subscribe for any stock of any class which the Company may issue or sell.

Preferred Stock

The Company's Certificate of Incorporation has authorized and permits the Company to issue up to 25.0 million shares of preferred stock without par value in one or more series and with rights and preferences that may be fixed or designated by the Company's Board of Directors without any further action by the Company's stockholders. The designation, powers, preferences, rights and qualifications, limitations, and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock. At September 29, 2023, the Company had no shares of preferred stock issued or outstanding.

Stock Repurchase and Retirement

On January 31, 2023, the Board of Directors approved a stock repurchase program ("January 31, 2023 stock repurchase program"), pursuant to which the Company is authorized to repurchase up to $2.0 billion of its common stock from time to time through February 1, 2025, on the open market or in privately negotiated transactions, in compliance with applicable securities laws and other legal requirements. The January 31, 2023 stock repurchase program succeeds in its entirety the stock repurchase program approved by the Board of Directors on January 26, 2021 ("January 26, 2021 stock repurchase program"). The timing and amount of any shares of the Company's common stock that are repurchased under the January 31, 2023 stock repurchase program will be determined by the Company's management based on its evaluation of market conditions and other factors. The January 31, 2023 stock repurchase program may be suspended or discontinued at any time. The Company currently expects to fund the January 31, 2023 stock repurchase program using the Company's working capital.

During the fiscal year ended September 29, 2023, the Company paid approximately $175.3 million (including commissions) in connection with the repurchase of 1.9 million shares of its common stock (paying an average price of $90.60 per share) all of which shares were repurchased pursuant to the January 26, 2021 stock repurchase program. As of September 29, 2023, $2.0 billion remained available under the January 31, 2023 stock repurchase program.

During the fiscal year ended September 30, 2022, the Company paid approximately $886.8 million (including commissions) in connection with the repurchase of 6.5 million shares of its common stock (paying an average price of $136.32 per share) all of which shares were repurchased pursuant to the January 26, 2021, stock repurchase program. During the fiscal year ended October 1, 2021, the Company paid approximately $195.6 million (including commissions) in connection with the repurchase of 1.4 million shares of its common stock (paying an average price of $138.85 per share) all of which shares were repurchased pursuant to the January 30, 2019 stock repurchase program.

During the fiscal years ended September 30, 2022 and October 1, 2021, the Board of Directors approved the retirement of 6.2 million and 68.5 million treasury shares at an aggregate historical cost of $893.4 million and $4,342.6 million, respectively. Upon retirement, the shares assumed the status of authorized and unissued. All future repurchases of shares will assume the status of authorized and unissued.

Dividends

On November 2, 2023, the Company announced that the Board of Directors had declared a cash dividend on the Company's common stock of $0.68 per share. This dividend is payable on December 12, 2023, to the Company's stockholders of record as of the close of business on November 21, 2023. Future dividends are subject to declaration by the Board of Directors. The dividends charged to retained earnings in fiscal 2023 and 2022 were as follows (in millions except per share data):

| | Fiscal Years Ended | | | |
| | September 29, 2023 | | September 30, 2022 | |
	Per Share	Total	Per Share	Total
First quarter	$0.62	$ 99.4	$0.56	$ 92.5
Second quarter	0.62	98.6	0.56	91.2
Third quarter	0.62	98.7	0.56	90.0
Fourth quarter	0.68	108.5	0.62	99.4
	$2.54	$405.2	$2.30	$373.1

Employee Stock Benefit Plans

As of September 29, 2023, the Company has the following equity compensation plans under which its equity securities were authorized for issuance to its employees and/or directors:

- the 2002 Employee Stock Purchase Plan

- the Non-Qualified Employee Stock Purchase Plan

- the 2008 Director Long-Term Incentive Plan

- the 2015 Long-Term Incentive Plan

Except for the Non-Qualified Employee Stock Purchase Plan, each of the foregoing equity compensation plans was approved by the Company's stockholders.

As of September 29, 2023, a total of 37.5 million shares are authorized for grant under the Company's share-based compensation plans. The number of common shares reserved for future awards to employees and directors under these plans was 10.5 million at September 29, 2023. The Company currently grants

new equity awards to employees under the 2015 Long-Term Incentive Plan and to non-employee directors under the 2008 Director Long-Term Incentive Plan.

2015 Long-Term Incentive Plan. Under this plan, officers, employees, and certain consultants may be granted stock options, restricted stock units, performance stock units, and other share-based awards. The plan has been approved by the stockholders. Under the plan, up to 24.5 million shares have been authorized for grant. A total of 8.9 million shares were available for new grants as of September 29, 2023. The maximum contractual term of options under the plan is seven years from the date of grant. Options granted under the plan at the determination of the compensation committee generally vest ratably over four years. Restricted stock units granted under the plan at the determination of the compensation committee generally vest over three or more years. No dividends or dividend equivalents are accumulated or paid with respect to restricted stock unit awards or other awards until the shares underlying such awards vest and are issued to the award holder. Performance stock units are contingently granted depending on the achievement of certain predetermined performance goals and generally vest over one or more years.

2008 Director Long-Term Incentive Plan. Under this plan, non-employee directors may be granted stock options, restricted stock units, and other share-based awards. The plan has been approved by the stockholders. Under the plan a total of 1.5 million shares have been authorized for grant. A total of 0.5 million shares were available for new grants as of September 29, 2023. The maximum contractual term of options granted under the plan is ten years from the date of grant. Options granted under the plan generally vest ratably over four years. Restricted stock units granted under the plan generally vest over one or more years.

Employee Stock Purchase Plans. The Company maintains a domestic and an international employee stock purchase plan. Under these plans, eligible employees may purchase common stock through payroll deductions of up to 15% of their compensation. The price per share is the lower of 85% of the fair market value of the common stock at the beginning or end of each offering period (six months). The plans provide for purchases by employees of up to an aggregate of 11.6 million shares. Shares of common stock purchased under these plans in the fiscal years ended September 29, 2023, September 30, 2022, and October 1, 2021, were 0.3 million, 0.3 million, and 0.2 million, respectively. At September 29, 2023, there were 1.0 million shares available for purchase. The Company recognized compensation expense of $10.9 million, $9.2 million, and $8.7 million for the fiscal years ended September 29, 2023, September 30, 2022, and October 1, 2021, respectively, related to the employee stock purchase plan. The unrecognized compensation expense on the employee stock purchase plan at September 29, 2023, was $3.5 million. The weighted average period over which the cost is expected to be recognized is approximately four months.

Restricted and Performance Awards and Units

The following table represents a summary of the Company's restricted and performance awards and units:

	Shares (in millions)	Weighted average grant date fair value
Non-vested awards outstanding at September 30, 2022	2.4	$139.63
Granted(1)	2.6	$ 92.86
Vested	(1.2)	$123.60
Canceled/forfeited	(0.4)	$112.15
Non-vested awards outstanding at September 29, 2023	3.4	$112.69

(1) includes performance stock awards granted and earned assuming target performance under the underlying performance metrics

The weighted-average grant date fair value per share for awards granted during the fiscal years ended September 29, 2023, September 30, 2022, and October 1, 2021, was $92.86, $151.20, and $148.96, respectively.

The following table summarizes the total intrinsic value for awards vested (in millions):

	Fiscal Years Ended		
	September 29, 2023	September 30, 2022	October 1, 2021
Awards	$111.9	$249.6	$167.4

Valuation and Expense Information

The following table summarizes pre-tax share-based compensation expense by financial statement line and related tax benefit (in millions):

	Fiscal Years Ended		
	September 29, 2023	September 30, 2022	October 1, 2021
Cost of goods sold	$ 20.7	$ 26.9	$ 28.9
Research and development	94.8	93.8	85.7
Selling, general, and administrative	69.6	74.5	77.3
Total share-based compensation expense	$185.1	$195.2	$191.9
Share-based compensation tax expense (benefit)	$ 9.1	$ (20.1)	$ (13.5)
Capitalized share-based compensation expense at period end	$ 14.5	$ 6.8	$ 9.8

The following table summarizes total compensation costs related to unvested share-based awards not yet recognized and the weighted-average period over which it is expected to be recognized at September 29, 2023:

	Unrecognized compensation cost for unvested awards (in millions)	Weighted average remaining recognition period (in years)
Awards	$242.3	2.6

The fair value of the restricted stock units is equal to the closing market price of the Company's common stock on the date of grant.

The Company issued performance stock unit awards during fiscal 2023, fiscal 2022, and fiscal 2021 that contained market-based conditions. The fair value of these performance stock unit awards was estimated on the date of the grant using a Monte Carlo simulation with the following weighted average assumptions:

	Fiscal Year Ended		
	September 29, 2023	September 30, 2022	October 1, 2021
Volatility of common stock	45.71%	44.04%	43.20%
Average volatility of peer companies	40.74%	46.28%	45.96%
Average correlation coefficient of peer companies	0.65	0.65	0.65
Risk-free interest rate	4.51%	0.79%	0.25%
Dividend yield	2.80%	1.40%	1.39%

10. LEASES

The Company's lease arrangements consist primarily of corporate, manufacturing, design, and other facility agreements as well as various machinery and office equipment agreements. The leases expire at various dates through 2061, some of which include options to extend the lease term. The longest potential total lease term consists of a 40-year land lease in Osaka, Japan.

During the fiscal years ended September 29, 2023, September 30, 2022, and October 1, 2021, the Company recorded $39.8 million, $43.6 million, and $33.9 million of operating lease expense, and $19.2 million, $12.3 million, and $3.2 million of variable lease expense, respectively.

Supplemental cash information and non-cash activities related to operating leases are as follows (in millions):

	Fiscal Year Ended		
	September 29, 2023	September 30, 2022	October 1, 2021
Operating cash outflows from operating leases	$34.0	$32.0	$32.5
Operating lease assets obtained in exchange for new lease liabilities	$11.1	$84.6	$24.8

Operating leases are classified as follows (in millions):

	As of	
	September 29, 2023	September 30, 2022
Other current liabilities	$ 28.3	$ 18.5
Long-term operating lease liabilities	188.7	206.9
Total lease liabilities	$217.0	$225.4

Maturities of lease liabilities under operating leases by fiscal year are as follows (in millions):

	As of September 29, 2023
2024	$ 20.6
2025	32.7
2026	29.3
2027	28.5
2028	26.3
Thereafter	123.9
Total lease payments	261.3
Less: imputed interest	(44.3)
Present value of lease liabilities	217.0
Less: current portion (included in other current liabilities)	(28.3)
Total	$188.7

Weighted-average remaining lease term and discount rate related to operating leases are as follows:

	As of	
	September 29, 2023	September 30, 2022
Weighted-average remaining lease term (years)	12.3	12.1
Weighted-average discount rate	3.6%	3.3%

11. COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, various lawsuits, claims, and proceedings have been, and may in the future be, instituted or asserted against the Company, including those pertaining to patent infringement, intellectual property, environmental hazards, product liability and warranty, safety and health, employment, and contractual matters.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. Third parties have asserted, and may in the future, assert patent, copyright, trademark, and other intellectual property rights to technologies that are important to the Company's business and have demanded and may in the future demand that the Company license their technology. The outcome of any such litigation cannot be predicted with certainty and some such lawsuits, claims, or proceedings may be disposed of unfavorably to the Company. Generally speaking, intellectual property disputes often have a risk of injunctive relief, which, if imposed against the Company, could materially and adversely affect the Company's financial condition or results of operations. From time to time the Company may also be involved in legal proceedings in the ordinary course of business.

The Company monitors the status of legal proceedings and other contingencies on an ongoing basis to ensure loss contingencies are recognized and/or disclosed in its financial statements and footnotes. The Company does not believe there are any pending legal proceedings that are reasonably possible to result in a material loss. The Company is engaged in various legal actions in the normal course of business

and, while there can be no assurances, the Company believes the outcome of all pending litigation involving the Company will not have, individually or in the aggregate, a material adverse effect on its business or financial statements.

Purchase Commitments

The Company purchases materials primarily pursuant to individual purchase orders, some of which have underlying master purchase agreements. Some of these purchase commitments are cancellable, and some are non-cancelable, depending on the terms with each individual supplier. In the event of cancellation, the Company may be required to pay costs incurred through the date of cancellation or other fees. When cancellation would result in incurring costs or other fees, the Company has historically sought to negotiate amended terms to the original agreements and orders to limit its exposure and, as such, the Company believes that purchase commitments as of any particular date may not be a reliable indicator of future commitments.

The Company maintains certain minimum purchase commitments under long-term capacity reservation agreements primarily with foundries for the purchase of wafers. Under these agreements, the Company agreed to pay refundable deposits to the suppliers in exchange for reserved manufacturing production capacity over the term of the agreements. During fiscal 2023, the Company recorded impairment charges of $47.5 million within cost of goods sold due to reduced overall market demand related to long-term supply capacity deposits. As of September 29, 2023, the remaining deposits under the long-term capacity reservation agreements were $43.0 million and $16.0 million recorded within other current assets and other long-term assets, respectively.

12. GUARANTEES AND INDEMNITIES

The Company has made no significant contractual guarantees for the benefit of third parties. However, the Company generally indemnifies its customers from third-party intellectual property infringement litigation claims related to its products and, on occasion, also provides other indemnities related to product sales. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease.

The Company indemnifies its directors and officers to the maximum extent permitted under the laws of the state of Delaware. The duration of the indemnities varies, and in many cases is indefinite. The indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales and in many cases are subject to geographic and other restrictions. In certain instances, the Company's indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities in the accompanying consolidated balance sheets and does not expect that such obligations will have a material adverse impact on its financial statements.

13. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in millions, except per share amounts):

	Fiscal Years Ended		
	September 29, 2023	September 30, 2022	October 1, 2021
Net income	$982.8	$1,275.2	$1,498.3
Weighted average shares outstanding – basic	159.4	162.4	165.2
Dilutive effect of equity-based awards	0.9	0.9	1.8
Weighted average shares outstanding – diluted	160.3	163.3	167.0
Net income per share – basic	$ 6.17	$ 7.85	$ 9.07
Net income per share – diluted	$ 6.13	$ 7.81	$ 8.97
Anti-dilutive common stock equivalents	0.1	0.7	–

Basic earnings per share are calculated by dividing net income by the weighted average number of shares of the Company's common stock outstanding during the period. The calculation of diluted earnings per share includes the dilutive effect of equity-based awards that were outstanding during the fiscal years ended September 29, 2023, September 30, 2022, and October 1, 2021, using the treasury stock method. Shares issuable upon the vesting of performance stock awards are likewise included in the calculation of diluted earnings per share as of the date the condition(s) have been satisfied, assuming the end of the reporting period was the end of the contingency period. Certain of the Company's outstanding share-based awards, noted in the table above, were excluded because they were anti-dilutive, but they could become dilutive in the future.

14. SEGMENT INFORMATION AND CONCENTRATIONS

The Company has a single reportable operating segment which designs, develops, manufactures, and markets similar proprietary semiconductor products, including intellectual property. In reaching this conclusion, management considers the definition of the chief operating decision maker ("CODM"), how the business is defined by the CODM, the nature of the information provided to the CODM, and how that information is used to make operating decisions, allocate resources, and assess performance. The Company's CODM is the president and chief executive officer. The results of operations provided to and analyzed by the CODM are at the consolidated level and accordingly, key resource decisions and assessment of performance are performed at the consolidated level. The Company assesses its determination of operating segments at least annually.

Disaggregation of Revenue and Geographic Information

The Company presents net revenue by geographic area based upon the location of the OEMs' headquarters and sales channel as it believes that doing so best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Individually insignificant OEMs are presented based on sales region. Net revenue by geographic area is as follows (in millions):

| | Fiscal Years Ended | | |
	September 29, 2023	September 30, 2022	October 1, 2021
United States	$3,603.9	$3,685.7	$3,228.1
China	358.3	599.6	994.2
Taiwan	344.4	430.4	404.2
Europe, Middle East, and Africa	204.2	235.8	180.1
South Korea	198.3	458.2	264.5
Other Asia-Pacific	63.3	75.8	38.0
Total	$4,772.4	$5,485.5	$5,109.1

Net revenue by sales channel is as follows (in millions):

| | Fiscal Years Ended | | |
	September 29, 2023	September 30, 2022	October 1, 2021
Distributors	$4,235.7	$4,488.1	$4,539.7
Direct customers	536.7	997.4	569.4
Total	$4,772.4	$5,485.5	$5,109.1

The Company's revenue from external customers is generated principally from the sale of semiconductor products. Accordingly, the Company considers its product offerings to be similar in nature and therefore not segregated for reporting purposes.

Net property, plant, and equipment balances, based on the physical locations within the indicated geographic areas are as follows (in millions):

| | As of | |
	September 29, 2023	September 30, 2022
Japan	$ 606.4	$ 679.7
Singapore	307.5	363.3
Mexico	233.1	296.7
United States	219.7	246.0
Rest of world	23.4	19.1
	$1,390.1	$1,604.8

Concentrations

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. Trade accounts receivable are primarily derived from sales to manufacturers of communications and consumer products and electronic component distributors. The Company performs ongoing credit evaluations of customers.

In fiscal 2023, 2022, and 2021, Apple, through sales to multiple distributors, contract manufacturers, and direct sales for multiple applications including smartphones, tablets, desktop, and notebook computers, watches and other devices, in the aggregate accounted for 66%, 58%, and 59% of the Company's net revenue, respectively.

SKYWORKS®

At September 29, 2023, the Company's three largest accounts receivable balances comprised 83% of aggregate gross accounts receivable. This concentration was 79% at September 30, 2022, and 70% at October 1, 2021.

15. SUPPLEMENTAL FINANCIAL INFORMATION

Other current assets consist of the following (in millions):

	As of	
	September 30, 2022	October 1, 2021
Prepaid expenses	$306.0	$242.3
Other	155.1	95.2
Total other current assets	$461.1	$337.5

Other current liabilities consist of the following (in millions):

	As of	
	September 29, 2023	September 30, 2022
Accrued customer liabilities	$270.9	$226.9
Accrued taxes	58.8	48.8
Short-term operating lease liabilities	28.3	18.5
Other	44.8	45.0
Total other current liabilities	$402.8	$339.2

16. DEBT

Debt consists of the following (in millions, except percentages):

	Effective Interest Rate	As of September 29, 2023	September 30, 2022
0.90% Senior Notes due 2023	–%	$ –	$ 500.0
1.80% Senior Notes due 2026	1.97%	500.0	500.0
3.00% Senior Notes due 2031	3.13%	500.0	500.0
Term Loans due 2024	6.37%	300.0	700.0
Unamortized debt discount and issuance costs		(7.7)	(10.9)
Total debt		1,292.3	2,189.1
Less: current portion of long-term debt		299.4	499.2
Total long-term debt		$ 992.9	$1,689.9

Senior Notes

On May 26, 2021, the Company issued $500.0 million of its 0.90% Senior Notes due 2023 (the "2023 Notes"), $500.0 million of its 1.80% Senior Notes due 2026 (the "2026 Notes"), and $500.0 million of its

3.00% Senior Notes due 2031 (the "2031 Notes" and, together with the 2026 Notes, the "Notes"). During fiscal 2023, the Company repaid $500.0 million of the 2023 Notes at maturity. The Notes are senior unsecured obligations of the Company and rank equally in right of payment with all of its existing and future senior unsecured debt but effectively junior to any of the Company's senior secured debt to the extent of the value of collateral securing such debt, and are structurally subordinated to all existing and future obligations of the Company's subsidiaries. The Notes will mature on each respective maturity date, unless earlier redeemed in accordance with their terms. Interest on the Notes is payable on June 1 and December 1 of each year.

The Company may redeem all or a portion of the 2026 Notes and the 2031 Notes at any time and from time to time prior to maturity, in whole or in part, for cash at the applicable redemption prices set forth in the respective supplemental indenture. If the Company undergoes a change of control repurchase event, as defined in the indenture governing the Notes (as supplemented, the "Indenture"), holders may require the Company to repurchase the Notes in whole or in part for cash at a price equal to 101% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest. As of September 29, 2023, the Company considered the likelihood of acceleration related to the 2026 and 2031 Notes and recorded the Notes as long-term debt. The Notes are recorded net of discount and issuance costs, which are amortized to interest expense over the respective terms of these borrowings.

The Indenture contains customary events of default, including failure to make required payments of principal and interest, certain events of bankruptcy and insolvency, and default in the performance or breach of any covenant or warranty contained in the Indenture or the Notes. As of September 29, 2023, the Company was in material compliance with all debt covenants under the Senior Notes.

Term Credit Agreement

On May 21, 2021, the Company entered into a term credit agreement (as amended, the "Term Credit Agreement") providing for a $1.0 billion term loan facility (the "Term Loan Facility"). On July 26, 2021, the Company borrowed $1.0 billion in aggregate principal amount of term loans (the "Term Loans") under the Term Loan Facility to finance a portion of the purchase price for the acquisition of the Infrastructure and Automotive business of Silicon Laboratories Inc. and to pay fees and expenses incurred in connection therewith. During fiscal 2023, 2022, and 2021 the Company repaid $400.0 million, $50.0 million, and $250.0 million, respectively, of outstanding borrowings under the Term Loans. As of September 29, 2023, there were $300.0 million of borrowings outstanding under the Term Credit Agreement.

Borrowings under the Term Loan Facility are not currently guaranteed by any of the Company's subsidiaries. Interest on the Term Loans is payable either monthly or quarterly elected at the Company's discretion and is based on the applicable floating interest rate, plus an applicable margin based on the Company's public debt credit ratings. The Term Loans mature on July 26, 2024, and all amounts then-outstanding under the Term Loans, together with accrued and unpaid interest thereon, are repayable at maturity. There is no premium or penalty for prepayment.

The Term Credit Agreement contains customary representations and warranties and covenants, including restrictions on the incurrence of indebtedness by non-guarantor subsidiaries and the creation of liens, and a financial covenant consisting of a limitation on leverage, defined as consolidated total indebtedness divided by consolidated earnings before interest, taxes, depreciation, and amortization for the period of four consecutive quarters not to exceed a ratio of 3.0 to 1.0. The Term Credit Agreement also contains customary events of default, which include failure to make required payments of principal and interest, breaches of representations and warranties, changes of control or failures to pay money judgments, and certain defaults in respect of specified material indebtedness, upon the occurrence of which, among other remedies, the lenders may accelerate the maturity of the indebtedness and other obligations under

the Term Credit Agreement. As of September 29, 2023, the Company was in material compliance with all debt covenants under the Term Credit Agreement.

Revolving Credit Agreement

On May 21, 2021, the Company entered into a revolving credit agreement (as amended, the "Revolving Credit Agreement") providing for a $750.0 million revolving credit facility (the "Revolver"). The proceeds of the Revolver will be used for general corporate purposes and working capital needs of the Company and its subsidiaries.

The Revolver provides for revolving credit borrowings and letters of credit, with sublimits for letters of credit. The Revolver may be increased in specified circumstances by up to $250.0 million at the discretion of the lenders. The Revolver matures on July 26, 2026, and all unpaid borrowings, together with accrued and unpaid interest thereon, are repayable at maturity.

The Revolving Credit Agreement contains customary representations and warranties and covenants, including restrictions on the incurrence of indebtedness by non-guarantor subsidiaries and the creation of liens, and a financial covenant consisting of a limitation on leverage, defined as consolidated total indebtedness divided by consolidated earnings before interest, taxes, depreciation, and amortization for the period of four consecutive quarters not to exceed a ratio of 3.0 to 1.0. As of September 29, 2023, there were no borrowings outstanding and the Company was in material compliance with all debt covenants under the Revolver.

17. SUBSEQUENT EVENT

On October 4, 2023, the Company repaid $150.0 million of outstanding borrowings under the Term Loans. As of October 4, 2023, there were $150.0 million of borrowings outstanding under the Term Credit Agreement.

To the Stockholders and Board of Directors
Skyworks Solutions, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Skyworks Solutions, Inc. and subsidiaries (the Company) as of September 29, 2023 and September 30, 2022, the related consolidated statements of operations, comprehensive income, cash flows, and stockholders' equity for each of the years in the three-year period ended September 29, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of September 29, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 29, 2023 and September 30, 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended September 29, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 29, 2023 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for

external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Application of tax laws and regulations

As discussed in Note 2 and Note 8 to the consolidated financial statements, the Company recorded an income tax provision of $96.0 million for the year ended September 29, 2023, which is comprised of current and deferred taxes on domestic and foreign income. The application of tax laws and regulations to calculate tax liabilities is subject to legal and factual interpretation, judgment, and uncertainty in a multitude of jurisdictions. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations, and court rulings.

We identified the evaluation of the application of tax laws and regulations in certain jurisdictions as a critical audit matter. Challenging auditor judgment and the involvement of tax professionals with specialized skills and knowledge were required due to the Company's application of the tax laws and regulations within the manually prepared income tax provision.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's income tax process, including controls relating to the application of the tax laws and regulations. We involved tax professionals with specialized skills and knowledge, who assisted in evaluating the Company's application of the tax laws and regulations in certain jurisdictions, including the resulting calculations, within the manually prepared income tax provision.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Irvine, California
November 17, 2023

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of September 29, 2023. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 Internal Control — Integrated Framework.

Based on their assessment, management concluded that, as of September 29, 2023, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting as stated within their report which appears herein.

Changes in Internal Control Over Financial Reporting

There are no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the fourth quarter of fiscal 2023 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Director and Officer Trading Arrangements

A significant portion of the compensation of the Company's directors and officers (as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) is in the form of equity awards and, from time to time, directors and officers engage in open-market transactions with respect to the securities acquired pursuant to such equity awards or other Company securities, including to satisfy tax withholding obligations when equity awards vest or are exercised, and for diversification or other personal reasons.

Transactions in Company securities by directors and officers are required to be made in accordance with the Company's insider trading policy, which requires that the transactions be in accordance with applicable U.S. federal securities laws that prohibit trading while in possession of material nonpublic information. Rule 10b5-1 under the Exchange Act provides an affirmative defense that enables directors and officers to prearrange transactions in the Company's securities in a manner that avoids concerns about initiating transactions while in possession of material nonpublic information.

The following table describes contracts, instructions or written plans for the sale or purchase of Company securities adopted by our directors and officers during the fourth quarter of fiscal 2023 that are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) (a "Rule 10b5-1 trading arrangement"):

Name and Title	Date of Adoption	Duration of Rule 10b5-1 Trading Arrangement	Aggregate Number of Securities to Be Purchased or Sold
Karilee Durham, Senior Vice President, Human Resources	August 9, 2023	Until August 9, 2024, or such earlier date upon which all transactions are completed or expire without execution	Sale of up to 5,000 shares

None of our directors or officers terminated a Rule 10b5-1 trading arrangement or adopted or terminated a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the fourth quarter of fiscal 2023.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Dividends

Our common stock is traded on the Nasdaq Global Select Market under the symbol "SWKS".

The number of stockholders of record of our common stock as of November 2, 2023, was 8,175. On November 2, 2023, the Company announced that the Board of Directors had declared a cash dividend of $0.68 per share of common stock, payable on December 12, 2023, to stockholders of record as of November 21, 2023. We pay, and intend to continue to pay, quarterly dividends subject to capital availability and periodic determinations made by our Board of Directors that cash dividends are in the best interests of our stockholders.

Future cash dividends may be affected by, among other items, our views on potential future capital requirements, including those relating to research and development, creation and expansion of investments and acquisitions, stock repurchase programs, debt issuances and repayments, changes in federal and state income tax law, and changes to our business model.

Issuer Purchases of Equity Securities

The following table provides information regarding repurchases of common stock made during the three months ended September 29, 2023:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(1)
7/1/23-7/28/23	12,567(2)	$112.71	–	$2.0 billion
7/29/23-8/25/23	8,549(2)	$105.62	–	$2.0 billion
8/26/23-9/29/23	–	$ 0.00	–	$2.0 billion
	21,116		–	

(1) We announced on February 6, 2023 that our Board of Directors had approved a stock repurchase program on January 31, 2023, which authorizes the repurchase of up to $2.0 billion of our common stock from time to time on the open market or in privately negotiated transactions, in compliance with applicable securities laws and other legal requirements, and which is scheduled to expire on February 1, 2025.

(2) Represents shares repurchased by us at the fair market value of the common stock as of the applicable purchase date, in connection with the satisfaction of tax withholding obligations under equity award agreements.

The following graph shows the change in Skyworks' cumulative total stockholder return for the last five fiscal years, based upon the market price of Skyworks' common stock, compared with the cumulative total return on: (i) the Standard & Poor's 500 Index and (ii) the Standard & Poor's 500 Semiconductor Index. The graph assumes a total initial investment of $100 on September 28, 2018, and shows a "Total Return" that assumes reinvestment of dividends, if any, and is based on market capitalization at the beginning of each period.

Comparison of Cumulative Five-Year Total Return



Total Return to Stockholders
(Includes reinvestment of dividends)

ANNUAL RETURN PERCENTAGE

Company Name / Index	Years Ended				
	09/27/19	10/02/20	10/01/21	09/30/22	09/29/23
Skyworks Solutions, Inc.	(12.75)	92.54	13.02	(46.98)	18.53
S&P 500 Index	3.72	15.25	32.06	(16.43)	21.62
S&P 500 Semiconductors	1.22	50.06	36.11	(29.76)	93.95

INDEXED RETURNS

Company Name / Index	Years Ended					
	Base Period 9/28/18	09/27/19	10/02/20	10/01/21	09/30/22	09/29/23
Skyworks Solutions, Inc.	100	87.25	168.00	189.87	100.67	119.32
S&P 500 Index	100	103.72	119.54	157.86	131.92	160.44
S&P 500 Semiconductors	100	101.22	151.90	206.75	145.22	281.65

The stock performance graph shall not be deemed soliciting material or to be filed with the SEC or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, nor shall it be incorporated by reference into any past or future filing under the Securities Act of 1933 or the Exchange Act, except to the extent we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act of 1933 or the Exchange Act.



Executive Management

Liam K. Griffin
Chairman, Chief Executive Officer and President

Carlos S. Bori
Senior Vice President, Sales and Marketing

Kari Durham
Senior Vice President, Human Resources

Yusuf Jamal
*Senior Vice President and General Manager,
Diversified Analog Solutions*

Reza Kasnavi
Senior Vice President, Technology and Manufacturing

Joel R. King
*Senior Vice President and General Manager,
Mobile Solutions*

Brian Mirkin
*Senior Vice President and General Manager,
Mixed Signal Solutions*

Kris Sennesael
Senior Vice President and Chief Financial Officer

Robert J. Terry
Senior Vice President, General Counsel and Secretary

Board of Directors

Liam K. Griffin
Chairman of the Board, Skyworks Solutions, Inc.

Christine King
*Lead Independent Director, Skyworks Solutions, Inc.
Retired Executive Chairman, QLogic Corporation*

Alan S. Batey
*Retired Executive Vice President and President of
North America, General Motors*

Kevin L. Beebe
President and Chief Executive Officer, 2BPartners, LLC

Eric J. Guerin
Chief Financial Officer, RB Global, Inc.

Suzanne E. McBride
Chief Operations Officer, Iridium Communications Inc.

David P. McGlade
Retired Executive Chairman, Intelsat S.A.

Robert A. Schriesheim
Chairman, Truax Partners LLC

Maryann Turcke
*Former Chief Operating Officer, National Football
League*

Transfer Agent and Registrar

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astfinancial.com

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other administrative matters.

Investor Relations

You can contact Skyworks' Investor Relations team directly
to order an Investor's Kit or to ask investment-oriented
questions about Skyworks at:

Skyworks Solutions, Inc.
5260 California Avenue
Irvine, CA 92617
(949) 508-0973
investor.relations@skyworksinc.com

You can also view this annual report along with other
financial-related information and other public filings
with the U.S. Securities and Exchange Commission at:
skyworksinc.com.

Independent Registered Public Accountants

KPMG LLP

Executive Offices

Skyworks Solutions, Inc.
5260 California Avenue
Irvine, CA 92617
(949) 231-3000

Common Stock

Skyworks common stock is traded on the Nasdaq Global
Select Market® under the symbol SWKS.

Annual Meeting

The annual meeting of stockholders will be held virtually
on May 14, 2024, at virtualshareholdermeeting.com/
SWKS2024.



skyworksinc.com